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TABLE OF CONTENTS
Index to Financial Statements

As filed with the Securities and Exchange Commission on September 1, 2006

Registration No. 333-136125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

AMENDMENT NO. 1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AFFYMAX, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	77-0579396
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4001 Miranda Avenue
Palo Alto, CA 94304
(650) 812-8700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Arlene M. Morris
President and Chief Executive Officer
4001 Miranda Avenue
Palo Alto, CA 94304
(650) 812-8700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Laura A. Berezin, Esq. Barbara A. Kosacz, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000	Bruce Dallas, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued September 1, 2006

                                            Shares

COMMON STOCK

Affymax, Inc. is offering                                             shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $                             and $                             per share.

We have applied to have our common stock approved for quotation on the Nasdaq Global Market under the symbol "AFFY."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

PRICE $          A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Affymax
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional                  shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on              , 2006.

MORGAN STANLEY

                                        COWEN AND COMPANY

THOMAS WEISEL PARTNERS LLC

RBC CAPITAL MARKETS

                                          , 2006

        You should rely only on the information contained in this prospectus or any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus or free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or free writing prospectus is accurate only as of its date, regardless of its time of delivery, or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.

        Through and including                                    , 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the U.S.: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this prospectus. This summary highlights what we believe is the most important information about us and this offering. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and related notes included in this prospectus.

AFFYMAX, INC.

Corporate Overview

        We are a biopharmaceutical company developing novel peptide-based drug candidates to improve the treatment of serious and often life-threatening conditions. Our lead product candidate, Hematide, is designed to treat anemia associated with chronic kidney disease and cancer. A major cause of anemia, a serious condition in which blood is deficient in red blood cells and hemoglobin, is insufficient production of, or insufficient response to, erythropoietin, or EPO, a naturally occurring hormone that stimulates the production of red blood cells. Hematide is a synthetic peptide-based erythropoiesis stimulating agent, or ESA, designed to stimulate production of red blood cells. Hematide is designed to be longer acting than recombinant EPO-based products which are the only currently marketed ESAs. As a result, we believe Hematide has the potential to offer both better care for patients and reduced cost and complexity for healthcare providers. We are currently conducting a Phase 2 clinical trial in patients suffering from end-stage renal disease who are on dialysis, as well as in earlier stage chronic kidney disease patients, or predialysis patients. If the results of our ongoing Phase 2 trials for Hematide continue to be positive, we would expect to commence separate pivotal Phase 3 trials in both dialysis and predialysis patients during the first half of 2007. In oncology supportive care, we have begun Phase 2 clinical trials evaluating Hematide in cancer patients who suffer from anemia as a consequence of their chemotherapy treatment.

        According to IMS Health Incorporated, recombinant EPO, or rEPO, generated over $12 billion in worldwide revenues in 2005, of which we believe more than $8 billion was generated in the U.S. Of this $8 billion, we estimate that approximately $3 billion is attributable to use of rEPO in patients on dialysis, and the remaining $5 billion is attributable to other indications, including oncology, as well as use in predialysis patients. Despite the success of rEPO, we believe that worldwide markets for predialysis and cancer are underserved. Currently marketed rEPO is typically given up to three times per week to dialysis patients, and every one to three weeks to oncology patients. We believe the requirement for relatively frequent dosing has limited the use of these ESAs in predialysis and oncology treatment settings and that Hematide, with its longer acting profile, has the potential to expand these markets. While the dialysis market is currently well penetrated, we believe Hematide has the potential to offer reduced operational cost and complexity for healthcare providers compared to currently marketed ESAs.

        In February and June 2006, we entered into two agreements forming a collaboration to develop and commercialize Hematide with Takeda Pharmaceutical Company Limited, or Takeda, the largest pharmaceutical company in Japan. Under our collaboration, the companies will co-develop and co-commercialize Hematide in the U.S. Takeda received an exclusive license to develop and commercialize Hematide outside of the U.S. Beginning January 1, 2007, Takeda will bear the first $50 million of third-party expenses related to clinical development in pursuit of U.S. regulatory approval of Hematide. Thereafter, Takeda will bear 70% of the third-party U.S. clinical development expenses, while we will assume 30% of these expenses. Under the agreements, Takeda paid us upfront license fees of $122 million and purchased approximately $10 million of our preferred stock, and we are eligible to receive from Takeda up to an aggregate of $355 million upon the successful achievement of clinical development and regulatory milestones. Further, we may receive from Takeda up to an aggregate of $150 million upon the achievement of certain worldwide annual net sales milestones. We and Takeda will share equally in the net profits and losses of Hematide in the U.S. Takeda will pay us royalties based on the annual net sales of Hematide outside the U.S.

        In addition to our lead program, we are using our discovery platform to develop a pipeline of peptide-based drug candidates. We are currently engaged in preclinical research on a peptide-based, non-injectable ESA. Our Innotide program is evaluating a family of peptide-based drug candidates that show early positive results in the area of tissue protection in preclinical models of stroke, myocardial infarct, and renal failure. We are also advancing research on Gematide, a peptide-based drug candidate with granulocyte colony-stimulating factor, or G-CSF, activity for the treatment of neutropenia, an immunosuppressive condition often caused by chemotherapy in which blood is deficient in a subset of white blood cells known as neutrophils. In addition, we have a preclinical research collaboration with EntreMed, Inc. on Angiotide, a novel synthetic peptide that may be useful in treating cancer by blocking angiogenesis, or blood vessel formation in tumors.

Risks Related to Our Business

        Our business is subject to a number or risks of which you should be aware before making an investment decision. These risks are discussed more fully in "Risk Factors." For example:

  •
  We are dependent on the success of Hematide. All of our other product candidates are in early stage research. If we are unable to develop successfully, receive regulatory approval for and commercialize Hematide, we may never be profitable and may have to cease operations.

  •
  Even if approved for sale by the appropriate regulatory authorities, physicians may not prescribe Hematide or any of our other product candidates.

  •
  We have initiated binding arbitration and related litigation with another company over ownership of intellectual property that could potentially affect our plans for Hematide. An adverse result in the litigation or binding arbitration could mean that we lose or do not acquire certain patents and/or patent rights in the ESA field and that the other company obtains or retains certain patents and/or patent rights in the ESA field, and could make us liable for damages, attorneys' fees and costs. If another company possesses or obtains patents or patent rights that encompass one or more elements of Hematide, it could initiate proceedings and potentially prevent us from or interfere with our manufacturing or commercializing Hematide in various countries in accordance with our current plans.

  •
  The U.S. market opportunity for Hematide may deteriorate significantly after existing rEPO patents expire in the U.S. in 2015.

  •
  We incurred $160.5 million of net losses from inception to June 30, 2006, and we anticipate that we will incur continued losses for the foreseeable future.

Corporate Information

        We were incorporated in Delaware in July 2001 under the name Affymax, Inc. The address of our principal executive office is 4001 Miranda Avenue, Palo Alto, California 94304, and our telephone number is (650) 812-8700. Our website address is www.affymax.com. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus.

        We have a registration for the trademark "Affymax" in the U.S. We have applied in the U.S. to register the trademarks: "Angiotide," "Avixis," "Gematide," "Hematide," "Innotide," and "Affymax and logo." We have applied in certain other countries to register the trademarks: "Avixis," "Hematide" and "Innotide."

THE OFFERING

Common stock offered by us	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
We plan to use the net proceeds from this offering to support research and development activities for Hematide and other product candidates; to fund activities in preparation for the potential commercial launch of Hematide; and for working capital and other general corporate purposes.
Proposed Nasdaq Global Market symbol	AFFY

        The number of shares of common stock that will be outstanding immediately after this offering is based on 41,465,941 shares of common stock outstanding as of August 15, 2006 and excludes:

  •
  5,002,870 shares of common stock issuable upon the exercise of stock options outstanding as of August 15, 2006, with a weighted average exercise price of $1.35 per share;

  •
  274,401 shares of common stock reserved for future grants under our 2001 Stock Option/Stock Issuance Plan as of August 15, 2006 provided, however, that upon the 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan becoming effective, we will no longer grant options pursuant to the 2001 Stock Option/Stock Issuance Plan and any remaining shares available for grant will no longer be available for issuance;

  •
  an aggregate of 5,400,000 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan each of which will become effective immediately upon the signing of the underwriting agreement for this offering; and

  •
  1,760,672 shares of common stock issuable upon the exercise of outstanding warrants, with a weighted average exercise price of $3.86 per share, of which warrants for 1,752,721 shares of common stock will terminate if not exercised prior to the closing of this offering.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  a one-for-            reverse stock split of our common stock and preferred stock;

  •
  the conversion of all our outstanding shares of preferred stock into 35,974,405 shares of common stock upon the closing of this offering pursuant to our amended and restated certificate of incorporation;

  •
  the filing of our restated certificate of incorporation, which will occur immediately prior to the closing of this offering;

  •
  no exercise of the underwriters' over-allotment option; and

  •
  the issuance of                                    shares of common stock in connection with the net exercise of warrants exercisable for common stock at an assumed initial public offering price of $                        per share.

SUMMARY FINANCIAL DATA

        The following table summarizes our financial data. We have derived the following summary of our statements of operations data for the years ended December 31, 2003, 2004 and 2005 from our audited financial statements appearing elsewhere in this prospectus. Statements of operations data for the six-month periods ended June 30, 2005 and 2006, and for the period from July 20, 2001 (inception) through June 30, 2006 and summary balance sheet data as of June 30, 2006 have been derived from our unaudited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary of our financial data set forth below should be read together with our financial statements and the related notes to those statements, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus.

				Six Months Ended June 30,
	Year Ended December 31,					Period from July 20, 2001 (inception) to June 30, 2006
	2003	2004	2005	2005	2006
				(unaudited)		(unaudited)
	(in thousands, except for per share data)
Statements of Operations Data:
Revenue	$225	$151	$74	$53	$149	$702
Operating expenses:
Research and development	13,660	17,338	24,051	11,036	32,551	110,374
General and administrative	4,953	4,931	10,032	3,894	9,170	37,141
Amortization of intangible assets	6,107	—	—	—	—	14,471
Impairment of assets	4,224	—	—	—	—	4,224

Total operating expenses	28,944	22,269	34,083	14,930	41,721	166,210

Loss from operations	(28,719)	(22,118)	(34,009)	(14,877)	(41,572)	(165,508)
Interest income	357	439	1,413	246	1,567	4,942
Interest expense	(7)	—	(29)	(14)	(59)	(145)
Other income (expense), net	172	281	49	14	1	187

Net loss	(28,197)	(21,398)	(32,576)	(14,631)	(40,063)	(160,524)
Accretion of mandatorily redeemable convertible preferred stock	(164)	(105)	(597)	(69)	(454)	(1,538)

Net loss attributable to common stockholders	$(28,361)	$(21,503)	$(33,173)	$(14,700)	$(40,517)	$(162,062)

Basic and diluted net loss per common share:
Historical	$(25.77)	$(17.59)	$(25.41)	$(11.34)	$(13.18)

Pro forma (unaudited)			$(1.08)		$(1.04)

Weighted-average number of shares used to compute basic and diluted net loss per common share:
Historical	1,101	1,222	1,306	1,296	3,074

Pro forma (unaudited)			30,106		38,580

	As of June 30, 2006 (unaudited)
	Actual	Pro Forma(1)(2)	Pro Forma As Adjusted(3)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$67,759
Working capital	150,254
Total assets	177,465
Long term capital lease obligations	288
Deficit accumulated during the development stage	(160,524)
Redeemable preferred stock	156,120
Total stockholders' equity (deficit)	(125,473)
(1)
Reflects the automatic conversion of all outstanding shares of our preferred stock outstanding as of June 30, 2006 into an aggregate of 35,974,405 shares of common stock and forgiveness of two employee notes receivable of $100,000 each, in each case concurrent with the effectiveness of this offering.
(2)
Adjusts the pro forma information to reflect the issuance of                        shares of common stock upon the net exercise of outstanding warrants that will terminate if not exercised prior to the closing of this offering at an assumed initial public offering price of $                .
(3)
Adjusts the pro forma information to reflect the sale of                        shares of our common stock in this offering at an assumed initial public offering price to the public of $                per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        You should carefully consider the risks described below, which we believe are the material risks of our business and this offering, before making an investment decision. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes.

Risks Related to Our Business

    We are dependent on the success of Hematide, and we cannot give any assurance that it will receive regulatory approval or be successfully commercialized.

        Hematide, which is our only product candidate in clinical development, is in multiple Phase 2 clinical trials for the treatment of anemia associated with chronic kidney disease and cancer. All of our other compounds or potential product candidates are in preclinical development or the discovery stage. In order to commercialize Hematide, we will be required to conduct additional clinical trials which may not succeed and to obtain regulatory approvals which we may fail to do. We do not know, and are unable to predict, what type and how many clinical trials the Food and Drug Administration, or FDA, will require us to conduct before gaining approval to market Hematide. Our clinical development program for Hematide may not lead to a commercial drug either because we fail to demonstrate that it is safe and effective in clinical trials and we therefore fail to obtain necessary approvals from the FDA, and similar foreign regulatory agencies, or because we have inadequate financial or other resources to advance this product candidate through the clinical trial process. Any failure to obtain approval of Hematide would have a material and adverse impact on our business as we would have to incur substantial expense and it would take a significant amount of time and resources to bring our other product candidates to market.

    We have initiated binding arbitration and related litigation with Johnson & Johnson, Ortho-McNeil Pharmaceutical, Inc., Ortho Pharmaceutical Corporation, The R.W. Johnson Pharmaceutical Research Institute and Johnson & Johnson Pharmaceutical Research & Development, L.L.C., or, collectively, J&J, over ownership of intellectual property related to erythropoietin receptor, or EPO-R, agonists. An adverse result in this binding arbitration or litigation, together with adverse results in subsequent litigation J&J might then bring, could prevent us from manufacturing or commercializing Hematide in a number of countries in accordance with our current plans.

        We have initiated binding arbitration and related litigation with J&J over the ownership of a number of U.S. and international patents and patent applications related to EPO-R agonists, or the "intellectual property in dispute." We believe that we are the sole owner or co-owner of the intellectual property in dispute. J&J, on the other hand, alleges that it is the sole owner or co-owner of the intellectual property in dispute, including several U.S. patents on which we are currently named as sole owner that relate to specified peptide compounds. Although we believe our position in this dispute is meritorious and that we have substantial defenses to J&J's counterclaims, litigation is time consuming and expensive and the outcome is inherently uncertain. A number of outcomes in the dispute are possible, including, without limitation, the possibility that we lose or do not acquire specific patents and patent rights in the ESA field, J&J obtains or retains specific patents and patent rights in the ESA field or we become liable for damages, attorneys' fees and costs. Moreover, if the arbitration panel were to determine that J&J is the sole owner of one or more of the disputed patents, J&J may seek to assert such patents against us in the U.S., Europe and elsewhere.

        We believe the U.S. intellectual property in dispute does not encompass Hematide and that we can manufacture, commercialize and sell Hematide in the U.S. regardless of the outcome of this arbitration. However, if, through the ongoing arbitration or otherwise, J&J or another potential competitor obtains or possesses patents or patent rights that are deemed to encompass one or more elements of Hematide, that party could initiate proceedings, an adverse result in which could prevent us from manufacturing or commercializing Hematide, either for ourselves or with Takeda, in the U.S.

        We have patent applications relating to Hematide and related technology that are not part of the intellectual property in dispute. Accordingly, we believe that issuance of patents from those applications will permit us to exclude potential competitors, including J&J, from manufacturing, commercializing or selling Hematide and many closely related compounds, regardless of the outcome of the arbitration.

        The outcome of any arbitration or litigation proceeding is inherently unpredictable. The claims and underlying facts at issue in this dispute are complex, and could necessitate prolonged discovery. Since we acquired assets from Affymax N.V. (a different company from us), discovery could uncover documents and other evidence of which we are not currently aware that are adverse to our position. We have incurred significant expense in pursuing this matter to date, and because a final decision on the arbitration and related litigation may not be reached for years, we expect we will continue to incur significant and increasing expenses for several more years, likely totaling in the millions of dollars as this matter progresses toward resolution. In addition, the efforts of our technical, legal and management personnel have been and will continue to be diverted as a result of this dispute.

    Our commercial success depends upon attaining significant market acceptance of Hematide among physicians, patients, health care payors and, in the renal market, acceptance by the major operators of dialysis clinics.

        None of our product candidates has been commercialized for any indication. Even if approved for sale by the appropriate regulatory authorities, physicians may not prescribe Hematide or any of our other product candidates, in which case we would not generate revenue or become profitable. In particular, the therapeutic indications targeted by our lead product candidate have been served by our competitors' products for many years. These products may now be said to be the standard of care, and it may be difficult to encourage healthcare providers to switch from products with which they and their patients have become comfortable.

        The dialysis market, which is one of the largest and most established markets that Hematide will attempt to penetrate, is highly concentrated, with two companies owning and operating approximately 50% of Medicare-approved dialysis facilities in the U.S. In addition, dialysis clinics using ESAs could incur substantial expense in administration and training if they were to switch from current ESAs to Hematide. The concentration of customers for ESA's within the dialysis market may pose a risk to our ability to obtain favorable margins on Hematide, if approved. If we cannot come to agreements with one or more of the major companies operating dialysis clinics in the U.S., the revenue opportunity of Hematide could be significantly reduced.

        Current reimbursement policies in the U.S. make it difficult for an ESA marketer to penetrate the dialysis market based on price. The Centers for Medicare and Medicaid Services, or CMS, currently reimburses healthcare providers for use of ESAs at a rate of average sales price plus a 6% margin to the provider, or ASP plus 6%. We cannot be certain what reimbursement policies will be in effect at the time we seek to enter the dialysis market in the U.S., or the effect these policies may have on our ability to compete effectively.

        In the predialysis market, one challenge is that patients suffering from anemia may not access health care resources to treat their condition for some time following its onset. As a result, the available predialysis market may be limited by the overall proportion of patients who are diagnosed with the condition, how early these patients are diagnosed, and at what point they begin treatment. Additionally, reaching and educating the doctors who treat predialysis patients may be comparatively difficult, as these patients are spread more thinly across a variety of treatment settings than end stage renal disease patients receiving treatment at dialysis centers.

        In addition, market acceptance of our lead product candidate, Hematide, and any future product candidates by physicians, healthcare payors and patients will depend on a number of additional factors, including:

  •
  the clinical indications for which the product candidate is approved;

  •
  acceptance by physicians and patients of each product candidate as a safe and effective treatment;

  •
  perceived advantages over alternative treatments;

  •
  the cost of treatment in relation to alternative treatments;

  •
  the availability of adequate reimbursement by third parties;

  •
  relative convenience and ease of administration; and

  •
  the prevalence and severity of side effects.

    Competition in the pharmaceutical industry is intense. If our competitors are able to develop and market products that are more effective, safer or less costly than any future products that we may develop, our commercial opportunity will be reduced or eliminated.

        We face competition from established and emerging pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer side effects or are less expensive than Hematide or any other future products that we may develop and commercialize. In addition, significant delays in the development of our product candidates could allow our competitors to bring products to market before we do and impair our ability to commercialize our product candidates. Competitors may also reduce the price of their ESAs in order to gain market share. These price reductions could force us to lower the price of Hematide in order to compete effectively, resulting in lower revenues and reduced margins on the sales of Hematide.

        We anticipate that, if approved, Hematide would compete with EPOGEN and Aranesp, which are both marketed by Amgen, PROCRIT, which is marketed by Ortho Biotech Products, L.P. (a subsidiary of J&J), and NeoRecormon, currently marketed outside the U.S. by Roche. In addition, in April 2006 Roche filed for U.S. and European marketing approval for Mircera, or CERA, which reportedly has greater serum stability and is longer acting than any rEPO product that is currently on the market. Because of its ability to be longer acting, we believe that CERA will be in direct competition with Hematide, and therefore could potentially limit the market for Hematide. The introduction of generics into the ESA market, or new market entrants, could also prove to be a significant threat to us as it could not only limit the market for Hematide, but could also drive down the price of ESAs.

        All of these competitors have substantially greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Current marketers of ESAs also have the ability to bundle sales of existing ESA products with their other products, potentially disadvantaging Hematide, which we plan to sell on a stand-alone basis. Established pharmaceutical and large biotechnology companies may invest heavily to discover quickly and develop novel compounds or drug delivery technology that could make our product candidates obsolete. Smaller or early stage companies may also prove to be significant competitors, particularly through strategic partnerships with large and established companies. These third parties may compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business. Our competitors may succeed in obtaining patent or other intellectual property protection, receiving FDA approval, or discovering, developing and commercializing products before we do.

    The U.S. market opportunity for Hematide may deteriorate significantly after existing rEPO patents expire in the U.S. in 2015.

        The last significant U.S. patent for epoetin alfa, a version of short-acting rEPO, expires in 2015. Patents related to epoetin alfa expired in the E.U. in 2004. Generic versions of short-acting rEPO are currently being developed in and for various markets outside the U.S., including the E.U. Generic short-acting rEPO is already being sold in various territories outside the U.S. and the E.U. We expect that biogenerics, including rEPO, will be sold at a significant discount to existing branded products when they are launched in the U.S. and the E.U. The introduction of generics into the ESA market could prove to be a significant threat to Hematide if they are able to demonstrate bioequivalence to existing ESAs. Generics will constitute additional competition for Hematide and could drive its price down, which may adversely affect our revenues.

    Any failure or delay in completing clinical trials for our product candidates could severely harm our business.

        Each of our product candidates must undergo extensive preclinical studies and clinical trials as a condition to regulatory approval. Preclinical studies and clinical trials are expensive and take many years to complete. We estimate that clinical trials and related regulatory review in initial indications for our most advanced product candidate, Hematide, will continue for at least four years, but could take significantly longer to complete. The completion of clinical trials for our product candidates may be delayed or halted for many reasons, including:

  •
  delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective sites;

  •
  regulators or institutional review boards may not authorize us to commence a clinical trial;

  •
  our inability, or the inability of our collaborators or licensees, to manufacture or obtain from third parties materials sufficient to complete our preclinical studies and clinical trials;

  •
  delays in patient enrollment, and variability in the number and types of patients available for clinical trials;

  •
  difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

  •
  poor effectiveness of product candidates during clinical trials;

  •
  safety issues, including serious adverse events associated with Hematide;

  •
  the failure of patients to complete clinical trials due to side effects, dissatisfaction with the product candidate or other reasons;

  •
  governmental or regulatory delays and changes in regulatory requirements, policy and guidelines; and

  •
  varying interpretation of data by FDA and similar foreign regulatory agencies.

        Clinical trials may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Our ability to enroll sufficient numbers of patients in our clinical trials depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for the trial and competing clinical trials. Patients participating in the trials may not live through completion of the trial or may suffer adverse medical effects unrelated to treatment with our product candidate. The results from preclinical testing and prior clinical trials may not be predictive of results obtained in later and larger clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing promising results in earlier clinical trials. Our failure to adequately demonstrate the safety and effectiveness of any of our product candidates will prevent us from receiving regulatory approval and negatively impact our business.

        It is possible that none of our product candidates will complete clinical trials in any of the markets in which we intend to sell those product candidates. We also do not know and are unable to predict what clinical trials the FDA will require us to conduct, which could result in additional delays in bringing our product candidates to market. Accordingly, we may not receive the regulatory approvals needed to market our product candidates. Any failure or delay in completing clinical trials for our product candidates would delay commercialization of our product candidates and severely harm our business and financial condition.

    All of our product candidates other than Hematide are in early stage research. If we are unable to develop, test and commercialize our other product candidates, our business will be adversely affected.

        A key element of our strategy is to discover, develop and commercialize a portfolio of new products in addition to Hematide. We are seeking to do so through our internal research programs and intend to explore strategic collaborations for the development of new products. Research programs to identify new disease targets and product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including the following:

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  the research methodology used may not be successful in identifying potential product candidates;

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  competitors may develop alternatives that render our product candidates obsolete;

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  a product candidate may on further study be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory approval;

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  a product candidate is not capable of being produced in commercial quantities at an acceptable cost, or at all; or

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  a product candidate may not be accepted by patients, the medical community or third-party payors.

        Our strategy also includes in-licensing or acquiring product candidates that leverage our product development strengths. We may not be able to license or acquire promising product candidates on reasonable terms, if at all.

    If we fail to maintain our existing, or enter into new, strategic collaborations, we may have to reduce or delay our product candidate development efforts or increase our expenditures.

        Our business model is based in part upon entering into strategic collaborations for development of our product candidates. If we are not able to maintain our existing collaboration with Takeda to develop and commercialize Hematide, our business could be severely adversely affected. In addition, if we fail to establish and maintain additional strategic collaborations for our other potential product candidates:

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  the development of our current or future product candidates may be terminated or delayed;

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  our cash expenditures related to development of our current or future product candidates would increase significantly and we may need to seek additional financing;

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  we may be required to hire additional employees or otherwise develop expertise, such as sales and marketing expertise, for which we have not budgeted;

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  we will bear all of the risk related to the development of each of our current and future product candidates; and

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  we may be unable to meet demand for any future products that we may develop.

        Any of these events could have a material adverse effect on our business.

    We are at an early stage of development as a company, we have limited sources of revenue, and we may never become profitable.

        We are a development stage biopharmaceutical company with a limited operating history. Currently, we have no products approved for commercial sale and, to date, we have not generated any revenue from product sales. Our ability to generate revenue depends heavily on our ability to successfully develop and secure regulatory approval for, and commercially launch, our lead product candidate, Hematide, and our other product candidates. If we are unable to commercialize Hematide, it will be a long time before we will be able to commercialize our other product candidates, if ever.

        Our existing product candidates will require extensive additional clinical evaluation, regulatory approval, significant marketing efforts and substantial investment before they can provide us or our partners with any revenue. If we or our partners are unable to develop and commercialize one or more of our product candidates or if sales revenue from any product candidate that receives marketing approval is insufficient, we will not achieve profitability, and we may be unable to continue our operations.

    We have incurred significant operating losses since inception and anticipate that we will incur continued losses for the foreseeable future.

        We have experienced significant operating losses since our inception in 2001. At June 30, 2006, we had a deficit accumulated during the development stage of approximately $160.5 million. We have generated no revenue from product sales to date. We have funded our operations to date principally from the sale of our securities and from payments by Takeda under our collaboration agreements. We expect to continue to incur substantial additional operating losses for the next several years as we pursue our clinical trials, prepare for commercialization of our initial products, begin new development programs and add the necessary infrastructure to support operating as a public company. Even if we receive regulatory approval for one or more products, we must successfully commercialize our products before we can become profitable. We anticipate that it will be at least several years before we can commercialize our lead product candidate, Hematide, and even longer for our current product candidates, if at all. Accordingly, we may never generate significant revenues and, even if we do generate significant revenues, we may never achieve or sustain profitability.

    Reimbursement may not be available for our product candidates, which could diminish our sales or affect our ability to sell our products profitably.

        Market acceptance and sales of our product candidates will depend on reimbursement policies and may be affected by future health care reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will pay for and establish reimbursement levels. We cannot be sure that reimbursement will be available for any of our product candidates. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our products. We have not commenced efforts to have our product candidates reimbursed by government or third-party payors. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize our products.

        In both the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals in recent years to change the healthcare system in ways that could impact our ability to sell our products profitably. These proposals include prescription drug benefit proposals for Medicare beneficiaries and measures that would limit or prohibit payments for certain medical treatments or subject the pricing of drugs to government control. Legislation creating a prescription drug benefit and making certain changes in Medicaid reimbursement has recently been enacted. In particular, in December 2003, President Bush signed into law new Medicare prescription drug coverage legislation that changes the methodology used to calculate reimbursement for certain drugs such as Hematide. In addition, the legislation directs the Secretary of Health and Human Services to contract with procurement organizations to purchase physician-administered drugs from the manufacturers and provides physicians with the option to obtain drugs through these organizations as an alternative to purchasing from the manufacturers, which some physicians may find advantageous.

        As a result of legislative proposals and the trend towards managed health care in the U.S., third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drugs. They may also refuse to provide any coverage of approved products for medical indications other than those for which the FDA has granted market approvals. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly approved drugs, which in turn will put pressure on the pricing of drugs. We expect to experience pricing pressures in connection with the sale of our products due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals.

    CMS policies are constantly changing and we cannot guarantee that they will not decrease, limit or deny reimbursement of Hematide in the future.

        CMS, the agency within the Department of Health and Human Services that manages Medicare and will be responsible for reimbursement of the cost of Hematide administered to Medicare beneficiaries, has asserted the authority of Medicare not to cover particular drugs if it determines that they are not "reasonable and necessary" for Medicare beneficiaries, or to cover them at a lesser rate, compared to drugs that CMS considers to be therapeutically comparable. We cannot be certain that CMS will not decrease, limit or deny reimbursement of Hematide for any therapeutic indication we may pursue. As the costs of the Medicare program continue to grow, CMS may be compelled to make difficult decisions regarding the trade-offs of supporting the reimbursement of certain public health expenditures over others. Depending on methods CMS uses to calculate the cost-benefit of treatments competing for share of the Medicare budget, ESAs (including Hematide) may not be considered to offer sufficient overall health benefit to justify reimbursement at levels that will allow us to achieve and sustain profitability. In fact, the National Institute for Health and Clinical Excellence, the body that provides guidance to the U.K.'s National Health Service on what healthcare technologies to reimburse and at what levels, currently recommends against the wide use of ESAs in the treatment of chemotherapy induced anemia. Further, CMS has instituted dramatic Medicare reimbursement changes in the past that adversely impacted the businesses of companies in other segments of the healthcare industry, and we cannot determine that CMS will not do the same in the markets in which we operate. CMS currently reimburses healthcare providers for use of ESAs at ASP plus 6%. In the future, CMS may reimburse ESAs under methods other than ASP plus 6%, including capitation, a method that reimburses providers a fixed, per capita amount per patient regardless of the level of service provided. We cannot guarantee that Hematide, or any of our other product candidates, will be reimbursed by CMS to incent physician adoption.

    If we fail to obtain additional financing, we may be unable to complete the development and commercialization of Hematide and our other product candidates, or to continue our research and development programs.

        Our operations have consumed substantial amounts of cash since our inception. We expect to continue to spend substantial amounts in order to:

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  complete the clinical development of Hematide and our other product candidates;

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  launch and commercialize any product candidates for which we receive regulatory approval, including building our own commercial organization and sales force to address certain markets;

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  continue our research and development programs; and

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  license or acquire additional product candidates.

        We estimate that our net proceeds from this offering will be approximately $                         million. We believe that the cash received from Takeda, existing cash, cash equivalents and short-term investments and the interest thereon, will enable us to maintain our currently planned operations through at least 24 months without including the net proceeds from this offering. However, even with the net proceeds from this offering, we may be required to raise additional capital to complete the development and commercialization of Hematide. We may be required to raise additional capital to complete the development and commercialization of our current product candidates.

        To date, our sources of cash have been limited primarily to the proceeds from the sale of our securities to private investors and payments by Takeda under our collaboration agreements. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants, such as limitations on our ability to incur additional indebtedness, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue the development and/or commercialization of one or more of our product candidates. We also may be required to:

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  seek collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; and

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  relinquish or license on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves.

    We rely on third parties to conduct preclinical and clinical trials for our product candidates, and if they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for our product candidates.

        We design the clinical trials for our product candidates, but we rely on contract research organizations and other third parties to assist us in managing, monitoring and otherwise carrying out these trials. We compete with larger companies for the resources of these third parties.

        Although we rely on these third parties to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.

        We may not be able to maintain our relationships with these contract research organizations on acceptable terms. These third-party collaborators generally may terminate their engagements with us at any time and having to enter into alternative collaboration arrangements would delay introduction of our product candidates to market. As a result, we can control their activities only within certain limits, and they will devote only a certain amount of their time to conduct research on our product candidates and develop them.

        If these third parties do not successfully carry out their duties under their agreements with us, if the quality or accuracy of the data they obtain is compromised due to failure to adhere to our clinical protocols or regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, our clinical trials may not meet regulatory requirements. If our clinical trials do not meet regulatory requirements or if these third parties need to be replaced, our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of our product candidates.

    Our dependence upon third parties for the manufacture and supply of our products may cause delays in, or prevent us from, successfully developing and commercializing products.

        We do not currently have the infrastructure or capability internally to manufacture the drug products that we need to conduct our clinical trials. We have entered into agreements with contract manufacturers to produce our supplies of Hematide; however, we have no long term contracts for supply of Hematide or any of our other product candidates. Hematide is a new chemical entity that has never been produced at commercial scale, and as such, there are underlying risks associated with the manufacture of the substance, which could include: cost overruns, process scale-up, process reproducibility and timely availability of raw materials, as well as regulatory issues associated with the manufacture of our product candidates. Any of these risks may prevent or delay us from successfully developing Hematide or other product candidates.

        For the foreseeable future, we expect to continue to rely on contract manufacturers, partners and other third parties to produce sufficient quantities of our product candidates for use in our clinical trials. If our contract manufacturers or other third parties fail to deliver our product candidates for clinical use on a timely basis, with sufficient quality and at commercially reasonable prices, and we fail to find replacement manufacturers or to develop our own manufacturing capabilities, we may be required to delay or suspend clinical trials or otherwise discontinue development and production of our product candidates.

        We, our third-party manufacturers and our partners are required to comply with applicable FDA manufacturing practice regulations. If one of our third-party manufacturers fails to maintain compliance with these regulations, the production of our product candidates could be interrupted, resulting in delays and additional costs. Additionally, our third-party manufacturers must pass a pre-approval inspection before we can obtain regulatory approval for any of our product candidates. If for any reason these third parties are unable or unwilling to perform under our agreements or enter into new agreements with us, we may not be able to locate alternative manufacturers or enter into favorable agreements with them in an expeditious manner. We could also experience manufacturing delays if our third-party manufacturers give greater priority to the production of other products over our product candidates. Any inability to acquire sufficient quantities of our product candidates or components thereof in a timely manner from third parties could delay clinical trials or result in product shortages and prevent us from developing and commercializing our product candidates in a cost-effective manner or on a timely basis.

    The commercial success of our collaborations depends in part on the development and marketing efforts of our collaboration partners, over which we have limited control. If our collaborations are unsuccessful, our ability to develop and commercialize products through our collaborations, and to generate future revenue from the sale of these products, would be significantly reduced.

        Our dependence on collaboration arrangements subjects our company to a number of risks. Our ability to develop and commercialize drugs that we develop with our collaboration partners depends on our collaboration partners' abilities to establish the safety and efficacy of our product candidates, obtain and maintain regulatory approvals and achieve market acceptance of a product once commercialized. Our collaboration partners may elect to delay or terminate development of one or more product candidates, independently develop products that compete with ours, or fail to commit sufficient resources to the marketing and distribution of products developed through their collaboration with us. Competing products, either developed by our collaboration partners or to which our collaboration partners have rights or acquire in the future, may result in our partners' withdrawal of support for our product candidates.

        In the event that one or more of our collaboration partners fails to diligently develop or commercialize a product candidate covered by one of our collaboration agreements, we may have the right to terminate our partner's rights to such product candidate but we will not receive any future revenue from that product candidate unless we are either able to find another partner or to commercialize the product candidate on our own, which is likely to result in significant additional expense. Business combinations, significant changes in business strategy, litigation and/or financial difficulties may also adversely affect the willingness or ability of one or more of our collaboration partners to complete their obligations under our collaboration agreements. If our collaboration partners fail to perform in the manner we expect, our potential to develop and commercialize products through our collaborations and to generate future revenue from the sale of these products, would be significantly reduced. If a conflict of interest arises between us and one or more of our collaboration partners, they may act in their own self-interest and not in the interest of our company or our stockholders. If one or more of our collaboration partners were to breach or terminate their collaboration agreements with us or otherwise fail to perform their obligations thereunder in a timely manner, the preclinical or clinical development or commercialization of the affected product candidates or research programs could be delayed or terminated.

    It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection.

        Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our product candidates, their use and the methods used to manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to protect our product candidates from unauthorized making, using, selling, offering to sell or importation by third parties is dependent upon the extent to which we have rights under valid and enforceable patents, or have trade secrets that cover these activities.

        We have licensed from third parties rights to numerous issued patents and patent applications. The rights to product candidates that we acquire from licensors or collaborators are protected by patents and proprietary rights owned by them, and we rely on the patent protection and rights established or acquired by them. Because we may acquire rights to late-stage products, the remaining patent terms of licensed patents relating to those products may not provide meaningful protection. Moreover, third parties may challenge the patents, patent applications and other proprietary rights held by our licensors or collaborators. We generally do not unilaterally control the prosecution of patent applications licensed from third parties. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we may exercise over internally developed intellectual property.

        Even if we are able to obtain patents on our product candidates, any patent may be challenged, invalidated, held unenforceable or circumvented. The existence of a patent will not necessarily protect us from competition or from claims of a third party that our products infringe their issued patents. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the U.S. The biotechnology patent situation outside the U.S. is even more uncertain. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents, or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our licensed patents, in our patents or in third-party patents or applications therefor.

        The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

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  others may be able to make compounds that are similar to our product candidates but that are not covered by the claims of our patents, or for which we are not licensed under our license agreements;

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  we or our licensors or collaborators might not have been the first to make the inventions covered by our pending patent application or the pending patent applications and issued patents of our licensors;

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  we or our licensors or collaborators might not have been the first to file patent applications for these inventions;

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  others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

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  it is possible that our pending patent applications will not result in issued patents;

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  our issued patents and the issued patents of our licensors or collaborators may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by third parties;

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  we may not develop additional proprietary technologies that are patentable; or

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  the patents of others may have an adverse effect on our business.

        We also may rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our product candidates is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the U.S. are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

        Our research and development collaborators may have rights to publish data and other information to which we have rights. In addition, we sometimes engage individuals or entities to conduct research that may be relevant to our business. The ability of these individuals or entities to publish or otherwise publicly disclose data and other information generated during the course of their research is subject to certain contractual limitations. These contractual provisions may be insufficient or inadequate to protect our trade secrets and may impair our patent rights. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our technology and other confidential information, then our ability to receive patent protection or protect our proprietary information may be jeopardized.

    We expect to incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or use, our technology.

        Our ability, and that of our commercial partners, to commercialize any approved products will depend, in part, on our ability to obtain patents, enforce those patents and operate without infringing the proprietary rights of third parties. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. We have filed multiple U.S. patent applications and foreign counterparts related to Hematide and other programs as well as underlying platform technologies and may file additional U.S. and foreign patent applications related thereto. There can be no assurance that any issued patents we own or control will provide sufficient protection to conduct our business as presently conducted or as proposed to be conducted, that any patents will issue from the patent applications owned by us, or that we will remain free from infringement claims by third parties.

        The failure to obtain adequate patent protection would have a material adverse effect on us and may adversely affect our ability to enter into, or affect the terms of, any arrangement for the further development and marketing of any product. There can also be no assurance that patents owned by us will not be challenged by others. We are currently involved in binding arbitration with J&J, which could result in one or more patents being issued to these parties for technology that we jointly or solely own. We could incur substantial costs in proceedings, including interference proceedings before the U.S. Patent and Trademark Office and comparable proceedings before similar agencies in other countries in connection with any claims that may arise in the future. These proceedings could result in adverse decisions about the patentability of our inventions and products, as well as about the enforceability, validity or scope of protection afforded by our patents.

        Patent applications in the U.S. and elsewhere are published only after 18 months from the priority date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to products similar to Hematide and any future products may have already been filed by others without our knowledge. In the event an infringement claim is brought against us, we may be required to pay substantial legal and other expenses to defend such a claim and, if we are unsuccessful in defending the claim, we may be prevented from pursuing related product development and commercialization and may be subject to damage awards.

        Our ongoing litigation is described in the sections entitled "Business—Intellectual Property", "Business—J&J Intellectual Property Dispute" and "Business—Legal Proceedings." We have incurred substantial expense as a result of our litigation and arbitration proceedings and we expect to incur even greater expense in the future. In addition, any future patent litigation, interference or other administrative proceedings will result in additional expense and distraction of our personnel. An adverse outcome in such litigation or proceedings may expose us or our collaborators to loss of our proprietary position or to significant liabilities, or require us to seek licenses that may not be available from third parties on commercially acceptable terms, if at all. In addition, we may be restricted or prevented from manufacturing, developing or commercializing Hematide or from developing, manufacturing and selling any future products in the event of an adverse determination in a judicial or administrative proceeding or if we fail to obtain necessary licenses. If it is determined that we have infringed an issued patent, we could be compelled to pay significant damages, including punitive damages.

        Virtually all of our competitors are able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations, in-license technology that we need, out-license our existing technologies or enter into collaborations that would assist in bringing our product candidates to market.

    If we are unable either to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will be unable to commercialize our product candidates successfully.

        We currently have no sales, marketing or distribution capabilities. To commercialize our product candidates, we must either develop internal sales, marketing and distribution capabilities, which will be expensive and time consuming, or make arrangements with third parties to perform these services. If we decide to market any of our products directly, we must commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and with supporting distribution capabilities. Factors that may inhibit our efforts to commercialize our products directly and without strategic partners include:

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  our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

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  the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

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  the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

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  unforeseen costs and expenses associated with creating and sustaining an independent sales and marketing organization.

        If we are not able to collaborate with a third party and are not successful in recruiting sales and marketing personnel or in building a sales and marketing infrastructure, we will have difficulty commercializing our product candidates, which would adversely affect our business and financial condition. If we do collaborate with and rely on pharmaceutical or biotechnology companies with established sales, marketing and distribution systems to market our products, we will need to establish and maintain partnership arrangements, and we may not be able to enter into these arrangements on acceptable terms or at all. To the extent that we enter into co-promotion or other arrangements, any revenues we receive will depend upon the efforts of third parties, which may not be successful and are only partially in our control. In that event, our product revenues would likely be lower than if we marketed and sold our products directly.

    If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

        Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. We are highly dependent upon our senior management and scientific staff, particularly Arlene Morris, our President and Chief Executive Officer, and Robert Naso, our Executive Vice President, Research and Development. The loss of services of either Ms. Morris or Dr. Naso or one or more of our other members of senior management could delay or prevent the successful completion of our planned clinical trials or the commercialization of our product candidates.

        Competition for qualified personnel in the biotechnology and pharmaceuticals field is intense. We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms. We do not carry "key person" insurance covering any members of our senior management. Each of our officers and key employees may terminate his employment at any time without notice and without cause or good reason.

    As we evolve from a company primarily involved in research and development to a company also involved in commercialization, we may encounter difficulties in managing our growth and expanding our operations successfully.

        As we advance our product candidates through clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various collaborative partners, suppliers and other third parties. Future growth will impose significant added responsibilities on members of management. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts effectively, manage our clinical trials effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

Risks Related to Our Industry

    The regulatory approval process is expensive, time consuming and uncertain and may prevent us or our collaboration partners from obtaining approvals for the commercialization of some or all of our product candidates.

        The research, testing, manufacturing, selling and marketing of drug candidates are subject to extensive regulation by FDA and other regulatory authorities in the U.S. and other countries, and regulations may differ from country to country. Neither we nor our collaboration partners are permitted to market our product candidates in the U.S. until we receive approval of a New Drug Application, or NDA, from the FDA. Neither we nor our collaboration partners have received marketing approval for any of our product candidates. Obtaining approval of an NDA can be a lengthy, expensive and uncertain process. In addition, failure to comply with FDA and other applicable U.S. and foreign regulatory requirements may subject our company to administrative or judicially imposed sanctions, including warning letters, civil and criminal penalties, injunctions, product seizure or detention, product recalls, total or partial suspension of production and refusal to approve pending NDAs or supplements to approved NDAs.

        Regulatory approval of an NDA or NDA supplement is not guaranteed, and the approval process is expensive and may take several years. The FDA also has substantial discretion in the drug approval process. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon clinical trials or to repeat or perform additional preclinical studies and clinical trials. The number of preclinical studies and clinical trials that will be required for FDA approval varies depending on the drug candidate, the disease or condition that the drug candidate is designed to address, and the regulations applicable to any particular drug candidate. The FDA can delay, limit or deny approval of a drug candidate for many reasons, including:

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  a drug candidate may not be deemed safe or effective;

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  FDA officials may not find the data from preclinical studies and clinical trials sufficient;

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  The FDA might not approve our or our third-party manufacturer's processes or facilities; or

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  The FDA may change its approval policies or adopt new regulations.

    Even if we receive regulatory approval for a product candidate, we will be subject to ongoing FDA obligations and continued regulatory review, which may result in significant additional expense and limit our ability to commercialize our future products.

        Any regulatory approvals that we or our collaboration partners receive for our product candidates may also be subject to limitations on the indicated uses for which the product may be marketed, or contain requirements for potentially costly post-marketing follow-up studies. In addition, if the FDA approves any of our product candidates, the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The subsequent discovery of previously unknown problems with the drug, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the drug, and could include withdrawal of the drug from the market.

        The FDA's policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. If we are not able to maintain regulatory compliance, we might not be permitted to market our future products and we may not achieve or sustain profitability.

    Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

        We intend to market our future products in international markets. In order to market our future products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals. We have had limited interactions with foreign regulatory authorities, and the approval procedures vary among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

    Foreign governments often impose strict price controls, which may adversely affect our future profitability.

        We intend to seek approval to market our future products in both the U.S. and in foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions, we will be subject to rules and regulations in those jurisdictions relating to our product. In some foreign countries, particularly in the European Union, prescription drug pricing is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our future product to other available therapies. If reimbursement of our future products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

    We may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

        We use hazardous chemicals and radioactive and biological materials in our business and are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials. Although we believe our safety procedures for handling and disposing of these materials and waste products comply with these laws and regulations, we cannot eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of contamination or injury, we could be held liable for any resulting damages. We are uninsured for third-party contamination injury.

    If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

        We face an inherent risk of product liability as a result of the clinical testing of our product candidates in clinical trials and will face an even greater risk if we commercialize any products. We may be held liable if any product we develop causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merit or eventual outcome, liability claims may result in:

  •
  decreased demand for our product candidates;

  •
  injury to our reputation;

  •
  withdrawal of clinical trial participants;

  •
  costs of related litigation;

  •
  substantial monetary awards to patients;

  •
  product recalls;

  •
  loss of revenue; and

  •
  the inability to commercialize our product candidates.

        Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop. We currently carry product liability insurance covering our clinical studies in the amount of $11 million in the aggregate. However, our insurance may not reimburse us or may not be sufficient to reimburse us for the expenses or losses we may suffer. In addition, insurance coverage is becoming increasingly expensive, and in the future we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Risks Related to This Offering and Ownership of Our Common Stock

    The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

        Prior to this offering, there has not been a public market for our common stock. We cannot assure you that an active trading market for our common stock will develop following this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

        The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

  •
  issuance of patents to competitors, including the expected issuance of patents to J&J in Europe;

  •
  developments in our litigation with J&J, including both substantive and procedural rulings by the arbitration panel;

  •
  actual or anticipated results from and any delays in our clinical trials;

  •
  actual or anticipated regulatory approvals or our product candidates or competing products;

  •
  actions taken by regulatory agencies with respect to our product candidates, clinical trials, manufacturing process or sales and marketing activities;

  •
  changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

  •
  the success of our development efforts and clinical trials;

  •
  the success of our efforts to acquire or in-license additional products or product candidates;

  •
  developments concerning our collaborations, including but not limited to those with our sources of manufacturing supply and our commercialization partners;

  •
  actual or anticipated variations in our quarterly operating results;

  •
  announcements of technological innovations by us, our collaborators or our competitors;

  •
  new products or services introduced or announced by us or our commercialization partners, or our competitors and the timing of these introductions or announcements;

  •
  actual or anticipated changes in earnings estimates or recommendations by securities analysts;

  •
  conditions or trends in the biotechnology and biopharmaceutical industries;

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  general economic and market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors;

  •
  changes in the market valuations of similar companies;

  •
  sales of common stock or other securities by us or our stockholders in the future;

  •
  additions or departures of key scientific or management personnel;

  •
  developments relating to proprietary rights held by us or our competitors;

  •
  disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

  •
  trading volume of our common stock; and

  •
  sales of our common stock by us or our stockholders.

        In addition, the stock market in general and the market for biotechnology and biopharmaceutical companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business and financial condition.

    Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

        As of August 15, 2006, our executive officers, directors and principal stockholders, together with their respective affiliates, currently own approximately 88% of our voting stock, including shares subject to outstanding options and warrants, and we expect that upon completion of this offering, that same group will continue to hold at least         % of our outstanding voting stock. Accordingly, even after this offering, these stockholders will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of our board of directors and approval of significant corporate transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the fair market value of our common stock.

    We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Global Market, have imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

        The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, commencing in 2007, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. As a result of our compliance with Section 404, we will incur substantial accounting expense and expend significant management efforts and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to ensure such compliance.

    Future sales of our common stock in the public market could cause our stock price to fall.

        Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. After this offering, we will have                  shares of common stock outstanding,                 shares if the underwriters exercise their over-allotment option in full.

        Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders' ability to transfer shares of our common stock for at least 180 days from the date of this prospectus. The lock-up agreements, together with restrictions under the securities laws described in "Shares Eligible for Future Sale," limit the number of shares of common stock that may be sold immediately following the public offering.

        All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act of 1933, as amended. The remaining                 shares of common stock outstanding after this offering will be available for sale, with                 shares of common stock, plus an additional                 shares issuable upon the exercise of outstanding options and                  shares issuable upon the exercise of outstanding warrants, available for sale after the expiration of the contractual lock-up period, subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended. Morgan Stanley could release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period.

        After this offering, the holders of approximately 42,029,761 shares of common stock based on shares outstanding as of August 15, 2006, including 1,760,672 shares underlying outstanding warrants, will be entitled to rights with respect to registration of such shares under the Securities Act of 1933, as amended. If such holders, by exercising their registration rights, cause a large number of securities to be registered and sold in the public market, these sales could have an adverse effect on the market price for our common stock. If we were to initiate a registration and include shares held by these holders pursuant to the exercise of their registration rights, these sales may impair our ability to raise capital.

    If you purchase shares of common stock sold in this offering, you will experience immediate dilution. You will experience further dilution if we issue shares in future financing transactions or upon exercise of options or warrants.

        If you purchase shares of common stock in this offering, you will experience immediate dilution of $            per share because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. If we issue additional common stock or issue securities convertible into or exchangeable or exercisable for common stock, our stockholders will experience additional dilution. In addition, if we raise additional funds through the sale of equity securities, new investors could have rights superior to our existing stockholders.

    We are at risk of securities class action litigation.

        In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant stock price volatility in recent years. If we were to face such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

    Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders.

        Provisions in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions include:

  •
  authorizing the issuance of "blank check" preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

  •
  limiting the removal of directors by the stockholders;

  •
  prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

  •
  eliminating the ability of stockholders to call a special meeting of stockholders; and

  •
  establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

        In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

FORWARD-LOOKING STATEMENTS

        Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing" or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

  •
  the success and timing of our preclinical studies and clinical trials;

  •
  our ability to obtain and maintain regulatory approval of our product candidates;

  •
  our plans to develop and commercialize our product candidates;

  •
  the loss of key scientific or management personnel;

  •
  the size and growth of the potential markets for our product candidates and our ability to serve those markets;

  •
  regulatory developments in the U.S. and foreign countries;

  •
  the rate and degree of market acceptance of any future products;

  •
  our use of the proceeds from this offering;

  •
  the accuracy of our estimates regarding expenses, future revenues and capital requirements;

  •
  our ability to obtain and maintain intellectual property protection for our product candidates;

  •
  the successful development of our sales and marketing capabilities;

  •
  the success of competing drugs that are or become available; and

  •
  the performance of third-party manufacturers.

        In addition, you should refer to the "Risk Factors" section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933 do not protect any forward-looking statements that we make in connection with this offering.

        You should rely only on the information contained in this prospectus or any free writing prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or free writing prospectus is accurate only as of its date, regardless of its time of delivery or any sale of our common stock. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the shares of our common stock in this offering will be approximately $                         million, or approximately $                         million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $                         per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. A $1.00 increase (decrease) in the assumed initial public offering price of $                         per share would increase (decrease) the net proceeds to us from this offering by $                         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        We currently expect to use our net proceeds from this offering as follows:

  •
  $50 million to fund Phase 2 and Phase 3 clinical trials for Hematide;

  •
  $10 million to fund manufacturing scale-up, which involves technical development of large lot processes to produce commercial quantities of Hematide;

  •
  $10 million to fund pre-approval commercial development, competitive positioning analyses, physician education and development of a commercial sales and marketing organization in preparation for the potential commercial launch of Hematide;

  •
  $10 million to fund research and development relating to other product candidates; and

  •
  the remainder to fund working capital, capital expenditures and other general corporate purposes.

        We may also use a portion of the proceeds for the potential acquisition of, or investment in, other product candidates, intellectual property rights or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

        This expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

        The amount and timing of our expenditures will depend on several factors, including the progress of our research and development efforts and the amount of cash used by our operations. Pending their uses, we plan to invest the net proceeds of this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

        We believe that the cash received from Takeda, existing cash, cash equivalents and short-term investments and the interest thereon, will enable us to maintain our currently planned operations through at least 24 months without including the net proceeds from this offering. However, even with the net proceeds from this offering, we may be required to raise additional capital to complete the development and commercialization of Hematide.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

        The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of June 30, 2006:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect:

  •
  the filing of a restated certificate of incorporation to authorize 100,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock;

  •
  the conversion of all of our outstanding shares of preferred stock into 35,974,405 shares of common stock upon the effectiveness of this offering pursuant to our amended and restated certificate of incorporation;

  •
  the issuance of                 shares of common stock upon the net exercise of outstanding warrants that will terminate if not exercised prior to the effectiveness of this offering at an assumed initial public offering price of $                                    ; and

  •
  the forgiveness concurrent with the effectiveness of this offering of two employee notes receivable of $100,000 each.

  •
  on a pro forma as adjusted basis to reflect the sale of                        shares of common stock in this offering at an assumed initial offering price of $                        per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

        You should read the information in this table together with our financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	As of June 30, 2006
	Actual	Pro Forma	Pro Forma as Adjusted
	(unaudited) (in thousands, except share data)
Cash, cash equivalents and short-term investments	$67,759

Non-current portion of capital lease obligations	$288
Convertible preferred stock, $0.0001 par value, 36,729,921 shares authorized, 33,597,930 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted.	156,120
Stockholders' equity (deficit):
Preferred stock, $0.001 par value, no shares authorized, issued and outstanding, actual and pro forma; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted.	—
Common stock, $0.0001 par value, 50,750,000 shares authorized, 5,323,409 shares issued and outstanding, actual and pro forma; $0.001 par value, 100,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	1
Additional paid-in capital	35,445
Deferred stock-based compensation	(351)
Deficit accumulated during the development stage	(160,524)
Accumulated other comprehensive income (loss)	(44)

Total stockholders' equity (deficit)	(125,473)

Total capitalization	$30,935

        The outstanding share information in the table above excludes as of June 30, 2006:

  •
  4,138,319 shares of common stock issuable upon the exercise of outstanding stock options, with a weighted average exercise price of $0.64 per share;

  •
  160,078 shares of restricted common stock issued upon the early exercise of stock options at a weighted-average exercise price of $0.31 per share that are not classified as outstanding for financial reporting purposes but will become outstanding for financial reporting purposes as the shares vest;

  •
  1,147,001 shares of common stock reserved for future grants under our 2001 Stock Option/Stock Issuance Plan provided, however, that upon the 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan becoming effective, we will no longer grant options pursuant to the

  2001 Stock Option/Stock Issuance Plan and any remaining shares available for grant will no longer be available for issuance;

  •
  an aggregate of 5,400,000 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan each of which will become effective immediately upon the signing of the underwriting agreement for this offering; and

  •
  7,951 shares of common stock issuable upon the exercise of an outstanding warrant, with an exercise price of $3.773 per share.

        We expect to complete a one-for-                        reverse stock split of our common stock and preferred stock before the completion of this offering. All share amounts have been retroactively adjusted to give effect to this stock split.

DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering. The historical net tangible book value (deficit) of our common stock as of June 30, 2006 was approximately $(125.5) million, or approximately $(23.57) per share, based on the number of shares outstanding as of June 30, 2006. Historical net tangible book value per share is determined by dividing the number of outstanding shares of our common stock into our total tangible assets (total assets less intangible assets) less total liabilities. Our pro forma net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding at June 30, 2006, after giving effect to: (1) the conversion of all outstanding preferred stock into shares of common stock upon closing of this offering; (2) the issuance of                                     shares of common stock upon the net exercise of warrants exercisable for common stock at an assumed initial public offering price of $                         per share; and (3) the forgiveness concurrent with the effectiveness of this offering of two employee notes receivable of $100,000 each.

        Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of common stock offered in this offering at an assumed initial public offering price of $                         per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2006 would have been approximately $             million, or approximately $             per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $                         per share to existing stockholders and an immediate dilution of $             per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2006	$(23.57)
Pro forma increase in net tangible book value per share

Pro forma net tangible book value per share before this offering
Pro forma increase in net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Pro forma dilution per share to investors participating in this offering		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $                         per share would increase (decrease) the pro forma as adjusted net tangible book value by $             million, the pro forma as adjusted net tangible book value per share after this offering by $                         per share and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering by $                         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their overallotment option in full to purchase                                    additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $                         per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $                         per share and the dilution to new investors purchasing common stock in this offering would be $                         per share.

        The following table summarizes, on a pro forma basis as of June 30, 2006, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering at an assumed initial

public offering price of $                         per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration
Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering		%	$	%	$
Investors participating in this offering

Total		100%		$100%

        A $1.00 increase (decrease) in the assumed initial public offering price of $                         per share would increase (decrease) the total consideration paid by new investors by $             million, or increase (decrease) the percent of total consideration paid by new investors by            %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        The number of shares of common stock outstanding in the table above is based on the pro forma number of shares outstanding as of June 30, 2006 and assumes no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to            % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to                        shares or            % of the total number of shares of common stock to be outstanding after this offering.

        The above discussion and tables are based on 5,323,409 shares of common stock outstanding as of June 30, 2006. This number excludes, as of June 30, 2006:

  •
  4,138,319 shares of common stock subject to outstanding stock options, having a weighted average exercise price of $0.64 per share;

  •
  160,078 shares of restricted common stock issued upon the early exercise of stock options at a weighted-average exercise price of $0.31 per share;

  •
  1,147,001 shares of common stock reserved for future grants under our 2001 Stock Option/Stock Issuance Plan provided, however, that upon the 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan becoming effective, we will no longer grant options pursuant to the 2001 Stock Option/Stock Issuance Plan and any remaining shares available for grant will no longer be available for issuance;

  •
  an aggregate of 5,400,000 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan each of which will become effective immediately upon the signing of the underwriting agreement for this offering; and

  •
  7,951 shares of common stock issuable upon the exercise of an outstanding warrant, with an exercise price of $3.773 per share, which do not expire if unexercised at the closing of this offering.

        Effective upon the completion of this offering, an aggregate of 5,400,000 shares of our common stock will be reserved for issuance under our benefit plans, and these share reserves will also be subject to automatic annual increases in accordance with the terms of the plans. To the extent that any of these stock options or warrants are exercised, new stock options are issued under our benefit plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

        The following selected financial data should be read together with our financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected financial data in this section is not intended to replace our financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

        The selected statements of operations data for the period from July 20, 2001 (date of inception) through December 31, 2001, the year ended December 31, 2002 and the selected balance sheet data as of December 31, 2001, 2002 and 2003 are derived from our audited financial statements not included in this prospectus. We derived the statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 from our audited financial statements appearing elsewhere in this prospectus. The statements of operations data for the six-month periods ended June 30, 2005 and 2006, and for the period from July 20, 2001 (date of inception) through June 30, 2006 and the balance sheet data as of June 30, 2006 have been derived from our unaudited financial statements included elsewhere in this prospectus and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position and results of operations.

	Period from July 20, 2001 (Date of Inception) to December 31, 2001
						Six Months Ended June 30,
		Year Ended December 31,
								Period from July 20, 2001 (Date of Inception) to June 30, 2006
		2002	2003	2004	2005	2005	2006
						(unaudited)		(unaudited)
	(in thousands, except per share data)
Statements of Operations Data:
Revenue	$—	$103	$225	$151	$74	$53	$149	$702
Operating expenses:
Research and development	5,940	16,834	13,660	17,338	24,051	11,036	32,551	110,374
General and administrative	2,526	5,529	4,953	4,931	10,032	3,894	9,170	37,141
Amortization of intangible assets	2,279	6,085	6,107	—	—	—	—	14,471
Impairment of assets	—	—	4,224	—	—	—	—	4,224

Total operating expenses	10,745	28,448	28,944	22,269	34,083	14,930	41,721	166,210

Loss from operations	(10,745)	(28,345)	(28,719)	(22,118)	(34,009)	(14,877)	(41,572)	(165,508)
Interest income	521	645	357	439	1,413	246	1,567	4,942
Interest expense	(24)	(26)	(7)	—	(29)	(14)	(59)	(145)
Other income (expense), net	4	(320)	172	281	49	14	1	187

Net loss	(10,244)	(28,046)	(28,197)	(21,398)	(32,576)	(14,631)	(40,063)	(160,524)
Accretion of mandatorily redeemable preferred stock	(64)	(154)	(164)	(105)	(597)	(69)	(454)	(1,538)

Net loss attributable to common stockholders	$(10,308)	$(28,200)	$(28,361)	$(21,503)	$(33,173)	$(14,700)	$(40,517)	$(162,062)

Net loss per common share:
Basic and diluted(1)	$(10.89)	$(26.42)	$(25.77)	$(17.59)	$(25.41)	$(11.34)	$(13.18)

Weighted-average number of common shares used in per share calculations:	946	1,068	1,101	1,222	1,306	1,296	3,074

Pro forma net loss per common share (unaudited):
Basic and diluted(1)					$(1.08)		$(1.04)

Weighted-average number of shares used in pro forma per share calculations (unaudited)					30,106		38,580

(1)
Please see Notes 2 and 12 to the notes to our financial statements for an explanation of the method used to calculate the historical and pro forma net loss per common share and the number of shares used in the computation of the per share amounts.

	As of December 31,
						As of June 30, 2006
	2001	2002	2003	2004	2005
						(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$33,440	$21,507	$24,654	$24,720	$57,893	$67,759
Working capital	32,709	20,681	23,935	23,194	53,238	150,254
Total assets	64,761	36,907	28,353	27,728	60,960	177,465
Long term capital lease obligations	106	—	—	—	310	288
Deficit accumulated during the development stage	(10,244)	(38,290)	(66,487)	(87,885)	(120,461)	(160,524)
Redeemable preferred stock	72,137	72,292	92,361	112,396	168,784	156,120
Total stockholders' deficit	(9,172)	(37,281)	(65,677)	(87,162)	(113,691)	(125,473)

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis together with our financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

        We are a biopharmaceutical company developing novel peptide-based drug candidates to improve the treatment of serious and often life-threatening conditions. Our lead product candidate, Hematide, is designed to treat anemia associated with chronic kidney disease and cancer. Anemia is a serious condition in which blood is deficient in red blood cells and hemoglobin. It is common in patients with chronic kidney disease, cancer, heart failure, inflammatory diseases and other critical illnesses, as well as in the elderly. If left untreated, anemia may increase the risk of other diseases or death. Hematide is a synthetic peptide-based erythropoiesis stimulating agent, or ESA, designed to stimulate production of red blood cells. Hematide is designed to be longer acting than currently marketed ESAs, and therefore has the potential to offer both better care for patients and reduced cost and complexity for healthcare providers. We are currently conducting Phase 2 clinical trials in patients suffering from end-stage renal disease who are on dialysis, as well as in earlier stage chronic kidney disease patients, or predialysis patients. If the results of our ongoing Phase 2 trials for Hematide continue to be positive, we would expect to commence separate pivotal Phase 3 trials in both dialysis and predialysis patients during the first half of 2007. In oncology supportive care, we have begun Phase 2 clinical trials evaluating Hematide in cancer patients who suffer from anemia as a consequence of their chemotherapy treatment. We are also building a proprietary pipeline of other novel drug candidates which are designed to offer advantages over first generation recombinant protein therapeutics currently addressing large markets.

        We were incorporated in July 2001 and acquired certain assets, technology and intellectual property and assumed certain liabilities of Affymax Research Institute, or ARI, from GlaxoSmithKline plc. ARI was originally founded in 1988 by Dr. Alejandro Zaffaroni as a combinatorial chemistry company focused on accelerating the drug discovery process through innovative technologies. In exchange for these assets and liabilities, we issued shares of Series A preferred stock which were converted into 3,393,180 shares of common stock in April 2006.

        To date, we have not generated any product revenue. We have funded our operations primarily through the sale of equity securities, license fees from collaborative partners, operating and capital lease financings and limited license fees and royalties from licensing intellectual property. Since inception we have incurred net losses and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. As of June 30, 2006, we had an accumulated deficit of approximately $160.5 million.

        In February 2006, we entered into a collaboration to develop and commercialize Hematide in Japan with Takeda Pharmaceutical Company Limited, or Takeda, the largest pharmaceutical company in Japan. Pursuant to this agreement, Takeda paid us approximately $27 million, consisting of $17 million in upfront licensing fees and approximately $10 million for the purchase of our Series E preferred stock. In addition, we are eligible to receive clinical and regulatory milestone payments up to an aggregate of $75 million upon Takeda's successful achievement of clinical development and regulatory milestones in Japan. Assuming Hematide is approved and launched in Japan, we will receive a royalty from Takeda on Hematide sales in Japan.

        In June 2006, we extended our collaboration with Takeda to develop and commercialize Hematide worldwide. Under our collaboration, the companies will co-develop and co-commercialize Hematide in the

U.S. Takeda received an exclusive license to develop and commercialize Hematide outside of the U.S. Beginning January 1, 2007, Takeda will bear the first $50 million of third-party expenses related to clinical development in pursuit of U.S. regulatory approval of Hematide. Thereafter, Takeda will bear 70% of the third-party U.S. clinical development expenses, while we will assume 30% of these expenses. Under the June 2006 agreement, Takeda paid us an upfront license fee of $105 million, and we are eligible to receive from Takeda up to an aggregate of $280 million upon the successful achievement of clinical development and regulatory milestones. Further, we may receive from Takeda up to an aggregate of $150 million upon the achievement of certain worldwide annual net sales milestones. We and Takeda will share equally in the net profits and losses of Hematide in the United States. Takeda will pay us a variable royalty based on the annual net sales of Hematide outside the United States.

        We will recognize revenue from the upfront license fees of $17 million and $105 million and other non-substantive milestone payments ratably over the term of our performance under the agreements, which is estimated to be 20 years from the effective date. We will recognize revenue from the manufacture and supply of Hematide active pharmaceutical ingredient, or API, upon delivery, if all other SAB 104 criteria for revenue recognition are met. Revenue recognized will be limited to our cost of manufacturing and any profit margin will be deferred and recognized ratably over the term of our performance under the agreements. We will recognize revenue from the reimbursement of third-party U.S. clinical development expenses when earned. We will recognize royalties for sales of Hematide outside the U.S. and profit sharing related to sales in the U.S. when earned and all SAB 104 revenue recognition criteria are met. We have recognized $127,000 of revenue related to the manufacture and supply of Hematide API to Takeda during the 6 months ended June 30, 2006.

  Research and Development Expenses

        Research and development expenses consist of: (i) license fees paid to third parties for use of their intellectual property; (ii) expenses incurred under agreements with contract research organizations and investigative sites, which conduct a substantial portion of our preclinical studies and all of our clinical trials; (iii) payments to contract manufacturing organizations, which produce our active pharmaceutical ingredient; (iv) payments to consultants; (v) employee-related expenses, which include salaries and benefits; and (vi) facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities and equipment, depreciation of leasehold improvements and equipment and laboratory and other supplies. All research and development expenses are expensed as incurred.

        We expect to incur increasing research and development expenses in future periods as we conduct more research and perform preclinical studies and clinical trials for our product candidate pipeline. Our strategy includes entering into collaborations with third parties to participate in the development and commercialization of some of our product candidates. As a result, we cannot predict our future research and development expenses with any degree of certainty.

        Prior to executing our worldwide agreement with Takeda, Hematide represented approximately 78% of our research and development expenses in 2005, excluding stock-based compensation expenses. Under this agreement, we will share responsibility for clinical development activities required for U.S. regulatory approval of Hematide. We will have primary responsibility for Hematide's clinical development plan and clinical trials in the dialysis and predialysis indications, while Takeda will have primary responsibility in the chemotherapy induced anemia and anemia of cancer indications. Beginning January 1, 2007, Takeda will bear the first $50 million of third-party expenses related to clinical development in pursuit of U.S. regulatory approval of Hematide. Thereafter, Takeda will bear 70% of the U.S. third-party clinical development expenses, while we will assume 30% of these expenses. Takeda will have primary responsibility and bear all costs for Hematide's clinical development in support of regulatory approval for all territories outside the United States. Except for Hematide, we can not forecast with any degree of certainty which of our product candidates, if any, will be subject to future partnerships or how such arrangements would affect our development plans or capital requirements.

        The process of conducting preclinical studies and clinical trials necessary to obtain Food and Drug Administration, or FDA, approval is costly and time consuming. The probability of success for each product candidate and clinical trial may be affected by a variety of factors, including, among others, the quality of the product candidate's early clinical data, investment in the program, competition, manufacturing capabilities and commercial viability. As a result of the uncertainties discussed above, the uncertainty associated with clinical trial enrollments and the risks inherent in the development process, we are unable to determine the duration and completion costs of current or future clinical stages of our product candidates or when, or to what extent, we will generate revenues from the commercialization and sale of any of our product candidates. Development timelines, probability of success and development costs vary widely. While we are currently focused on developing our lead product candidate, we anticipate that we will make determinations as to which additional programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate, as well as ongoing assessment as to the product candidate's commercial potential. We anticipate developing additional product candidates internally and intend to consider in-licensing product candidates, which will increase our research and development expenses in future periods. We believe that the cash received from Takeda, existing cash, cash equivalents and short-term investments and the interest thereon, will enable us to maintain our currently planned operations through at least 24 months without including the net proceeds from this offering. However, even with the net proceeds from this offering, we may be required to raise additional capital to complete the development and commercialization of Hematide. We will need to raise additional capital to support continued development of our product candidates thereafter.

  General and Administrative Expenses

        General and administrative expenses consist principally of salaries and related costs for personnel in executive, finance, accounting, business and commercial development, information technology, legal and human resources functions. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, patent prosecution and defense costs and professional fees for legal, consulting, auditing and tax services.

Critical Accounting Policies and Significant Judgments and Estimates

        Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to revenue recognition and clinical development costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        While our significant accounting policies are more fully described in Note 2 to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

  Revenue Recognition

        We recognize revenue in accordance with the Securities and Exchange Commission's, or SEC's, Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, or SAB 104. When evaluating multiple element arrangements, we consider whether the components of the arrangement represent separate units of accounting as defined in Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21. Application of this standard requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether it is separable from the other aspects of the contractual relationship. We have entered into two collaboration agreements with Takeda. Revenues from these collaboration agreements include nonrefundable license fees, manufacture and supply of active pharmaceutical ingredients, milestones, reimbursement of third party U.S. clinical development expenses and royalties.

        We will recognize revenue from non-refundable, upfront fees and other non-substantive milestone payments ratably over the term of our performance under the agreements, which is estimated to be twenty years from the effective date.

        We will recognize revenue from the manufacture and supply of the active pharmaceutical ingredient for Hematitde upon delivery, if all other SAB 104 criteria for revenue recognition are met. Revenue recognized will be limited to our cost of manufacturing and any profit margin will be deferred and recognized ratably over the term of its performance as discussed above.

        We will recognize revenue from reimbursement of third-party U.S. clinical development expenses when earned.

        We will recognize royalties for sales of Hematide outside the U.S. and profit sharing related to sales in the U.S. when earned and all SAB 104 critera are met.

  Preclinical Study and Clinical Trial Accruals

        We estimate our preclinical study and clinical trial expenses based on our estimates of the services received pursuant to contracts with several research institutions and clinical research organizations that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements vary from contract to contract and may result in uneven expenses and payment flows. Preclinical study and clinical trial expenses include the following:

  •
  fees paid to contract research organizations in connection with preclinical studies;

  •
  fees paid to contract research organizations and clinical research organizations in connection with clinical trials; and

  •
  fees paid to contract manufacturers and service providers in connection with the production and testing of active pharmaceutical ingredients and drug materials for preclinical studies and clinical trials.

        Payments under some of these contracts depend on factors such as the milestones accomplished, successful enrollment of certain numbers of patients, site initiation and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we will adjust the accrual accordingly. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates.

  Stock-Based Compensation

        Through December 31, 2005, we have accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees, and related interpretations, including the Financial Accounting Standards Board, or FASB, Interpretation, or FIN, No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of our common stock and the exercise price of the stock option. For periods prior to December 31, 2005, we have complied with the disclosure-only provisions required by Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment to SFAS Statement No. 123.

        Under APB No. 25, we recognized stock-based compensation expense, which is a non-cash charge, for employee stock options granted in 2005 at exercise prices that, for financial reporting purposes, were determined to be below the fair value of the underlying common stock on the date of grant.

        The fair value of the common stock underlying stock options granted during this period was estimated by the board of directors with input from management based upon several factors, including progress and milestones attained in our business. We did not obtain contemporaneous valuations by an unrelated valuation specialist because, at the time of the issuances of stock options during the period, our efforts were focused on product development and the financial and managerial resources for doing so were limited. In July 2006 we engaged an independent valuation firm. Subsequently, we reassessed the valuations of common stock relating to grants of stock options from January 1, 2005 through June 30, 2006.

        As a result, we recorded deferred stock-based compensation relative to employee stock options granted in 2005 of approximately $195,000, net of a cancellation due to an employee termination, during the year ended December 31, 2005 in accordance with the requirements of APB No. 25. During the year ended December 31, 2005, we amortized $28,000 of deferred stock-based compensation expense, leaving approximately $167,000 to be amortized in future periods. The total unamortized deferred stock-based compensation recorded for all employee stock option grants through December 31, 2005 is expected to be amortized as follows: $49,000 in 2006, $49,000 in 2007, $49,000 in 2008 and $20,000 in 2009.

        In addition, during September 2003 we approved the repricing of existing employee stock options from $1.00 to $0.20 per share, which was deemed to be the fair market value. The repriced stock options are subject to variable accounting. We measure the additional compensation expense each period based on the difference between the reassessed fair value of the shares and the exercise price of the stock options of $0.20 per share and incur compensation expense on a graded vesting basis in accordance with FIN No. 28, Accounting for Stock Appreciation Rights and other Variable Stock Option or Award Plans. We incurred stock-based compensation expense related to the repriced stock options of approximately $0, $0 and $4.0 million during the years ended December 31, 2003, 2004 and 2005, respectively, and approximately $4.4 million for the six months ended June 30, 2006. As of June 30, 2006, stock options to purchase approximately 880,000 shares were subject to variable accounting.

        While our financial statements through December 31, 2005 account for stock option grants pursuant to APB No. 25, in accordance with SFAS No. 123, we disclose in the notes to our financial statements the pro forma impact on our net loss had we accounted for stock option grants using the minimum value method of accounting. We will not utilize the minimum value method subsequent to our adoption of SFAS No. 123(R) on January 1, 2006 for options granted subsequent to December 31, 2005, and the fair value of our stock options will be higher as a result.

        We account for stock-based compensation arrangements with nonemployees in accordance with SFAS No. 123, as amended by SFAS No. 148, and Emerging Issues Task Force, or EITF, No. 96-18,

Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. For stock options granted to nonemployees, the fair value of the stock options is estimated using the Black-Scholes valuation model. This model utilizes the estimated fair value of common stock and requires that, at the date of grant, we make assumptions with respect to the expected term of the option, the volatility of the fair value of our common stock, risk free interest rates and expected dividend yields of our common stock. Different estimates of volatility and expected term of the option could materially change the value of an option and the resulting expense. As of June 30, 2006, stock options to nonemployees to purchase approximately 115,000 shares were outstanding.

        As of June 30, 2006, there were 4,298,397 stock options outstanding and exercisable with a weighted average exercise price of $0.63 per share. Based on an assumed initial public offering price of $            per share the aggregate intrinsic value of options outstanding and vested and options outstanding and unvested as of June 30, 2006, was $            and $            , respectively.

  Adoption of SFAS No. 123(R)

        Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS No.123(R), which requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value. SFAS No. 123(R) revises SFAS No. 123, as amended, and supersedes APB No. 25. We adopted SFAS No. 123(R) using the prospective transition method. Under this method, compensation cost is measured and recognized for all share-based payments granted, modified and settled subsequent to December 31, 2005. In accordance with the prospective transition method, our financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). As of June 30, 2006, we had unrecognized stock-based compensation costs of $5.2 million related to stock options granted during the first six months of 2006. The cost is expected to be amortized over a weighted average amortization period of 3.51 years.

        We selected the Black-Scholes valuation model as the most appropriate valuation method for stock option grants. The fair value of these stock option grants is estimated as of the date of grant using the Black-Scholes valuation model with the following weighted-average assumptions for stock options granted during the six months ended June 30, 2006: expected term of 5.77 years, expected stock price volatility of 88%, weighted-average risk-free interest rate of 4.60% and dividend yield of 0%. The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding and is based on the expected terms for industry peers as we did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for our stock options. The expected stock price volatility for our common stock for the six months ended June 30, 2006 was determined by examining the historical volatilities for industry peers and using an average of the historical volatilities of our industry peers as we did not have any trading history for our common stock. We will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for our common stock becomes available. The risk-free interest rate assumption was based on U.S. Treasury instruments whose term was consistent with the expected term of our stock options. The expected dividend assumption was based on our history and expectation of dividend payouts.

        In addition, SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience. Prior to the adoption of SFAS No. 123(R), we accounted for forfeitures as they occurred.

        We had a choice of two attribution methods for allocating compensation costs under SFAS No. 123(R): the "straight-line method," which allocates expense on a straight-line basis over the requisite service period of the last separately vesting portion of an award, or the "graded vesting attribution method," which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. We chose the former method and amortized the fair value of each option on a straight-line basis over the requisite period of the last separately vesting portion of each award.

  Net Operating Losses and Tax Credit Carryforwards

        At December 31, 2005, we had federal and state net operating loss carryforwards of approximately $24.9 million and $24.3 million, respectively. The federal net operating loss carryforwards begin to expire in 2021 and state net operating loss carryforwards begin to expire in 2013, if not utilized. Under the provisions of Section 382 of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that can be utilized annually in the future to offset taxable income. A valuation allowance has been established to reserve the potential benefits of these carryforwards in our financial statements to reflect the uncertainty of future taxable income required to utilize available tax loss carryforwards and other deferred tax assets. If a change in our ownership is deemed to have occurred or occurs in the future, our ability to use our net operating loss carryforwards in any fiscal year may be significantly limited.

        At December 31, 2005, we had federal and state research credit carryforwards of approximately $2.3 million and $2.5 million, respectively. If not utilized, the federal carryforward will expire in various amounts beginning in 2021. The California credit can be carried forward indefinitely. We also had $48.5 million of capitalized research and development costs, in excess of book basis, under Internal Revenue Code §59e. These costs will be amortized over a ten year period beginning with the month of the expenditure. Additionally, we had $28.2 million of capitalized start-up costs, in excess of book basis, under Internal Revenue Code §195. Such costs capitalized on or before October 22, 2004, will be amortized over a period of 60 months beginning with the month the Company has an active trade or business. Start-up costs capitalized after October 22, 2004, will be amortized over a 180 month period beginning with the month the Company has an active trade or business. We also had $12.8 million of capitalized intangible assets acquired as part of the net assets acquired from GlaxoSmithKline plc., in excess of book basis, under Internal Revenue Code §197. These costs will be amortized over a fifteen year period beginning with the month the intangible asset was acquired.

Results of Operations

  Comparison of Six Months Ended June 30, 2005 and 2006

	Six Months Ended June 30
			Increase/ (Decrease)	% Increase/ (Decrease)
	2005	2006
	(unaudited)
	(in thousands, except percentages)
Revenue	$53	$149	$96	181%
Research and Development Expenses(1)	11,036	32,551	21,515	195%
General and Administrative Expenses(1)	3,894	9,170	5,276	135%
Interest Income (Expense), Net	232	1,508	1,276	550%
Other Income (Expense), Net	14	1	(13)	(93)%
Accretion of Redeemable Convertible Preferred Stock to Redemption Value	69	454	385	558%

(1) Includes the following stock-based compensation charges:
Research and development expenses	$783	$1,505	$722	92%
General and administrative expenses	1,585	4,034	2,449	155%

        Revenue.    We recognized immaterial revenues for the six months ended June 30, 2005 from royalty payments. We recognized immaterial revenues for the six months ended June 30, 2006 from royalty payments and the manufacture and supply of Hematide API to Takeda.

        Research and Development Expenses.    The increase in research and development expenses was primarily due to an increase of $1.7 million in clinical trial costs resulting from two additional clinical trials and enrolment of higher number of patients, an increase of $1.4 million in costs associated with manufacturing and testing of Hematide, an increase of $17.1 million in milestone payments in connection with the Nektar license, an increase of $1.3 million in personnel costs resulting from increased headcount, an increase of $722,000 in charges associated with stock-based compensation, as offset by a decrease of $953,000 in preclinical costs resulting from a lower number of animal studies.

        General and Administrative Expenses.    The increase in general and administrative expenses was due primarily to an increase of $853,000 in personnel costs resulting from higher headcount, increased legal fees of $1.8 million due to various corporate transactions and litigation-related expenses and an increase of $2.4 million in charges associated with stock-based compensation.

        Interest Income (Expense), Net.    The increase in interest income, net, was due primarily to higher level of cash, cash equivalents and short-term investments as well as higher interest rates during the period.

        Other Income (Expense), Net.    Other income (expense), net, was immaterial for the six months ended June 30, 2005 and 2006.

        Accretion of Redeemable Convertible Preferred Stock to Redemption Value.    Our convertible preferred stock is redeemable at the request of the holders on or after July 11, 2010. We are accreting the carrying value of the preferred stock to the mandatory redemption amount using the effective interest method through periodic charges to additional paid in capital. We recorded a non-cash charge of $69,000 and $454,000 in the six months ended June 30, 2005 and 2006, respectively.

  Comparison of Years Ended December 31, 2004 and 2005

	Year Ended December 31
			Increase/ (Decrease)	% Increase/ (Decrease)
	2004	2005
	(in thousands, except percentages)
Revenue	$151	$74	$(77)	(51)%
Research and Development Expenses(1)	17,338	24,051	6,713	39%
General and Administrative Expenses(1)	4,931	10,032	5,101	103%
Interest Income (Expense), Net	439	1,384	945	215%
Other Income (Expense), Net	281	49	(232)	(83)%
Accretion of Redeemable Convertible Preferred Stock to Redemption Value	105	597	492	469%

(1) Includes the following stock-based compensation charges:
Research and development expenses	$13	$1,343	$1,330	10,231%
General and administrative expenses	—	2,958	2,958	100%

        Revenue.    We recognized immaterial revenues for the year ended December 31, 2004 and 2005 from license and royalty payments.

        Research and Development Expenses.    The increase in research and development expenses was primarily due to an increase of $1.6 million in clinical trial costs resulting from commencement of three Phase 2 clinical trials, an increase of $1.4 million in costs associated with manufacturing and stability testing of Hematide, an increase of $500,000 in license fees paid, an increase of $1.7 million in personnel costs resulting from increased headcount and an increase of $1.3 million in charges associated with stock-based compensation.

        General and Administrative Expenses.    The increase in general and administrative expenses resulted primarily from an increase of $497,000 in personnel costs, increased legal fees of $1.1 million resulting from the payment of international patent maintenance fees, various corporate transactions and litigation-related expenses, additional professional and consulting costs of $456,000 and an increase of $3.0 million in charges associated with stock-based compensation.

        Interest Income (Expense), Net.    The increase in interest income, net, was due primarily to higher levels of cash, cash equivalents and short-term investments and higher interest rates during the period.

        Other Income (Expense), Net.    Other income (expense), net, decreased due to lower level of profit on sales of excess fixed assets.

        Accretion of Redeemable Convertible Preferred Stock to Redemption Value.    We recorded a non-cash charge of $105,000 and $597,000 for the accretion on our redeemable convertible preferred stock in 2004 and 2005, respectively.

  Comparison of Years Ended December 31, 2003 and 2004

	Year Ended December 31
			Increase/ (Decrease)	% Increase/ (Decrease)
	2003	2004
	(in thousands, except percentages)
Revenue	$225	$151	$(74)	(33)%
Research and Development Expenses(1)	13,660	17,338	3,678	27%
General and Administrative Expenses(1)	4,953	4,931	(22)	0%
Amortization of intangible assets	6,107	—	(6,107)	(100)%
Impairment of assets	4,224	—	(4,224)	(100)%
Interest Income (Expense), Net	350	439	89	25%
Other Income (Expense), Net	172	281	109	63%
Accretion of Redeemable Convertible Preferred Stock to Redemption Value	164	105	(59)	(36)%

(1) Includes the following stock-based compensation charges:
Research and development expenses	$3	$13	$10	333%
General and administrative expenses	—	—	—	—

        Revenue.    We recognized immaterial revenues for the year ended December 31, 2003 and 2004 from license and royalty payments.

        Research and Development Expenses.    The increase in research and development expenses was primarily due to an increase of $2.4 million in preclinical study costs, an increase of $1.5 million in costs associated with manufacturing and stability testing of Hematide and an increase of $500,000 in license fees paid as offset by a decrease of $357,000 in equipment maintenance costs and a decrease of $417,000 in depreciation expense.

        General and Administrative Expenses.    General and administrative expenses were unchanged for 2003 and 2004.

        Amortization of Intangible Assets.    During 2003, intangible assets were amortized until we determined that the intangible assets were impaired due to a change in corporate strategy.

        Impairment of Assets.    During 2003, we deemed certain fixed assets with a carrying value of $406,000 and intangible assets comprised of intellectual property and work force with a carrying value of $3.8 million to be impaired due to a change in corporate strategy.

        Interest Income (Expense), Net.    The increase in interest income, net, was due primarily to higher level of cash, cash equivalents and short-term investments as well as higher interest rates during the period.

        Other Income (Expense), Net.    Other income (expense), net increased due to higher level of profit on sales of excess fixed assets.

        Accretion of Redeemable Convertible Preferred Stock to Redemption Value.    We recorded a non-cash charge of $164,000 and $105,000 for the accretion on our redeemable convertible preferred stock in 2003 and 2004, respectively.

Liquidity and Capital Resources

        Since our inception, we have financed our operations through sale of capital stock, license fees from collaborative partners, operating and capital lease financing, interest earned on investments and limited license fees and royalties from licensing intellectual property. Through June 30, 2006, we have received net proceeds of $158.3 million from the issuance of common stock and convertible preferred stock. As of June 30, 2006, we had $67.8 million in cash, cash equivalents and short-term investments. Our cash and investment balances are held in variety of interest bearing instruments, including obligations of U.S. government agencies, corporate bonds, commercial paper, auction rate securities and money market funds. Cash in excess of immediate requirements is invested in accordance with our investment policy primarily with view to liquidity and capital preservation.

	Year Ended December 31
				Six Months Ended June 30, 2006
	2003	2004	2005
				(unaudited)
	(in thousands)
Cash, cash equivalents and short-term investments	$24,654	$24,720	$57,893	$67,759
Working capital	$23,935	$23,194	$53,238	$150,254

	Year Ended December 31			Six Months Ended June 30
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands)
Cash provided by (used in):
Operating activities	$(16,499)	$(19,949)	$(24,765)	$(12,040)	$519
Investing activities	$(4,512)	$64	$(20,502)	$15,369	$(15,537)
Financing activities	$19,800	$19,934	$58,009	$(49)	$9,958
Capital expenditures (included in investing activities above)	$(367)	$(134)	$(127)	$(17)	$(588)

        Net cash used in operating activities primarily reflects the net loss for those periods, which was reduced in part by depreciation and amortization, non-cash stock based compensation and non-cash changes in operating assets and liabilities. Net cash used in investing activities was primarily related to purchase of investments and, to a lesser extent, purchase of property and equipment. Net cash provided by financing activities was primarily attributable to the issuance of Series E preferred stock in the six months ended June 30, 2006, issuance of Series D preferred stock in the year ended December 31, 2005, issuance of Series C preferred stock in a second closing in the year ended December 31, 2004 and issuance of Series C preferred stock in a first closing in the year ended December 31, 2003.

        Our future contractual obligations, including financing costs, at December 31, 2005 were as follows:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years
Capitalized lease obligations	$567	$246	$321	—
Operating lease obligations	$5,595	$3,166	$2,429	—
Redeemable preferred stock	$173,000	—	—	$173,000

Total fixed contractual obligations	$179,162	$3,412	$2,750	$173,000

        In April 2004, we entered into a License, Manufacturing and Supply Agreement with Nektar Therapeutics AL, Corporation, or Nektar, under which we obtained from Nektar a worldwide, non-exclusive license, with limited rights to grant sublicenses, under certain intellectual property covering pegylation technology to manufacture, develop and commercialize Hematide. In consideration of the license grant, we agreed to pay royalties on the sales of Hematide. We also agreed to pay milestone payments totaling up to $7,000,000, plus possible additional milestones in connection with our partnering activities relating to Hematide or merger and acquisition activities. In July 2006, we paid Nektar a $17.6 million milestone payment triggered by the collaboration agreements signed with Takeda in February and June 2006.

        Under the agreement, we also engaged Nektar for the manufacture and supply of our requirements of bulk poly(ethylene) glycol reagent for the manufacture of Hematide. This relationship is managed by a managing committee formed by representatives from both us and Nektar. Nektar is obligated to engage a third-party manufacturer in the event of Nektar's failure (as defined in the agreement) to supply reagent. This agreement expires, on a country by country basis, upon the expiration of our royalty payment obligations. The agreement may be terminated by either party for the other party's material breach provided that such other party has been given a chance to cure such breach, or by Nektar for our challenge of the validity or enforceability of any patents licensed thereunder.

        Our future capital requirements will depend on many forward looking factors and are not limited to the following:

  •
  the initiation, progress, timing and completion of preclinical studies and clinical trials for our drug candidates and potential drug candidates;

  •
  our ability to achieve milestones under our collaboration agreements with Takeda;

  •
  costs of litigation;

  •
  outcome, timing and cost of regulatory approvals;

  •
  delays that may be caused by changing regulatory requirements;

  •
  the number of drug candidates that we pursue;

  •
  the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;

  •
  timing and terms of future in-licensing and out-licensing transactions;

  •
  the cost and timing of establishing sales, marketing and distribution capabilities;

  •
  cost of procuring clinical and commercial supplies of our product candidates; and

  •
  the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

        We believe that the cash received from Takeda, existing cash, cash equivalents and short-term investments and the interest thereon, will enable us to maintain our currently planned operations through at least 24 months without including the net proceeds from this offering. However, even with the net proceeds from this offering, we may be required to raise additional capital to complete the development and commercialization of Hematide. Our capital requirements are likely to increase. As a result, we will need to raise additional funds to support our operations, and such funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed we may not be able to continue development of our product candidates or we could be required to delay, scale back or eliminate some or all of our development programs and other operations. We may seek to raise additional funds through public or private financing, strategic partnerships or other arrangements. Any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve restrictive covenants. If we raise funds through collaborative or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. Our failure to raise capital when needed may harm our business and operating results.

Recent Accounting Pronouncements

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of the changes to the new accounting principle. The statement is effective for fiscal years beginning after December 15, 2005. We have evaluated the impact of the adoption of SFAS No. 154, and do not believe the impact will be significant to our overall results of operations or financial position.

        In June 2005, the FASB issued as final FSP FAS No. 150-5, Issuers Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable. The FSP clarifies that freestanding warrants and similar instruments on shares that are redeemable should be accounted for as liabilities under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, regardless of the timing of the redemption feature or price, even though the underlying shares may be classified as equity. The FSP is effective for the first reporting period beginning after June 30, 2005. Adoption of FSP FAS No. 150-5 did not have a material impact on our financial statements.

        In September 2005, the Emerging Issues Task Force, or the Task Force, issued EITF Statement 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination, or EITF 05-6. The Task Force reached a consensus that leasehold improvements acquired in a business combination or that are placed in service significantly after, and not contemplated at or near the beginning of, the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewal periods that are deemed to be reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 applies to leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of the provisions of EITF 05-6 did not have a material impact on our financial position and results of operations.

        In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, or FIN No. 48, which clarifies the accounting for uncertainty in tax positions. FIN No. 48 requires that we recognize the impact of a tax position in our financial statements, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting this new standard.

Off-Balance Sheet Arrangements

        The conversion feature of our preferred stock and certain warrants issued in conjunction with our preferred stock financing are equity linked derivatives and accordingly represent off balance sheet arrangements. Each of these meet the scope exception in paragraph 11(a) of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and are accordingly not accounted for as derivatives for purposes of SFAS No. 133. See footnote 6 to the financial statements for more information.

Quantitative and Qualitative Disclosure of Market Risks

        Our exposure to market risk is confined to our cash, cash equivalents and short-term investments which have maturities of less than one year. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. To achieve our goals, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. The securities in our investment portfolio are not leveraged, are classified as available for sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any material negative impact on the value of our investment portfolio.

BUSINESS

Overview

        We are a biopharmaceutical company developing novel peptide-based drug candidates to improve the treatment of serious and often life-threatening conditions. Our lead product candidate, Hematide, is designed to treat anemia associated with chronic kidney disease and cancer. Anemia is a serious condition in which blood is deficient in red blood cells and hemoglobin. It is common in patients with chronic kidney disease, cancer, heart failure, inflammatory diseases and other critical illnesses, as well as in the elderly. If left untreated, anemia may increase the risk of other diseases or death. A major cause of anemia is insufficient production of, or insufficient response to, erythropoietin, or EPO, a naturally occurring hormone that stimulates the production of red blood cells. Hematide is a synthetic peptide-based erythropoiesis stimulating agent, or ESA, designed to stimulate production of red blood cells. Hematide is designed to be longer acting than currently marketed ESAs, and therefore has the potential to offer both better care for patients and reduced cost and complexity for healthcare providers. We are currently conducting Phase 2 clinical trials in patients suffering from end-stage renal disease who are on dialysis, as well as in earlier stage chronic kidney disease patients, or predialysis patients. If the results of our ongoing Phase 2 trials for Hematide continue to be positive, we would expect to commence separate pivotal Phase 3 trials in both dialysis and predialysis patients during the first half of 2007. In oncology supportive care, we have begun Phase 2 clinical trials evaluating Hematide in cancer patients who suffer from anemia as a consequence of their chemotherapy treatment. We are also building a proprietary pipeline of other novel drug candidates which are designed to offer advantages over first generation recombinant protein therapeutics currently addressing large markets.

        Since 1989, the worldwide market for ESAs has been served exclusively by recombinant EPO, or rEPO, based products. According to IMS Health Incorporated, or IMS Health, recombinant EPO generated over $12 billion in worldwide revenues in 2005, of which we believe more than $8 billion was generated in the U.S. Of this $8 billion, we estimate that approximately $3 billion is attributable to use of rEPO in patients on dialysis, and the remaining $5 billion is attributable to other indications, including oncology, as well as use in predialysis patients.

        Despite the success of existing ESAs, we believe that the worldwide markets for predialysis and cancer are underserved. Currently marketed ESAs are given up to three times per week to dialysis patients, and every one to three weeks to oncology patients. We believe the requirement for relatively frequent dosing has limited the use of current ESAs in predialysis and oncology treatment settings, and that Hematide, with its longer acting profile, has the potential to expand that market. Currently, predialysis patients, even those with moderate anemia, often do not receive treatment with ESAs because the dosing regimen is considered unattractive, inconvenient and costly. We believe Hematide's potential dosing schedule of once every four weeks could make it particularly attractive as a treatment in the predialysis market by reducing the number of injections and office visits required of patients. For oncology patients requiring anemia management, rEPO is not ideally compatible with chemotherapy regimens, which typically require treatment every three to four weeks. Although existing ESAs are sometimes given in larger doses in an effort to achieve extended dosing, and despite studies by the manufacturers of these ESAs aimed at extending the dose interval of these products, medical record audit data and oncologist survey responses indicate that existing ESAs are still administered to chemotherapy patients once a week to once every two weeks, on average. Hematide's extended dosing is well suited for concommitant dosing with chemotherapy regimens, which we believe may expand its market.

        While the dialysis market is well penetrated by currently marketed ESAs, we believe Hematide has the potential to offer reduced cost and complexity for healthcare providers compared to currently marketed ESAs. For healthcare providers, Hematide may prove more cost-effective than currently marketed ESAs because less frequent dosing reduces administrative and nursing work, lowers the risk of medical error by decreasing the need for administration and handling and reduces the risk of underpaid and unpaid claims.

We also anticipate that Hematide can be further developed to be stable at room temperature, unlike rEPO products, which must be refrigerated along the entire supply chain and require more careful handling and storage processes. Hematide also appears to be stable to select preservatives suggesting that the drug can be manufactured into multi-dose vials, a presentation that permits significant dosing flexibility compared to unpreserved rEPO products.

        In February 2006, we entered into a collaboration to develop and commercialize Hematide in Japan with Takeda Pharmaceutical Company Limited, or Takeda, the largest pharmaceutical company in Japan. Pursuant to this agreement, Takeda paid us approximately $27 million, consisting of $17 million in upfront licensing fees and approximately $10 million for the purchase of our Series E preferred stock. In addition, we are eligible to receive clinical and regulatory milestone payments up to an aggregate of $75 million upon Takeda's successful achievement of clinical development and regulatory milestones in Japan. Assuming Hematide is approved and launched in Japan, we will receive a royalty from Takeda on Hematide sales in Japan.

        In June 2006, we extended our collaboration with Takeda to develop and commercialize Hematide worldwide. Under our collaboration, the companies will co-develop and co-commercialize Hematide in the U.S. Takeda received an exclusive license to develop and commercialize Hematide outside of the U.S. Beginning January 1, 2007, Takeda will bear the first $50 million of third-party expenses related to clinical development in pursuit of U.S. regulatory approval of Hematide. Thereafter, Takeda will bear 70% of the third-party U.S. clinical development expenses, while we will assume 30% of these expenses. Under the June 2006 agreement, Takeda paid us an upfront license fee of $105 million, and we are eligible to receive from Takeda up to an aggregate of $280 million upon the successful achievement of clinical development and regulatory milestones. Further, we may receive from Takeda up to an aggregate of $150 million upon the achievement of certain worldwide annual net sales milestones. We and Takeda will share equally in the net profits and losses of Hematide in the U.S. Takeda will pay us a variable royalty based on the annual net sales of Hematide outside the U.S.

        In addition to our lead program, we are using our discovery platform to develop a preclinical pipeline of peptide-based drug candidates. We are currently engaged in studies of Innotide, a family of peptide-based drug candidates that show early positive results in the area of tissue protection in preclinical models of stroke and renal failure. We are also advancing research on Gematide, a peptide-based drug candidate with granulocyte colony-stimulating factor, or G-CSF, activity for the treatment of neutropenia, a condition often caused by chemotherapy in which blood is deficient in a subset of white blood cells known as neutrophils. In addition, we have a preclinical research collaboration with EntreMed, Inc. on Angiotide, a novel synthetic peptide that may be useful in treating cancer by blocking angiogenesis, or blood vessel formation, in tumors.

Our Strategy

        Our objective is to discover, develop and commercialize novel therapeutics addressing significant unmet medical needs. In order to achieve this objective, we intend to:

  •
  Obtain regulatory approval for Hematide.  We are currently focusing most of our resources on Hematide and have five Phase 2 clinical trials ongoing in the U.S. and in Europe. We intend to begin the first of our Phase 3 pivotal trials for U.S. regulatory approval of Hematide in 2007. We are initially developing this product candidate for the treatment of anemia in renal disease and oncology because of the proven clinical and regulatory pathway and commercial potential for Hematide in these indications.

  •
  Implement our collaboration with Takeda to develop and commercialize Hematide worldwide.  We have partnered Hematide on a worldwide basis with Takeda in order to share development costs, access development and commercial expertise and increase the likelihood of Hematide achieving clinical and commercial success. We retain significant ownership of the commercial potential of Hematide through our co-promotional and profit-sharing arrangement with Takeda. We intend to expend significant internal resources managing our alliance with Takeda in order to achieve the goals we have for Hematide.

  •
  Expand the market opportunity for Hematide.  While ESAs generated more than $12 billion in worldwide revenues in 2005 according to IMS Health, we believe the market for ESAs is still underdeveloped. We believe the dosing requirements of currently available ESAs have limited their use in predialysis and oncology treatment settings, and that Hematide, with its longer acting profile, has the potential to expand these markets. Hematide has the potential to offer both better care for patients and reduced cost and complexity for healthcare providers. Additionally, because the active component of Hematide is a relatively small peptide, we may be able to develop non-injectable ESAs, such as for intra-nasal or pulmonary delivery, that could address markets not well served by currently available rEPOs.

  •
  Build a sales and marketing infrastructure to commercialize Hematide in renal markets in the U.S.  We intend to build marketing capabilities to commercialize Hematide in the U.S. for the dialysis and predialysis markets, while our partner will be responsible for commercialization in the worldwide oncology market. The dialysis market is highly concentrated and, we believe, addressable by a specialty sales force. In the predialysis market, our efforts will be targeted at the approximately 2,000 nephrologists who are most focused on treating these patients.

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  Develop a pipeline of drugs from our extensive library of compounds and from in-licensing and acquisitions.  Using our peptide drug discovery engine we have identified a number of proprietary early lead compounds. These compounds address biological targets and therapeutic approaches that have been clinically validated by currently marketed drugs. We anticipate selecting a lead candidate in our Innotide program by the end of 2006 to advance into preclinical studies in early 2007. We intend to continue to develop a pipeline of novel peptide-based therapeutics. We believe the clinical and regulatory pathway for many of our pipeline product candidates is already established, and that this potentially reduces the risks and costs associated with clinical development. Furthermore, there are established markets for these product candidates. Our internal research and development efforts may enable us to discover and develop additional novel compounds addressing other markets. We may also build our pipeline by in-licensing or acquiring product candidates that leverage our product development strengths.

Our Lead Product Candidate: Hematide

        Hematide is a long-acting synthetic peptide-based ESA. It is currently in Phase 2 clinical trials and is being developed for treatment of anemia associated with end-stage renal disease, predialysis chronic kidney disease and cancer. In clinical trials in both healthy volunteers and patients, Hematide has demonstrated the ability to stimulate the production of red blood cells. In vivo studies have also demonstrated that Hematide has an increased circulating half-life and prolonged duration of action compared to rEPOs currently on the market. The primary toxicology observed to date has been associated with the exaggerated red blood cell production seen at high and frequent doses, a result similar to that observed with the rEPO class of drugs. To date, over 200 patients have received Hematide in ongoing clinical studies with one serious adverse event reported as possibly related to study drug in a patient undergoing chemotherapy for cancer. This adverse event involved the inflammation of a vein due to a blood clot. Similar thrombotic events have also been reported with commercially available ESAs. Hematide is designed to be dosed once every four weeks, compared to recombinant products that are dosed either several times a week, every week to two weeks, or up to every three weeks for some patients. In addition, we believe that Hematide can be further developed to be stable at room temperature, compared to the cold storage conditions needed for recombinant products. The following table sets forth the status of our clinical development program for Hematide:

Indication	Status
Chronic Kidney Disease
• Dialysis	Phase 2 trial ongoing
• Predialysis	Two Phase 2 trials ongoing
Cancer
• Chemotherapy induced anemia	Phase 2 trial ongoing
Pure Red Cell Aplasia	Phase 2 trial ongoing

  Anemia Background

        Anemia, a condition in which the blood is deficient in red blood cells and hemoglobin, is a frequent and serious complication associated with a number of common chronic diseases. Anemia is associated with chronic fatigue and, if left untreated, may increase the risk of other diseases or even death. Red blood cells are normally formed in the circulating blood from progenitor cells, known as stem cells, and from precursor cells which are initially present primarily in the bone marrow. These cells are stimulated to divide and differentiate and are mobilized into circulation by EPO, a hormonal factor produced by the kidney. EPO acts by binding to and activating the EPO receptor on precursor cells. The activation of the EPO receptor stimulates the proliferation and maturation of the precursor cells to form red blood cells that contain hemoglobin. Hemoglobin is an iron-containing protein in red blood cells that functions primarily in the transport of oxygen to, and carbon dioxide from, the tissues of the body. Anemia can be caused by conditions such as chronic kidney disease, or treatments such as chemotherapy, that result in underproduction of EPO or a muted response to EPO. Anemia generally exists in men when the hemoglobin level in blood, which is a measure of red blood cells, is less than 12 g/dL, or the hematocrit, which is a ratio of the volume packed red blood cells to the volume of whole blood, is less than 37%, and in women when hemoglobin is less than 11 g/dL or hematocrit is less than 33%.

        Anemia associated with Chronic Kidney Disease.    One of the most common forms of chronic anemia is that which occurs in patients with chronic kidney disease. According to the American Journal of Kidney Disease, chronic kidney disease affects as many as 19 million Americans. As kidney function deteriorates due to the underlying disease, the ability of the kidney to produce adequate EPO is impaired, resulting in decreased production of new red blood cells and anemia.

        Over time, chronic kidney disease usually progresses to irreversible end-stage renal disease, the most severe stage of the disease. End-stage renal disease patients require either lifetime dependence on renal dialysis, a medical procedure in which blood is cleansed of impurities, or a kidney transplant. Patients with end-stage renal disease are nearly always moderately to severely anemic unless treated with an ESA like rEPO. According to the Centers for Medicare and Medicaid Services, there are approximately 320,000 end-stage renal disease patients on dialysis in the U.S. We estimate that the dialysis market is served by approximately 4,700 dialysis facilities in the U.S., and we believe that two major dialysis corporations serve up to 65% of all dialysis patients on Medicare. Funding and reimbursement for this care are predominately through the Medicare End Stage Renal Disease Program. In 2005, according to the Centers for Medicare and Medicaid Services, reimbursement for many drugs, including ESAs, was at a rate of 106% of the average ESA sales price. This allows the dialysis facilities to realize a profit on the purchase and administration of ESAs, which constitutes an important component of their economic viability. IMS Health estimates that the U.S. sales of EPOGEN, the dominant therapy for anemia in dialysis patients, totaled $2.9 billion in 2005.

        We estimate that there are approximately 19 million chronic kidney disease patients in the U.S who are not yet on dialysis. Of those 19 million patients, approximately 8 million predialysis patients are in the more advanced stages of the disease, with 7.6 million and 0.4 million patients in stages 3 and 4, respectively. We believe that approximately 10% of stage 3 patients and 50% of stage 4 patients are anemic. According to a U.S. Renal Data abstract, approximately two-thirds of these patients are not treated with an ESA prior to progression to stage 5, end-stage renal disease, and initiating dialysis. While currently marketed ESAs are indicated for up to every two week dosing in predialysis, these patients often require much less frequent visits to their nephrologists or primary care physicians for treatment of their underlying disease. Because of the incongruity between optimal dose scheduling of rEPO and the timing of predialysis patient office visits, we believe that the predialysis market for ESAs is underserved by existing therapy and could be better served with a product that can be dosed once every four weeks.

        Anemia associated with Cancer.    Anemia in cancer patients may be caused by chemotherapy or the cancer itself. For patients undergoing chemotherapy, the destruction of progenitor stem cells and precursor cells in the bone marrow by chemotherapy often leads to anemia. Severe fatigue associated with anemia affects approximately three-fourths of all cancer patients undergoing chemotherapy. In some cancer patients, such as those with multiple myeloma and acute leukemia, the underlying cancer itself causes anemia. In these patients, the production of and responsiveness to EPO is believed to be reduced by molecules known as cytokines that are produced by or in response to tumors. An oncologist's ability to treat a patient's cancer is often limited by the patient's ability to tolerate the side effects, including anemia, of highly toxic courses of chemotherapy. Better management of chemotherapy induced anemia could lead to better dose optimization of chemotherapy in cancer patients.

        Based on our marketing research, there are approximately 3 million actively treated cancer patients in the U.S. Of those patients, roughly 1.2 million undergo chemotherapy to treat their cancer. About 65% of chemotherapy patients become anemic, with 26% of those receiving ESA therapy. Further, based on our marketing research, 80% of chemotherapy patients receive chemotherapy treatment in three or four week cycles, yet the most prevalent dosing intervals of current ESAs for cancer patients are every one to two weeks. We believe that a less frequent, more convenient dosing regimen, every three to four weeks to coincide with chemotherapy, may increase market penetration and expand use of ESAs for oncology patients. Though approximately 31% of newly diagnosed cancer patients are anemic, only about 8% of anemic cancer patients in the U.S. who are not receiving chemotherapy receive an ESA. This patient population generally requires less frequent physician visits. We believe that a product that can be dosed every four weeks would be highly suitable for these patients, including for those who self-administer the therapy at home. IMS Health estimates that sales for Aranesp and PROCRIT, which are prescribed predominately for cancer-related anemia, totaled approximately $5.5 billion in the U.S. in 2005.

        Anemia associated with Other Conditions.    Anemia can also occur in any person with a chronic disease that causes significant inflammation, infection, or bleeding, such as rheumatoid arthritis or cardiovascular disease, and it can therefore be considered a characteristic disease of the elderly. For example, a 2004 study in Blood found that 11% of men and 10% of women 65 years and older were anemic and we believe that a substantial proportion of their anemia is of indeterminate cause. Current marketers of rEPO are investigating its use in patients with heart failure. If marketing approval is granted for treatment of heart failure patients with rEPO, a very large new market opportunity for anemia therapy would become available. Likewise, anemia associated with chronic inflammatory diseases such as rheumatoid arthritis, lupus and irritable bowel disease are potentially large market opportunities that are beginning to be explored. These diseases are marked by high levels of circulating inflammatory cytokines, and thus may contribute to anemia in much the same way as anemia of cancer. We are currently testing Hematide in chronic kidney disease and cancer, but are not testing Hematide's effectiveness in treating anemia in other conditions. However, because Hematide works like EPO by activating the EPO receptor we believe it may be effective in treating anemia characteristic of EPO insufficiency in other chronic conditions.

  Current Therapy and Limitations

        According to IMS Health, rEPO generated over $12 billion in worldwide revenue in 2005, of which we believe more than $8 billion was generated in the U.S. Of the $8 billion in U.S. revenue, we estimate that $3 billion is attributable to use for dialysis patients, and the remaining $5 billion is attributable to other indications, including oncology, as well as use in predialysis patients. ESAs, in the form of rEPO variants, have been used successfully to manage the anemia of dialysis, predialysis and cancer patients. rEPOs are similar, but not necessarily identical, to a patient's naturally occurring EPO. Differences exist among rEPOs with regard to composition and structure. As a result, differences may also exist among rEPOs with regard to frequency of dosing, duration of effect and rate of rise in hemoglobin. Stability in the blood and circulating half-life, which measure the time it takes the compound to disappear from the blood, generally correlate with lower dosing frequency and longer duration of effect. One of our objectives is to develop a product with a duration of effect that results in a well-controlled hemoglobin response while still allowing optimal dosing, ideally once every four weeks. rEPO therapy has dramatically reduced the need for blood transfusions, decreased anemia associated morbidity and mortality and led to an improvement in quality of life for patients.

        Since its initial U.S. market introduction in 1989, rEPO has revolutionized the treatment of patients with anemia resulting from chronic diseases. To date, the therapeutic options have not progressed significantly beyond the relatively short-acting and inconvenient recombinant protein products currently on the market. Further, the majority of products in development are variations of the existing products on the market.

        Two current types of ESAs, epoetin alfa and epoetin beta, are biologically engineered hormones produced in mammalian cells by recombinant DNA technology. Both are relatively short-acting forms of rEPO that typically require frequent dosing to obtain a sustained correction of anemia. Darbepoetin alfa, or rEPO-D, which is marketed by Amgen, Inc., or Amgen, under the trade name Aranesp, is a biologically engineered hormone product closely related to and functionally similar to epoetin alfa. However, rEPO-D has a terminal half-life approximately three times longer than epoetin alfa, as a result of the addition of sialic acid to stabilize the protein. The currently available rEPOs are marketed under a variety of trade names in different territories:

United States
Product	Company	Primary Marketed Indications	Prescribing Information
EPOGEN (epoetin alfa)	Amgen	Dialysis	Three times per week (TIW) to weekly (QW)
PROCRIT (epoetin alfa)	Johnson & Johnson	Predialysis, Oncology	Predialysis: TIW to QW Oncology: TIW to QW
Aranesp (darbepoetin alfa)	Amgen	Dialysis, Predialysis, Oncology	CKD: QW to every two weeks (Q2W) Oncology: QW to every three weeks (Q3W)
Europe, Japan and Rest of World
Product	Company	Primary Marketed Indications	Prescribing Information

NEORECORMON, EPOGIN (epoetin beta)	Roche	Dialysis, Predialysis, Oncology	CKD: TIW to QW Oncology: QW
EPREX, ERYPO (epoetin alfa)	Johnson & Johnson	Dialysis, Predialysis, Oncology	CKD: TIW Oncology: TIW to QW
ARANESP, NESPO (darbepoetin alfa)	Amgen / Kirin	Dialysis, Predialysis, Oncology	CKD: QW to Q2W Oncology: QW to Q3W

        Short Duration of Effect/Frequency of Dosing.    Currently marketed ESAs are hampered by short duration of effect. We believe that the need for frequent dosing has limited the use of ESAs in treatment settings such as predialysis, where patient visits for the purpose of treating underlying disease are less recurrent than patients undergoing dialysis multiple times per week. The population of predialysis chronic kidney disease patients who may benefit from anemia management far outnumbers the population of patients who have reached end-stage renal disease. We believe an ESA which obviates the need for frequent injections, hemoglobin testing and dose titration, may significantly expand the market for anemia management therapies in predialysis. In the oncology setting, anemia management with currently marketed ESAs is not ideally compatible with typical chemotherapy regimens, which typically require treatment every three to four weeks. Although existing ESAs are sometimes given in larger doses in an effort to achieve extended dosing, and despite studies by the manufacturers of these ESAs aimed at extending the dose interval of these products, medical record audit data and oncologist survey response indicate that existing ESAs are still administered to chemotherapy patients once a week to once every two weeks on average. For this reason, we believe that an ESA designed for every four weeks administration could expand the market opportunity for anemia management therapies in the oncology setting.

        As an example, PROCRIT has been declining in both sales and market share as demand for long-acting products increases. This trend is expected to continue as the benefits of longer-acting products are fully realized and physician adoption continues to increase. We believe the success of Aranesp, the effect of which can be prolonged in some patients by increasing doses, demonstrates the importance of a longer-acting ESA. We believe this is particularly true in the oncology market where longer-acting products allow ESA dosing to conform with the scheduling of chemotherapy regimens.

        Pure Red Cell Aplasia.    Treatment of patients with rEPO has been shown in rare cases to cause the production of antibodies to both rEPO and naturally-occurring EPO. Typically these antibodies can bind to and neutralize both the rEPO drug and any naturally-occurring EPO in a patient's system. As a result, such patients become increasingly less sensitive to rEPO therapy and can develop a form of anemia called Pure Red Cell Aplasia, or PRCA. This hematological disorder is characterized by severe, transfusion-dependent anemia, a scarcity of reticulocytes and an almost complete absence of red blood cell precursors in otherwise normal bone marrow. Recently, the FDA has required marketers of rEPO in the U.S. to include in their product prescribing information warnings of potential for rEPO induced PRCA and a description of this adverse reaction. We believe that an ESA that does not cause PRCA and that can be used to treat PRCA will have advantages in the marketplace over rEPOs that can cause PRCA.

        Limitations for Healthcare Providers.    We believe that there are additional disadvantages to currently marketed ESAs that have hampered physician adoption. Anemia management therapies available to healthcare providers today are not optimally cost-effective. rEPOs must be refrigerated along the entire supply chain, from manufacturer to distributor to hospital/dialysis center inventory to patient. Along that entire chain, rEPOs must be handled very carefully to maintain potency. Existing rEPOs are formulated with human albumin and are therefore subject to the risk of viral or prion, or mad cow, contamination. Further, dosing of the existing rEPOs can be complicated as healthcare providers must carefully monitor patients and adjust doses. These limitations may be particularly burdensome when patients are accessing anemia management in the primary care setting, versus the hospital or the dialysis clinic setting. In the cancer setting, oncologists often give higher doses of rEPO to patients suffering from chemotherapy induced anemia in order to achieve a longer duration of effect. This can lead to underpaid claims, as healthcare providers are not always reimbursed for the very high doses required to achieve a longer duration of action. Lastly, the more frequent patient handling and administrative documentation that goes along with more frequent rEPO dosing potentially leads to a greater risk of medical errors. As a result of these factors, we believe that physicians and dialysis centers will adopt a synthetic, more stable, longer-acting, and thereby more cost-effective, ESA.

  The Affymax Solution: Hematide

        Hematide is a relatively small synthetic peptide-based ESA which we are developing for the treatment of anemia in dialysis, predialysis, PRCA and cancer patients. Peptides are composed of amino acids, commonly known as the building blocks of proteins. Typically, a peptide is composed of fewer than 50 amino acids, while a protein contains from 50 to well over 5,000 amino acids. Peptide-based therapeutics may display certain advantages compared to recombinant proteins, including simplicity and cost of manufacture, and specificity of effect. Further, because they are composed of naturally-occurring amino acids, peptide-based therapeutics theoretically also carry the general advantage of reduced toxicity relative to small molecule drugs. In the past, development of peptide-based drug candidates was often slowed by low potency. A second problem historically associated with peptide-based drugs has been a relatively short half-life in vivo. More recently, however, it has been possible to develop peptide-based drugs with potencies nearly equivalent to recombinant proteins and to prolong the in vivo half-lives of peptide drugs and their therapeutic effects.

        Through the use of our technology, we have designed Hematide to be longer acting than currently marketed ESAs. We believe that Hematide's properties are superior to the properties of rEPO drugs currently on the market, particularly in terms of required frequency of administration. As a long-acting ESA, we believe that Hematide may overcome many of the patient care limitations of currently marketed rEPOs. We believe that flexibility of dosing based on duration of effect will allow many patients to receive anemia management therapy concurrently with therapy for their underlying disease. Of the indications treated by currently marketed ESAs, we believe that long-acting ESAs could provide particular advantages for, and promote significant growth in, anemia treatment in predialysis and oncology. In chemotherapy-induced anemia, expanded use of ESAs may promote better management of underlying disease. An oncologist's ability to treat a patient's cancer is often limited by the patient's ability to tolerate the side effects, including anemia, of highly toxic courses of chemotherapy. Better management of chemotherapy induced anemia could lead to better dose optimization of chemotherapy in cancer patients.

        Hematide is being designed to achieve room temperature stability, ease-of-handling and long shelf life in order to overcome many of the limitations which hamper the cost effectiveness, and thus the physician adoption, of rEPOs. In particular, room temperature stability may reduce cost at each step of the supply chain, while ease-of-handling and long shelf life may reduce healthcare providers' cost of inventory and dose administration. The ability to dose Hematide less frequently than currently marketed rEPOs may drive cost savings for healthcare providers in the form of less documentation and administration, fewer medical errors and less risk of unpaid or underpaid claims. Finally, because Hematide is manufactured entirely through synthetic processes and no biological materials are utilized in its production, we believe our product candidate is not subject to the risks of viral or prion contamination which are present with rEPO.

        Our early clinical trials have shown similar positive effects on red blood cell formation when Hematide is given at equivalent doses either intravenously or subcutaneously. These results suggest that Hematide may be equally effective in humans when administered by either route. Additional clinical trials are underway to confirm this observation. Since a patient receiving an ESA may transition between subcutaneous and intravenous administration, the ability to give Hematide by either route without additional dose titration simplifies administration and is therefore an important benefit. Because Hematide appears to produce nearly identical results when administered by either route, we believe it may be easier to use than some forms of rEPO, which often have different clinical effects when given subcutaneously versus intravenously.

        Although Hematide has the erythropoietic activity characteristic of naturally occurring EPO, its amino acid sequence is unrelated to EPO, rEPO or any other known naturally-occurring erythropoietic protein. Because Hematide does not appear to generate antibodies that cross react to naturally-occurring EPO, we believe that Hematide will not cause PRCA. In fact, we have conducted preclinical studies which have demonstrated that Hematide can stimulate reticulocytes and elevate hemoglobin levels in animal models of PRCA. These results suggest that Hematide may be effective in rescuing patients that have developed PRCA.

        Since the active component of Hematide is a small synthetic peptide, it is not likely to cause patients to develop antibodies that might neutralize it during the course of therapy. Furthermore, the peptide in Hematide is linked to a substance known as polyethylene glycol, or PEG, which further decreases the chance that Hematide will induce the development of Hematide-neutralizing antibodies. Thus far in clinical trials, none of the patients dosed with Hematide have developed antibodies to the drug. In preclinical studies in animals, antibodies to Hematide have only rarely been observed and then only at doses that represent high multiples of the estimated clinical doses. We thus believe that it is unlikely that patients receiving Hematide will develop antibodies that can, over time, reduce sensitivity to the drug.

        Hematide does not share the amino acid sequence of rEPO. However, like currently marked rEPOs, it does directly bind to and activate the EPO receptor. When tested against a large panel of different cell receptors, Hematide appears to be highly specific to the EPO receptor. Thus the mechanism of action of Hematide is well known and is similar to that of naturally occurring EPO. By contrast, some other ESAs currently in clinical development promote the production of hemoglobin by interacting with biological targets other than the EPO receptor. These agents initiate a cascade of activity along a biological pathway that eventually results in the production of EPO. However, by potentially activating these other pathways, these agents may stimulate the production and release of factors that may have unexpected consequences, such as promotion of tumor growth. As an EPO receptor agonist, Hematide functions according to a well known biological mechanism of action that has a well demonstrated safety profile established by previous drugs, and which has a known clinical and regulatory path for development.

  Hematide Development Program

        We are currently conducting five Phase 2 clinical trials of Hematide in patients with chronic anemia due to chronic kidney disease and cancer. We believe the pharmacokinetics and pharmacodynamics of Hematide have been shown to be appropriate for extended dose intervals and desired drug activity. Pharmacokinetics describes the uptake, metabolism and elimination of drugs by the body, and pharmacodynamics refers to the effect of the drug on the body. We anticipate that Hematide will be dosed once every four weeks in most chronic kidney disease patients, and every two, three or four weeks in cancer patients, coincident with the patient's chemotherapy regimen. To date, data from our open-label human clinical trials indicate that Hematide induces a consistent, appropriately rapid, prolonged, dose-dependent increase in reticulocytes and hemoglobin. We have not observed any drug-related serious adverse events to date, beyond class effects seen in other ESAs currently on the market, in our human clinical trials of Hematide. No antibodies against Hematide have been detected in clinical samples tested to date.

        We believe the clinical development path for Hematide will be similar to that followed by other rEPO drugs currently on the market. Efficacy endpoints for these studies, including hemoglobin levels, are generally well-established and accepted by regulatory agencies.

        Preclinical and Toxicology Studies.    Preclinical studies have shown that Hematide, like EPO, acts through activation of the EPO receptor. Furthermore, preclinical in vivo studies have shown that the pharmacokinetics of Hematide and its effects on erythropoiesis are very similar whether Hematide is given intravenously or subcutaneously. We have conducted repeat-dose preclinical toxicology studies lasting as long as nine months, and have incorporated single-dose and repeat-dose studies exploring administration by either intravenous or subcutaneous injection in a variety of models using doses up to several thousand times the estimated monthly clinical dose. The primary toxicology observed to date has been associated with the exaggerated red blood cell production seen at high and/or frequent doses, a result similar to that observed with the rEPO class of drugs.

        Phase 1 Clinical Trial.    In March 2005, we completed a Phase 1, double-blind, placebo-controlled, dose escalation study evaluating the safety, pharmacokinetics and pharmacodynamics of single intravenous doses of Hematide in healthy volunteers in the U.K. This clinical trial was conducted to evaluate the safety of Hematide and to determine a pharmacologically active dose in humans based on effects on reticulocyte and hemoglobin levels. The trial enlisted four treatment cohorts of seven subjects each, with five subjects receiving Hematide and two receiving placebo in each cohort. Members of the first cohort received either placebo or a low dose of Hematide. Subjects in the second and third cohorts received either placebo or increasing doses of Hematide. The fourth cohort, a repeat of the dosing in the third cohort, was undertaken to confirm the pharmacologically active dose indicated by the third cohort. During the treatment period of our Phase 1 trial we observed no serious adverse events in any of the subjects.

        The Phase 1 results demonstrated that Hematide is pharmacologically active in stimulating both reticulocyte formation and hemoglobin increases in a dose-dependent manner and has an acceptable safety profile in healthy volunteers at the doses tested. Phase 1 pharmacologic data showed a dose-proportional increase in reticulocyte counts in all cohorts. In addition, in the third and fourth cohorts, a mean increase in hemoglobin, which is a measure of Hematide's stimulation of red blood cell production, was also observed within the target range set for this clinical trial.

  Current Phase 2 Clinical Trials

        We are currently conducting five Phase 2 clinical trials of Hematide at sites in the U.S. and Europe, one in dialysis patients, two in predialysis patients, one in cancer patients on chemotherapy and one in PRCA. These trials are designed to determine the safety, pharmacodynamics and pharmacokinetics of Hematide when administered to patients suffering from anemia. Our Phase 2 trials are not designed to enroll sufficient numbers of patients to establish safety or efficacy sufficient to obtain regulatory approval, and no observations from these trials should be taken as conclusive evidence of Hematide's safety and/or efficacy in any patient population. If successful, these trials will indicate appropriate dosing regimens of Hematide to take forward into larger Phase 3 pivotal trials required for marketing approval by FDA and foreign regulatory agencies.

        The primary objectives of our ongoing Phase 2 clinical trials are to evaluate the safety of Hematide and determine the dosing regimen that produces the appropriate hemoglobin values in the patient populations addressed. Hemoglobin values are expressed in terms of grams per deciliter of blood, or g/dL. In patients on dialysis whose hemoglobin values have already been corrected by three times a week rEPO therapy, we are seeking to maintain hemoglobin values in the corrected range by administering Hematide once every four weeks. In trials involving predialysis and chemotherapy induced anemia patients, we are seeking to correct their anemia by raising hemoglobin values into the 11-13 g/dL range. Secondary endpoints of our clinical trials include reticulocyte counts, reticulocyte hemoglobin content (a measure of red blood cell function) and frequency of red blood cell transfusions. We intend to demonstrate in our clinical trials that Hematide can be dosed more frequently than once every four weeks, in order to provide guidance to physicians who may want flexibility in dosing schedule.

        In our currently ongoing Phase 2 clinical trials, we have observed no serious adverse events, beyond class effects seen in other ESAs currently on the market, related to Hematide and no patients have developed antibodies to Hematide. Additionally, we have observed that treatment of predialysis patients with Hematide leads to corrections of anemia at rates and within timelines that are appropriate for effective ESA treatment, given the current standard of care and regulatory guidelines. Dialysis patients and cancer patients on chemotherapy also appear to respond to Hematide therapy as expected based on data received to date.

        Four of our Phase 2 clinical trials are being conducted on an open-label basis, which means that doctors and patients are aware of the treatment being given, and clinical data accrued during the course of the trial are available throughout the course of the trial. As a result, we are able to monitor the activity of

Hematide in our human subjects on a periodic and ongoing basis. Each of our ongoing trials are dose-ranging trials in which we enroll cohorts of patients until we discover the correct dose to achieve an appropriate therapeutic response. In each of our dose-ranging trials, we will not know exactly how many patients will eventually be enrolled until the conclusion of the trial.

        The following is a summary of our five ongoing Phase 2 trials:

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  STUDY AFX01-02—Single Intravenous Injection in Predialysis Patients.  In April 2005, we began a single-dose, intravenous, placebo-controlled, double-blind, dose escalation Phase 2 trial in the U.K. in patients with chronic kidney disease who had not yet started on dialysis. In July 2006 we presented results of this trial at the 43rd European Renal Association—European Dialysis and Transplant Association Congress. At this meeting, we reported that Hematide injections were well tolerated with no adverse events reported as related to study drug, and that increases in reticulocytes were observed in all subjects receiving Hematide, with a dose response relationship across dose groups. We also reported that sustained increases in hemoglobin levels for at least one month following a single dose of Hematide were compatible with anticipated monthly dosing of Hematide to maintain hemoglobin within a target range.

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  STUDY AFX01-03—Repeat Intravenous Injections in End-Stage Renal Disease Patients. In July 2005, we initiated an open-label, repeat-dose, sequential, dose-finding, maintenance-switch trial in the U.S. to assess the safety, pharmacodynamics and pharmacokinetics of Hematide administered intravenously once every four weeks for the maintenance treatment of anemia in end-stage renal disease patients. In this study, patients who have achieved stable baseline hemoglobin values between 10 and 12.5 g/dL while on three times per week epoetin alfa maintenance therapy are switched to intravenous injections of Hematide given once every four weeks to determine an appropriate conversion factor of epoetin alfa to Hematide for maintenance treatment. In this trial we are seeking to maintain end-stage renal disease patients at the hemoglobin values at which they were stable during epoetin alfa therapy. Each of the cohorts in this trial contains 15 patients receiving the same dose. As this is a dose-finding trial, we will continue to enroll cohorts until we are confident we have determined an appropriate conversion factor for maintenance treatment. Preliminary pharmacodynamic analyses of unaudited interim data of changes in hemoglobin and reticulocyte responses to Hematide administration have shown sustained erythropoietic responses to all the dose conversion factors tested. Optimal dose conversion from epoetin alfa to Hematide remains to be determined and confirmed in subsequent cohorts. The results thus far indicate that Hematide is well-tolerated and has generated no antibodies.

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  STUDY AFX01-04—Repeat Subcutaneous Injections in Predialysis Patients.  In September 2005, we commenced an open-label, repeat-dose, sequential, dose-finding trial in Europe to assess the safety, pharmacodynamics and pharmacokinetics of six doses of Hematide given once every four weeks to chronic kidney disease patients not on dialysis and not on ESA treatment with baseline hemoglobin values between 9 and 11 g/dL. The primary objectives of the study are to evaluate safety and determine the range of doses of Hematide administered every four weeks that correct anemia and maintain hemoglobin at 11 to 13 g/dL in this patient population. Each of the cohorts in this trial contains 15 patients receiving the same dose. As this is a dose-finding trial, we will continue to enroll cohorts until we are confident we have determined an appropriate dose for correcting hemoglobin values and maintaining them within the corrected range. This trial is currently ongoing, but preliminary pharmacodynamic analyses of unaudited interim data in this study show sustained erythropoietic responses to multiple doses, with a mean hemoglobin change from baseline of approximately 2 g/dL achievable after two Hematide doses at the highest dose tested. There also appears to be a dose-response relationship between the cohorts studied. The results thus far indicate that Hematide is well-tolerated and has generated no antibodies. In July 2006 we presented interim results from this trial at the 43rd European Renal Association—European Dialysis and Transplant Association Congress. At this meeting, we reported interim safety data showing that multiple doses of Hematide, administered subcutaneously every 4 weeks, appear well-tolerated in predialysis patients. Further, following Hematide injections, there were significant increases in mean reticulocyte count from baseline that peaked at about 2 weeks following each injection. The mean Hgb change from baseline across all doses tested was 1.1, 1.2 and 2.4 g/dL after 4, 8 and 12 weeks of treatment, respectively. Correction of anemia (Hgb of at least 11.0 g/dL) was achieved in 11 of 15 (73%), 13 of 15 (87%) and 14 of 15 (93%) patients by Weeks 4, 8 and 12, respectively. These preliminary data suggest that Hematide injections result in a sustained increase in Hgb compatible with once every 4 week dosing in patients with CKD.

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  STUDY AFX01-05—Repeat Subcutaneous Injections in Cancer Patients.  In January 2006, we commenced an open-label, multiple-dose, sequential, dose-finding trial in Europe to assess the safety, pharmacodynamics and pharmacokinetics of up to four doses of Hematide administered subcutaneously once every three weeks to anemic cancer patients receiving chemotherapy with baseline hemoglobin values between 9 and 11 g/dL. The primary objectives of the study are to avoid the need for blood transfusions, and to determine the Hematide dose administered every three weeks by subcutaneous injection that is associated with a hemoglobin increase of greater than 1 g/dL in more than 50% of anemic patients receiving chemotherapy at nine weeks after the first dose. Each of the cohorts in this trial contains 15 patients receiving the same dose. As this is a dose-finding trial, we will continue to enroll cohorts until we are confident we have determined an appropriate conversion factor for maintenance treatment. This trial is currently ongoing, but preliminary pharmacodynamic analyses of unaudited interim data in this study show appropriate mean erythropoietic responses to repeat doses. An optimal dose remains to be confirmed in subsequent cohorts.

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  STUDY AFX01-06—Repeat Subcutaneous Injections in Pure Red Cell Aplasia Patients. In April 2006, we commenced an open-label, multiple-dose study in Europe to investigate the efficacy and safety of Hematide administered subcutaneously for the treatment of anemia in patients with chronic kidney disease who have PRCA. The primary objective of the study is to evaluate the ability of Hematide to increase and maintain hemoglobin levels. This trial is currently ongoing, and has not yet generated reportable clinical observations.

  Further Anticipated Phase 2 Clinical Trials

        In addition to completing the ongoing Phase 2 clinical trials outlined above, we anticipate initiating a number of additional Phase 2 trials designed to indicate appropriate dosing regimens of Hematide in further sub-segments of patients receiving anemia management therapy. In particular, we are planning to conduct trials transitioning end-stage renal disease patients receiving longer-acting rEPO therapy to Hematide. Further, in collaboration with our partner, we may design a trial to evaluate the activity of Hematide in patients who are anemic due to their underlying cancer, as opposed to chemotherapy induced anemia. We expect that the numbers of patients enrolled in these trials will be similar to the numbers slated for enrollment in the Phase 2 trials we have initiated to date.

  Projected Phase 3 Pivotal Clinical Trials

        At the conclusion of our Phase 2 clinical trials, we will meet with the FDA to review data assembled to date, and to discuss the regulatory agency's expectations for the design, execution and endpoints of pivotal trials required for U.S. marketing approval.

        In dialysis and predialysis patients with chronic kidney disease, we are planning to position Hematide for global regulatory approval by conducting up to six pivotal randomized studies to confirm the safety and efficacy of Hematide, and to compare the safety and efficacy profile of Hematide to EPOGEN and Aranesp. The trials are expected to address both correction of anemia in ESA-naïve patients, and in patients switching from rEPOs to Hematide in the dialysis setting. This pivotal program will seek to adequately describe the effective dose and safety profile of Hematide via both intravenous and subcutaneous routes of administration. We anticipate that our dialysis and predialysis Phase 3 programs will, in the aggregate, enroll approximately 3,000 patients. Quality of life sub-studies may be included in these trials.

        In oncology, we anticipate that up to four Phase 3 pivotal trials will be conducted in various cancer patient populations. In one of these trials, the efficacy of Hematide in reducing the requirement for red blood cell transfusions in patients undergoing chemotherapy will be assessed in a randomized, placebo-controlled, blinded, multi-national study. We are currently projecting that the Phase 3 oncology program should generate data on approximately 2,500 patients. Quality of life sub-studies may be included in these trials.

Research Pipeline

        We have used our drug discovery platform to produce multiple peptide-based therapeutic product candidates. The following are preclinical and research stage programs in which we have found, through use of our proprietary technologies, novel peptides which compete with the natural ligand for binding to target receptors and/or which have agonistic or antagonistic activities. The activities of these peptides are being further characterized and optimized in our research labs.

  Innotide—Tissue Protective Peptides

        In addition to a role in erythropoiesis, EPO has been reported to have tissue protective properties that may protect tissues from damage in response to localized insufficiency of blood and oxygen, known as ischemia, or in response to toxic chemotherapy. Some of these reported activities include protection of neural tissues from ischemic stroke and protection of renal tissues from chemotherapeutic drugs. Innotide represents a series of synthetic peptides discovered by us that are being evaluated in preclinical models of stroke, heart attack and chemotherapy induced organ damage. Innotide is a synthetic peptide discovered and developed by us, which acts through the EPO receptor. Innotide peptides bind to and appear to differentially activate the EPO receptor. We believe Innotide may have tissue protective properties characteristic of EPO, but potentially without significant erythropoiesis stimulating activity. Other potential properties of Innotide, including its specificity, potency, relatively small size, stability and ability to be modified to modulate its activity, may also constitute advantages.

  Non-Injectable Peptide-based ESA

        The small size, potency and stability of our proprietary peptides that can effectively stimulate the production of red blood cells suggests that such peptide-based ESAs could be delivered by routes, such as intranasal or pulmonary, that do not require injections. Recently we have observed, for example, the ability to generate significant hemoglobin responses in rats after just two intranasal doses of peptide-based ESAs. We believe that such alternative delivery forms of our peptide-based Hematide and Innotide related peptides may expand the market potential for such products.

  Gematide—G-CSF Receptor Agonist

        We have discovered a novel family of peptides that bind to and stimulate the cellular receptor for G-CSF. These peptides have the potential to be developed into drugs to prevent and treat neutropenia, a life-threatening decrease in white blood cells which affects cancer patients receiving chemotherapy. Although the amino acid sequences of these peptides are different from those of recombinant human G-CSF, in preclinical models the peptides are able to induce the mobilization of precursor cells from bone marrow into circulation and promote the formation of peripheral blood neutrophils.

  Angiotide—Anti-Angiogenesis Factor

        In September 2004, we entered into a collaboration with EntreMed, Inc. to develop peptides with anti-angiogenic activites for cancer therapy and the prevention of metastases. Angiogenesis, or the formation of blood vessels, plays an essential role in embryonic development, normal growth of tissues, wound healing and the female reproductive cycle. Angiogenesis, however, is also necessary for tumors to grow beyond a few millimeters in size and for the spread and growth of tumor cell metastases. Under our collaboration, we have identified several related peptides with significant activity in vitro and in preclinical models in vivo. We intend to designate a novel, peptide-based angiogenesis inhibitor by the end of 2006 which we would take into clinical development in 2008.

  B-Cell Activating Factor, or BAFF, Inhibitor

        BAFF is a B cell-activating factor of the Tumor Necrosis Factor family. Engagement of BAFF receptor(s) by BAFF plays a key role in conservation of normal mature B cells. BAFF is usually expressed by myeloid cells but is also expressed on Non-Hodgkin's Lymphoma, or NHL, malignant B cells such that NHL patients display increased circulating levels of BAFF. Malignant B-cells from NHL patients also express BAFF receptors. We believe the accumulation of malignant B cells in NHL patients could be reduced by neutralizing circulating BAFF. We have used our peptides on phage libraries to identify a number of peptide sequences that bind BAFF. This target has been clinically validated by others, and drug candidates targeting BAFF are being evaluated by other companies in certain autoimmune diseases and in hematological cancers.

Drug Discovery Platform

        We believe peptides can overcome many of the limitations of recombinant proteins and antibodies as drugs. We have developed a discovery platform based on advanced peptide chemistry techniques that allows us to generate peptide alternatives to protein drugs with significant potency and advantages in vivo, and improved physiochemical properties such as storage stability. We are leveraging this discovery platform to develop a pipeline of peptide-based drug candidates against known drug targets already proven to be of important clinical value, particularly where there is a clear opportunity to address clinical needs unmet or underserved by current products. In developing peptide-based drug candidates, we also attempt to improve upon currently marketed peptide-based drugs and/or optimize recombinant proteins or peptides that others are developing but whose properties have fallen short of those required for further development.

        Our proven ability to design and synthesize novel peptides with our proprietary chemistry approaches is one key differentiator of our drug discovery process. Our multi-step drug discovery process generates peptides that bind to and activate or block protein targets such as receptors, antibodies and toxins. This drug design approach incorporates several advanced peptide chemistry techniques, resulting in peptides with significantly greater potency and stability than those arising from more traditional approaches.

        Our peptide drug discovery process begins with our Recombinant Peptide Diversity, or RPD, technique. RPD generates peptide molecules that can then be optimized for drug activity in several subsequent steps. Our RPD technology allows us to generate and test over 300 billion unique peptide sequences as candidate drug leads while bound to either bacteriophage, which are bacterial viruses, or plasmids, which are small circular pieces of deoxyribonucleic acid, or DNA. The RPD approach identifies peptides that bind to specific molecular targets but which typically have little to no sequence homology to native proteins. These peptides then serve as prototype compounds for further chemical optimization and eventually the development of experimental therapeutics. Our high-speed analoging approaches and access to a full battery of peptide-modifying chemistries allow this optimization process to proceed efficiently from lead peptides to potent drug candidates. Our discovery platform has yielded a number of potential leads to well characterized therapeutic targets that we are considering bringing forward into preclinical studies. We are currently directing the research and development resources we are not spending on Hematide towards these potential leads.

Manufacturing and Supply

        All of our current good manufacturing practices, or GMP, manufacturing is outsourced to third parties with oversight by our internal managers. We have limited non-GMP manufacturing capacity in-house. We rely on third-party manufacturers to produce sufficient quantities of drug product for use in clinical trials. We intend to continue this practice for any future clinical trials and large-scale commercialization of Hematide and for any other potential products for which we retain significant development and commercialization rights. All of our current product candidates are chemically synthesized and peptide-based. Historically, peptide-based drugs have been simpler and less expensive to manufacture than biologic drugs from cell-based sources.

        Specifically for Hematide, active pharmaceutical ingredient, or API, has been manufactured by two contract manufacturers, or CMOs. One is located in Europe, and the other in the United States. Both of our CMOs have extensive experience manufacturing peptide-based drugs under current good manufacturing practices and have the capacity to manufacture at commercial scale. We are in the process of establishing Hematide API clinical supply contracts with these and at least one other cGMP manufacturer to ensure a secure supply chain and optimal API pricing. Over time, we intend to establish long term commercial supply agreements with at least two CMOs. The commercial manufacturers will be selected based on results of demonstration syntheses, regulatory track record, commercial manufacturing and control experience, staff experience, training and skill, intellectual property considerations and price. We own the manufacturing process for production of Hematide API. Under our worldwide Hematide collaboration with Takeda, we will be responsible, through our CMOs, for the manufacture and supply all quantities of Hematide API to be used in the development and commercialization of Hematide worldwide.

        Final Hematide drug product is currently manufactured as a buffered aqueous solution for intravenous or subcutaneous administration. Because it is a peptide, Hematide drug product appears to be stable to physical shaking and other distribution conditions, another differentiating factor from recombinant proteins. Stability testing data to date indicate that Hematide is stable at 2-8°C and may have the potential to be formulated using standard techniques for product stability at room temperature. Hematide also appears to be stable to select preservatives suggesting that the drug can be manufactured into multi-dose vials, a presentation that permits significant dosing flexibility compared to unpreserved rEPO products. We currently have responsibility for production of final Hematide drug product. Over time, responsibility for final drug product will be transferred to Takeda, our worldwide collaboration partner for Hematide.

Intellectual Property

        We protect our technology through the use of patents, trade secrets and proprietary know-how. We have more than 20 issued U.S. patents, including claims covering compositions of compounds comprising peptides of a broad genus of ESA peptide sequences, methods of treating EPO disorders using these compounds and methods of synthesizing these types of ESA peptide compounds. We own several pending U.S. patent applications, all of which relate to our core peptide technologies or to particular peptide compounds. We own foreign equivalent patents and patent applications based on our U.S. patents and patent applications. We also retain technical information related to manufacture and analysis of Hematide as trade secrets. We are currently involved in binding arbitration with Johnson & Johnson, Ortho-McNeil Pharmaceutical, Inc., Ortho Pharmaceutical Corporation, The R.W. Johnson Pharmaceutical Research Institute and Johnson & Johnson Pharmaceutical Research & Development, L.L.C., or, collectively, J&J, or J&J, over the ownership of certain patents and applications currently assigned to J&J, three of our issued U.S. patents and a number of foreign patents and patent applications. See "Risk Factors—Risks

Related to Our Business", "Business—J&J Intellectual Property Dispute" and "Business—Legal Proceedings" elsewhere in this prospectus.

        We own and have rights to several proprietary peptide screening technologies, including the patented technologies of peptide phage display and peptides-on-plasmids. This technology enables us to identify initial novel peptide sequences and provides information that our scientists can use to design a variety of peptide compounds to optimize bioactivity and produce pharmaceutical candidate compounds having desired properties.

        In view of our broad patent coverage of peptides with erythropoiesis stimulating activities, as well as separate patent coverage of Hematide and related technology, we believe we are well-positioned to exclude potential competitors from entering a number of preferred areas of the ESA peptide field, and from manufacturing, commercializing or selling Hematide or any closely related compound. However, it is possible that third parties may be granted patents that cover certain anticipated market segments for rEPO based on novel uses, new indications, or specific combinations of rEPO with other drugs, and that one or more of such patents, if issued, might be interpreted by a court to cover the use of Hematide for such novel use, new indication(s), or combination(s) with other pharmaceuticals.

        Hematide is a novel ESA comprising a peptide and a non-peptide portion. With respect to the peptide portion, we believe that Hematide does not infringe any published Amgen patent or any other published third-party patent related to EPO, either in its natural or a modified form. This is, in part, because the amino acid sequences in the peptide portion of Hematide do not overlap in any meaningful way with the amino acid sequences in naturally-occurring EPO. Further, Hematide is manufactured entirely through synthetic processes, not using the cell-based, recombinant DNA systems used to manufacture rEPOs. The non-peptide portions of the Hematide molecule comprise a novel linker-spacer molecule invented by our chemists and a polyethylene glycol, or PEG, that is licensed from Nektar Therapeutics AL, Corporation, or Nektar, and Enzon Pharmaceuticals, Inc.

  Third-Party Intellectual Property

        Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our collaborators are developing products. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or proprietary technologies may infringe.

        We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates and/or proprietary technologies infringe their intellectual property rights. If one of these patents was found to cover our product candidates, proprietary technologies or their uses, we or our collaborators could be required to pay damages and could be restricted from commercializing our product candidates or using our proprietary technologies unless we or they obtain a license to the patent. A license may not be available to us or our collaborators on acceptable terms, if at all. In addition, during litigation, the patent holder could obtain a preliminary injunction or other equitable right, which could prohibit us from making, using or selling our products, technologies or methods.

        There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that we or our collaborators infringe its intellectual property rights, we may face a number of issues, including but not limited to:

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  infringement and other intellectual property claims which, with or without merit, may be expensive and time-consuming to litigate and may divert our management's attention from our core business;

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  substantial damages for infringement, including treble damages and attorneys' fees, which we may have to pay if a court decides that the product or proprietary technology at issue infringes on or violates the third party's rights;

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  a court prohibiting us from selling or licensing the product or using the proprietary technology unless the third party licenses its technology to us, which it is not required to do;

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  if a license is available from the third party, we may have to pay substantial royalties, fees and/or grant cross licenses to our technology; and

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  redesigning our products or processes so they do not infringe, which may not be possible or may require substantial funds and time.

While we have conducted a search of patents issued to third parties, no assurance can be given that such patents do not exist, have not been filed, or could not be filed or issued, which contain claims covering our products, technology or methods. Because of the number of patents issued and patent applications filed in our technical areas or fields, we believe there is a significant risk that third parties may allege they have patent rights encompassing our products, technology or methods.

J&J Intellectual Property Dispute

        We have initiated binding arbitration and related litigation with certain subsidiaries of Johnson & Johnson, or J&J, over ownership of intellectual property related to erythropoietin receptor, or EPO-R, agonists (compounds capable of binding to and activating the EPO-R). This intellectual property is the subject of a number of U.S. and international patents and patent applications assigned to Affymax and J&J, including a U.S. patent currently assigned to J&J, several U.S. patents currently assigned to us and a European patent application currently assigned to J&J. See "Risk Factors—Risk Related to Our Business" and "Business—Legal Proceedings." In this section, we refer to the patents and patent applications subject to the arbitration collectively as the "intellectual property in dispute". We believe that we are the sole owner or co-owner of the intellectual property in dispute, including a European patent application currently naming J&J as sole owner that may issue in the near future and relates to specified ESA peptide compounds. J&J, on the other hand, alleges that they are the sole owner or co-owner of the intellectual property in dispute, including several U.S. patents on which we are currently named as sole owner that relate to specified peptide compounds.

        We believe the U.S. intellectual property in dispute does not encompass Hematide and that we can manufacture, commercialize and sell Hematide in the U.S. regardless of the outcome of this arbitration. However, if, through the ongoing arbitration or otherwise, J&J or another potential competitor obtains or possesses patents or patent rights that are deemed to encompass one or more elements of Hematide, that party could initiate proceedings, an adverse result in which could prevent us from manufacturing or commercializing Hematide, either for ourselves or with Takeda, in the U.S.

        We have patent applications relating to Hematide and related technology that are not part of the intellectual property in dispute. Accordingly, we believe that issuance of patents from those applications will permit us to exclude potential competitors, including J&J, from manufacturing, commercializing or selling Hematide and many closely related compounds, regardless of the outcome of the arbitration.

The Research and Development Agreement with J&J

        In April 1992, Affymax N.V. (a different company from us) entered into a three-year Research and Development Agreement, which we refer to as the "R&D Agreement," with a division of Ortho Pharmaceutical Corporation, a subsidiary of J&J. In 2001, we assumed the rights and obligations of Affymax N.V. under the R&D Agreement and acquired rights to patents and patent applications that comprise much of the intellectual property in dispute.

        Under the R&D Agreement, J&J provided Affymax N.V. research funding and Affymax N.V. sought to discover compounds directed at the EPO receptor that could be, or with further development could become, pharmaceuticals products. The R&D Agreement provided for us to retain rights to our existing technology and identified as our technology our methodologies for creating peptide sequence "libraries", each of which contained billions of different peptide sequences, and methodologies that could be used to determine which if any of the peptide sequences contained in a library would bind to an identified receptor. The R&D Agreement further provided for any invention made by either party to be the property of the party making the invention and that joint inventions would be jointly owned.

        We believe we will be able to successfully support our position in the arbitration and related litigation based on the following chronology: From 1992 through 1995, a group of scientists working for Affymax N.V., performed extensive research under the R&D Agreement and discovered numerous peptides and peptide dimers that bind to and activate the EPO-R. These Affymax N.V. scientists started with the Affymax N.V. peptide sequence libraries, conducted numerous tests, experiments and analyses and discovered and identified a set of active peptides that bind to and activate the EPO-R. The Affymax scientists disclosed the inventions and the results of their research to J&J. In November 1993, Affymax N.V., through Affymax Technologies, N.V., a related entity, filed U.S. Patent Application No. 08/155,940, or the '940 application, claiming various of the Affymax N.V. scientists' inventions and identifying four Affymax scientists, and no J&J scientists, as the inventors. Affymax N.V. provided J&J with a draft copy of the '940 application before filing it. This initial patent application gave rise to numerous other patent applications, including continuation-in-part applications based on and claiming priority from the '940 application, a continuation of one of those applications, and numerous foreign and international patent applications based on one or more of these applications. Ultimately, the '940 application was abandoned in favor of these other applications. In 2001, we acquired the rights, previously held by Affymax N.V. and Affymax Technologies, N.V., to these patents and patent applications. Some of the applications have issued as patents, and these patents and patent applications comprise much of the intellectual property in dispute. Based on the inventions of the Affymax N.V. scientists, we believe we are the sole owner or a co-owner of the intellectual property in dispute.

        J&J, however, alleges that it came up with the idea of searching peptide sequence libraries, such as Affymax N.V.'s libraries, to find peptides that bind to and activate the EPO-R, and that the Affymax N.V. scientists did not make inventive contributions when they discovered and identified the specific peptides that bind to and activate the EPO-R. J&J also alleges that it came up with the idea of and methodology for dimerizing these peptides to make them more biologically active, and that it provided Affymax with reagents and control substances for use in research under the R&D Agreement, as well as instructions on how to use them. J&J further alleges that Affymax N.V. improperly removed the names of the J&J employees who had been identified as inventors on the parties' joint applications pending before the U.S. Patent and Trademark Office without notifying or consulting J&J. For these reasons, J&J claims that it should be granted sole ownership or joint ownership of the intellectual property in dispute.

Post-R&D Agreement Development Activities

        In March 1995, Affymax N.V., Affymax Technologies, N.V. and Affymax Research Institute, or the Affymax Entities, were acquired by Glaxo Wellcome plc. In July 2001, we acquired specified assets from Glaxo Wellcome plc and related entities, including the rights to the R&D Agreement and the rights to specified patents and patent applications that had previously been held by Affymax N.V. and Affymax Technologies, N.V. After the termination of the R&D Agreement in 1995, the Affymax Entities had continued their efforts to create a synthetic compound that activated the EPO-R and had the biological and physical properties needed to be a commercially viable pharmaceutical product. Our efforts culminated in the first chemical synthesis of Hematide in 2003.

  Patent Applications Filed During and After the R&D Agreement

        The intellectual property in dispute relates primarily to the following patents and patent applications: U.S. Patent No. 5,767,078; U.S. Patent Application No. 08/484,135; PCT Application No. PCT/US96/09469 (International Publication No. WO96/40772); European Patent Office application EP96/918,317; Canadian Patent Application No. CA 2228277; Japanese Patent Application No. JP 09-(1997) 501781; Australian Patent No. 732,294; Australian Patent Application AU01/054,337; Australian Patent Application AU04/203,690; U.S. Patent No. 5,773,569; U.S. Patent No. 5,830,851; U.S. Patent No. 5,986,047; European Patent No. EP 0 886,648; PCT Application No. PCT/US96/09810 (International Publication No. WO96/40749); U.S. Patent Application No. 08/155/940; U.S. Patent Application No. 08/484,631; U.S. Patent Application No. 08/484,635; and U.S. Patent Application No. 08/827,570.

        In November 1993, the Affymax Entities filed a U.S. patent application (U.S.S.N. 08/155,940), or the '940 application, identifying four of their scientists as inventors. In June 1995, the Affymax Entities filed U.S. Patent Application Nos. 08/484,631 and 08/484,635, or the '631 and '635 applications. These applications were continuation-in-part applications based on and claiming priority from the '940 application. They also included certain subject matter that J&J specifically requested be added. At the time of filing, the '631 and '635 applications listed certain J&J employees as inventors in addition to the Affymax scientists. Prior to filing the '940, '631, and '635 applications, the Affymax Entities provided J&J with drafts and/or copies of the applications or informed them of their intent to file them. On or about June 7, 1996, the Affymax Entities filed PCT Application No. PCT/US96/09810, which was based on and clamed priority from the '631 and '635 applications and has given rise to a European patent (EP 0 866 648), which has been assigned jointly to us and J&J.

        On the same day in June 1995 that the Affymax Entities filed the '631 and '635 applications, J&J separately filed U.S. Patent Application No. 08/484,135, or the '135 application, which identified J&J employees as the sole inventors of the described subject matter and J&J as the sole assignee. J&J later filed a PCT application (PCT Application No. PCT/US96/09810) based on and claiming priority from the '135 application, and various foreign patent applications (including in Europe, Canada, Japan and Australia) based on the PCT application. The parties dispute whether J&J informed the Affymax Entities prior to filing these applications. U.S. Patent No. 5,767,078 and Australian Patent No. 732,294 issued to J&J based on these applications, and other applications are pending, including European patent application EP96/918,317. We claim in the arbitration that we are the sole or joint owner of these patents and applications and any U.S., foreign or international patents or applications based on, claiming priority from or relating to them.

        On March 28, 1997, the Affymax Entities filed U.S. Patent Application No. 08/827,570, or the '570 application, a continuation of the '635 application. That day, the Affymax Entities also filed a preliminary amendment and a petition for correction of inventorship in connection with the '570 application, as well as supplemental responses and petitions for correction of inventorship in connection with the '631 and '635 applications. The '631, '635, and '570 applications have now issued to Affymax as U.S. Patents Nos. 5,773,569; 5,830,851; and 5,986,047. J&J alleges that the Affymax Entities filed the '570 application and the above-referenced petitions, preliminary amendment and supplemental responses without notifying or consulting with J&J. J&J claims in the arbitration that it is the sole or joint owner of these patents and applications and any U.S., foreign, or international patents or applications based on, claiming priority from, or relating to them.

Litigation and Arbitration Chronology

        On June 9, 2004, we filed a civil complaint in the Munich Regional Court in the Federal Republic of Germany against J&J alleging that we are an owner or co-owner of J&J's European patent application relating to agonist peptide dimers (European Patent Application EP96/918,317). In October 2005, J&J filed its response to our complaint in Germany, denying our claims of inventorship and ownership and asserting that it is the sole owner of the European patent application at issue. In April 2006, we requested the court to dismiss the complaint so that the issues it raised could be resolved pursuant to the arbitration proceeding described below. The court has done so.

        On September 23, 2004, we filed a civil complaint in the U.S. District Court for the Northern District of Illinois, or the Illinois case, against J&J alleging claims for correction of inventorship and ownership of the above-referenced patents and patent applications assigned to J&J, for corresponding declaratory and injunctive relief, for breach of contract, and for unjust enrichment and constructive trust. The complaint alleges that the Affymax N.V. scientists are sole or co-inventors of the intellectual property in dispute, including the above-referenced J&J patents and patent applications, and that we are the sole or co-owner of them. The complaint also alleges that J&J breached the R&D Agreement by, among other things, engaging in a course of conduct designed to obtain patents for itself and to deny us patents on the Affymax scientists' inventions. The complaint further alleges that we have suffered damages as a result of J&J's breaches and that J&J has been unjustly enriched through its misconduct and should be subject to the imposition of a constructive trust.

        J&J denied all material claims in our complaint and, among other things, counterclaimed that its employees are the true inventors of the IP in dispute and that it is therefore entitled to sole or co-ownership of the above-referenced patents and patent applications assigned solely or jointly to us (including U.S. Patent Nos. 5,986,047, 5,773,569, and 5,830,851, which are solely assigned to us, and European Patent No. EP 0 866 648, which is assigned jointly to us and J&J). J&J also brought related claims for breach of contract, breach of fiduciary duty, and unjust enrichment and constructive trust. J&J alleges, among other things, that the Affymax Entities filed in their own name certain patent applications allegedly claiming inventions of J&J employees without notifying or consulting with J&J, that during patent prosecution the Affymax Entities improperly removed the names of J&J employees from certain patent applications on which those employees had been identified as inventors, and that these and other alleged breaches entitle J&J to damages and waive all rights we may have had to the intellectual property in dispute.

        J&J requested that the Illinois case be dismissed and the matter decided under the R&D Agreement's arbitration provisions. In February 2006, the Illinois court entered an order that the appropriate forum for us and J&J to resolve the inventorship, ownership, breach of contract and related claims was binding arbitration under the American Arbitration Association, or AAA, rules in Illinois. The Illinois court held that the claims pending in the German court were also subject to arbitration and required us to dismiss the German complaint, which we have done. The Illinois court further stated that it will retain jurisdiction over the subject matter during the arbitration in Illinois.

        On April 12, 2006, we filed a demand for arbitration with the AAA claiming that we are the owner or co-owner of the intellectual property in dispute and alleging claims for correction of inventorship and ownership of the above-referenced patents and patent applications assigned to J&J, for corresponding declaratory and injunctive relief, for breach of contract, for unjust enrichment and constructive trust and for breach of fiduciary duty. On May 8, 2006, J&J filed its answer and counterclaims, substantially restating their allegations made in the U.S. and German courts. The AAA has accepted the arbitration demand and assigned a case manager. The parties have selected a panel of arbitrators, and we anticipate that the proceedings will continue in the near future.

Strategic Partnering

        For selected products, we plan to seek strategic partners for collaborative late-stage development and marketing relationships.

        We view in-licensing of novel product candidates, particularly against clinically validated targets, at late preclinical or early clinical development stage, as a viable means to complement our pipeline. We evaluate such opportunities periodically.

        We are also seeking to strengthen our pipeline through research collaborations which access interesting drug discovery targets that exploit our peptide chemistry expertise. We are currently in collaboration with EntreMed to develop inhibitors of angiogenesis.

        We have entered into the following significant license and development agreements with respect to our product candidates:

  June 2006 Development and Commercialization Agreement with Takeda

        In June 2006, we entered into a Development and Commercialization Agreement with Takeda to develop and commercialize Hematide worldwide. Under our collaboration, the companies will co-develop and co-commercialize Hematide in the U.S. Takeda received an exclusive license to develop and commercialize Hematide outside of the U.S. This agreement contemplates that the February 2006 agreement that we have also entered into with Takeda will be harmonized to address the worldwide arrangement between the parties.

        We will share responsibility with Takeda for clinical development activities required for U.S. regulatory approval of Hematide. Specifically, we will have primary responsibility for Hematide's clinical development plan and clinical trials in the dialysis and pre-dialysis indications, while Takeda will have primary responsibility in the chemotherapy induced anemia and anemia of cancer indications. Beginning January 1, 2007, Takeda will bear the first $50 million of third-party expenses related to clinical development in pursuit of U.S. regulatory approval of Hematide. Thereafter, Takeda will bear 70% of the third-party U.S. clinical development expenses, while we will assume 30% of these expenses. Takeda will have primary responsibility and bear all costs for Hematide's clinical development in support of regulatory approval for all territories outside the United States.

        Under the June 2006 agreement, Takeda paid an upfront license fee of $105 million, and we are eligible to receive from Takeda up to an aggregate of $280 million upon the successful achievement of clinical development and regulatory milestones. Further, we may receive from Takeda up to an aggregate of $150 million upon the achievement of certain worldwide annual net sales milestones. We and Takeda will share equally in the net profits and losses of Hematide in the United States. Takeda will pay us a variable royalty based on annual net sales of Hematide outside the United States.

        We will own and have responsibility for United States regulatory filings in the dialysis, pre-dialysis, chemotherapy induced anemia and anemia of cancer indications, including holding the NDAs for those indications. Takeda will own and have responsibility for regulatory filings outside the United States. Takeda will also be responsible for creating a global safety database.

        We will also be responsible, through our contract manufacturers, for the manufacture and supply of all quantities of Hematide API to be used in the development and commercialization of Hematide worldwide. Takeda will be responsible for the fill and finish steps in the manufacture of Hematide worldwide.

        The parties have agreed to jointly develop the initial commercial marketing plan for Hematide in the United States pursuant to which we and Takeda will divide Hematide promotional responsibilities in the U.S. We will be primarily responsible for commercialization activities within the dialysis and pre-dialysis markets, and Takeda primarily responsible for oncology-related markets. We and Takeda will jointly decide on promotional responsibility for markets outside of these initial indications. Takeda will control price, terms of sale and booking of sales of Hematide.

        With respect to existing third-party license agreements relevant to Hematide, fees and milestones payments related to these existing third-party licenses will be shared between us and Takeda as development expenses, provided that an upfront fee in the amount of $17.6 million to a third-party licensor of certain technology related to Hematide will be our sole responsibility. For all territories outside the U.S., any royalty payments to a third party for a license will be borne solely by Takeda and other fees or payments will be borne by us and Takeda jointly.

        Either party may terminate the collaboration for material breach by the other party. In addition, Takeda will have the right to terminate the collaboration (a) for certain specified clinical development events or failures, or (b) for convenience effective after the second anniversary upon six months written notice to us. In the event of any termination of the agreement, Takeda will transfer and assign to us all rights to Hematide in the affected territories. In addition, if Takeda terminates the collaboration for convenience prior to the first commercial sale in the U.S. for reasons other than specified clinical development events or failures, then Takeda will pay us a termination fee.

  February 2006 Development and Commercialization Agreement with Takeda

        In February 2006, we entered into a collaboration with Takeda to develop and commercialize Hematide in Japan. Under our agreement, Takeda obtained the exclusive right to develop and commercialize Hematide in Japan for the treatment of anemia in patients with chronic kidney disease and cancer, while we retained the rights to develop and commercialize Hematide in the rest of the world, either alone or with third-party partners. Takeda has granted to us a fully paid, royalty-free, sublicenseable, non-exclusive license under its own related technology to develop and commercialize Hematide in the rest of the world.

        Takeda also obtained a right of first negotiation to any backup products for Hematide developed by us or our third-party partners. Specifically, during the first ten years of the agreement, if we develop, or our third-party partners develop within an Affymax collaboration, a product that advances to Phase 2 clinical trials and competes with Hematide in the renal or oncology indications, we are obligated to offer to Takeda the right to develop and commercialize such product in Japan before offering the product opportunity in Japan to any other third party.

        Takeda is obligated to use diligent efforts to develop and commercialize Hematide in Japan. The agreement establishes a joint committee to oversee the development, regulatory approval and commercialization of Hematide. While the joint committee will operate by consensus of the parties, Takeda will generally have the final decision-making authority on matters pertaining to the development and commercialization of Hematide in Japan.

        Takeda is responsible for commercializing Hematide in Japan and will have the discretion to set the price of Hematide in Japan. Under the agreement, Takeda will provide us with progress reports on its commercialization activities and we will have the opportunity to review and comment on the significant marketing decisions including strategy and launch dates.

        We will provide Takeda with Hematide API and Takeda is responsible for the fill and finish of the product. Our pre-clinical and clinical supply of Hematide API to Takeda is governed under the terms of this agreement, while the supply for Takeda's requirements for commercial quantities of Hematide API will be governed by a separate manufacturing agreement that the parties will enter into prior to the earlier of the Phase 3 clinical trials or the stability studies for Takeda's finished product formulation of Hematide.

        In consideration of the license granted to Takeda under the agreement, Takeda has paid an upfront license fee of approximately $27 million, of which $17 million was made in the form of cash payment, and approximately $10 million was made in the form of an equity investment in our Series E preferred stock. We may receive from Takeda up to an aggregate of $75 million upon Takeda's successful achievement of clinical development and regulatory milestones together with royalties based on a percentage of the sales of Hematide in Japan. The next milestone we would receive in our collaboration with Takeda would be a $10 million cash payment for the completion of the first Phase 1 trial of Hematide in Japan.

        Under the agreement, each party will solely own all inventions made by such party alone, and jointly own all inventions made by the parties jointly, including all intellectual property rights therein. Such solely-owned inventions and jointly-owned inventions will be subject to the cross-licenses between the parties for the development and commercialization of Hematide in each party's territory. We are obligated to maintain our third-party license agreements that may contain technology that is the subject of the license to Takeda under this agreement.

        Each party will be responsible for the worldwide filing, prosecution and maintenance (including defense against third-party opposition claims) of patents solely owned by such party and the filing, prosecution and maintenance of jointly-owned patents each in its own territory. The parties will share the responsibility for enforcing patents against third-party infringement, and the allocation of responsibilities and sharing of recoveries will depend on where the claims arise, and which patents are involved. We have the first right, but not the obligation, to defend against patent infringement claims or bring patent opposition claims relating to Hematide in Japan, and Takeda has the backup right to do so. Neither party can settle any patent infringement claim without the prior consent of the other party, if the settlement will negatively affect the other party's rights.

        Each party is obligated to indemnify the other party for third-party claims and losses resulting from the development and commercialization activities involving Hematide in its territory, a breach of its representations, warranties or obligations under the agreement, or its willful misconduct or negligent acts, except to the extent such losses are subject to the indemnification obligations of the other party.

        Absent early termination, the agreement will expire when all of Takeda's payment obligations expire. Either party may terminate the agreement early upon prior written notice if the other party commits an uncured material breach of the agreement. Takeda also has the option to terminate the agreement early, without cause, upon six months' prior written notice after the second anniversary of the effective date of the agreement. We may convert Takeda's license to be non-exclusive or terminate the agreement entirely if Takeda promotes certain products that compete with Hematide. If Takeda terminates without cause or if we terminate for Takeda's material breach, Takeda will transfer to us the right to develop and commercialize Hematide in Japan.

  License, Manufacturing and Supply Agreement with Nektar

        In April 2004, we entered into a License, Manufacturing and Supply Agreement with Nektar under which we obtained from Nektar a worldwide, non-exclusive license, with limited rights to grant sublicenses, under certain intellectual property covering pegylation technology to manufacture, develop and commercialize Hematide. The license we obtained consists of a license under intellectual property owned by Nektar and a sublicense under intellectual property owned by Enzon Pharmaceuticals, Inc., or Enzon, licensed to Nektar pursuant to a cross-license agreement between Nektar, Inhale Therapeutic Systems, Inc. and Enzon.

        In consideration of the license grant, we agreed to pay royalties on the sales of Hematide. We also agreed to pay milestone payments totaling up to $7,000,000, plus possible additional milestones in connection with our partnering activities relating to Hematide or merger and acquisition activities.

        In July 2006, we paid Nektar a $17.6 million milestone payment triggered by our receipt of a $105 million upfront payment from Takeda.

        Under the agreement, we also engaged Nektar for the manufacture and supply of our requirements of bulk poly(ethylene) glycol reagent for the manufacturing of Hematide. This relationship is managed by a managing committee formed by representatives from both us and Nektar. Nektar is obligated to engage a third-party manufacturer in the event of Nektar's failure (as defined in the agreement) to supply reagent.

        This agreement expires, on a country by country basis, upon the expiration of our royalty payment obligations. The agreement may be terminated by either party for the other party's material breach provided that such other party has been given a chance to cure such breach, or by Nektar for our challenge of the validity or enforceability of any patents licensed thereunder.

Marketing and Sales

        We currently do not have sales and marketing capabilities. Our business model is to become a fully integrated biopharmaceutical company and we intend to develop commercial capabilities in the renal market in order to co-commercialize Hematide under our collaboration agreements with Takeda. We also intend to enter into other licensing agreements with companies in strategically relevant therapeutic areas to further leverage our capabilities.

Competition

        We operate in highly competitive segments of the biotechnology and biopharmaceutical markets. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. Many of our competitors have significantly greater financial, product development, manufacturing and marketing resources than us. Large pharmaceutical companies have extensive experience in clinical testing and obtaining regulatory approval for drugs. These companies also have significantly greater research capabilities than us. Many universities and private and public research institutes are active in chronic kidney disease and oncology research, some in direct competition with us. We also compete with these organizations to recruit scientists and clinical development personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

        According to IMS Health, the worldwide rEPO market totaled $12.6 billion in revenue in 2005. PROCRIT, marketed by J&J, and Aranesp, marketed by Amgen, are the global leaders, each with approximately 26% of worldwide market share in 2005. Aranesp, introduced in 2001, is rapidly gaining market share, particularly in the oncology market. In late 2005, U.S. quarterly sales of Aranesp surpassed those of PROCRIT.

        In addition to marketed ESAs, there are several ESA product candidates in various stages of active development. Roche has filed for U.S. and European marketing approval of a PEGylated ESA, called Mircera, or CERA, which reportedly has greater serum stability than any of the currently marketed products. PEG is a polymer that increases the time rEPO remains in the circulation. Roche and Amgen are currently engaged in patent infringement litigation with respect to this product candidate. Another potential competitor, FibroGen, is developing a small molecule which is designed to inhibit enzymes that promote the degradation of Hypoxia-Inducible Factor, or HIF, which plays a key role in activating genes that protect the body against low levels of oxygen, or hypoxia. By increasing the level of HIF in a patient's circulation, FibroGen's molecule may promote the production of greater levels of naturally-occurring EPO. In addition, generic versions of short-acting rEPO are being developed in Europe following the expiration of Amgen's key European EPO patent in 2004. Generic EPOGEN products are not expected to enter the U.S. market until after 2015, when the last patent in Amgen's U.S. EPO patent estate expires.

Government Regulation and Product Approvals

        The clinical development, manufacturing and potential marketing of our products are subject to regulation by various authorities in the U.S., the E.U. and other countries, including, in the U.S., the FDA, and, in the E.U., the European Agency for the Evaluation of Medical Products, or EMEA. The Federal Food, Drug, and Cosmetic Act and the Public Health Service Act in the U.S., and numerous directives, regulations, local laws, and guidelines in the E.U. govern testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of our products. Product development and approval within these regulatory frameworks takes a number of years, and involves the expenditure of substantial resources.

        Regulatory approval will be required in all major markets in which we, or our licensors, seek to test our products in development. At a minimum, such approval requires evaluation of data relating to quality, safety and efficacy of a product for its proposed use. The specific types of data required and the regulations relating to these data differ depending on the territory, the drug involved, the proposed indication and the stage of development.

        In general, new chemical entities are tested in animals to determine whether the product is reasonably safe for initial human testing. Clinical trials for new products are typically conducted in three sequential phases that may overlap. Phase 1 trials typically involve the initial introduction of the pharmaceutical into healthy human volunteers and the emphasis is on testing for safety, dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. In the case of serious or life-threatening diseases, such as AIDS and refractory cancer, initial Phase 1 trials are often conducted in patients directly, with preliminary exploration of potential efficacy. Phase 2 trials involve clinical trials to evaluate the effectiveness of the drug for a particular indication or indications in patients with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug. Phase 2 trials are typically closely monitored and conducted in a relatively small number of patients, usually involving no more than several hundred subjects. Phase 3 trials are generally expanded, well-controlled clinical trials. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained, and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling.

        In the U.S., specific preclinical data, chemical data and a proposed clinical study protocol, as described above, must be submitted to the FDA as part of an Investigational New Drug application, or IND, which, unless the FDA objects, will become effective 30 days following receipt by the FDA. Phase 1 trials may commence only after the IND application becomes effective. Prior regulatory approval for human healthy volunteer studies is also required in member states of the European Union, or E.U. Currently, in each member state of the E.U., following successful completion of Phase 1 trials, data are submitted in summarized format to the applicable regulatory authority in the member state in respect of applications for the conduct of later Phase 2 trials. The regulatory authorities in the E.U. typically have between one and three months in which to raise any objections to the proposed clinical trial, and they often have the right to extend this review period at their discretion. In the U.S., following completion of Phase 1 trials, further submissions to regulatory authorities are necessary in relation to Phase 2 and 3 trials to update the existing IND. Authorities may require additional data before allowing the trials to commence and could demand discontinuation of studies at any time if there are significant safety issues. In addition to regulatory review, a clinical trial involving human subjects has to be approved by an independent body. The exact composition and responsibilities of this body differ from country to country. In the U.S., for example, each clinical trial is conducted under the auspices of an Institutional Review Board at the institution at which the clinical trial is conducted. This board considers among other things, the design of the clinical trial, ethical factors, the safety of the human subjects and the possible liability risk for the institution. Equivalent rules apply in each member state of the E.U., where one or more independent ethics committees that typically operate similarly to an Institutional Review Board, will review the ethics of conducting the proposed research. Other authorities elsewhere in the world have slightly differing requirements involving both execution of clinical trials and import or export of pharmaceutical products. It is our responsibility to ensure that we conduct our business in accordance with the regulations of each relevant territory.

        Information generated in this process is susceptible to varying interpretations that could delay, limit, or prevent regulatory approval at any stage of the approval process. Failure to demonstrate adequately the quality, safety and efficacy of a therapeutic drug under development would delay or prevent regulatory approval of the product. There can be no assurance that if clinical trials are completed, either we or our collaborative partners will submit applications for required authorizations to manufacture or market potential products, including a marketing authorization application or an NDA, or that any such application will be reviewed and approved by appropriate regulatory authorities in a timely manner, if at all.

        In order to gain marketing approval, we must submit a dossier to the relevant authority for review, which is known in the U.S. as an NDA and in the E.U. as a marketing authorization application. The format is usually specified by each authority, although in general it will include information on the quality of the chemistry, manufacturing and pharmaceutical aspects of the product and non-clinical and clinical data. The FDA undertakes such reviews for the U.S. In the E.U., there is, for many products, a choice of two different authorization routes: centralized and decentralized. Under the centralized route, one marketing authorization is granted for the entire E.U., while under the decentralized route a series of national marketing authorizations are granted. In the centralized system, applications are reviewed by members of the Committee for Medicinal Products for Human Use, on behalf of the EMEA. The EMEA will, based upon the review of the Committee for Medicinal Products for Human Use, provide an opinion to the European Commission on the safety, quality and efficacy of the product. The decision to grant or refuse an authorization is made by the European Commission. In circumstances where use of the centralized route is not mandatory, we can choose to use the decentralized route, in which case the application will be reviewed by each member state's regulatory agency. If the regulatory agency grants the authorization, other member states' regulatory authorities are asked to "mutually recognize" the authorization granted by the first member state's regulatory agency. Approval can take several months to several years or be denied. The approval process can be affected by a number of factors. Additional studies or clinical trials may be requested during the review and may delay marketing approval and involve unbudgeted costs. Regulatory authorities may conduct inspections of relevant facilities and review manufacturing procedures, operating systems and personnel qualifications. In addition to obtaining approval for each product, in many cases each drug manufacturing facility must be approved. Further, inspections may occur over the life of the product. An inspection of the clinical investigation sites by a competent authority may be required as part of the regulatory approval procedure. As a condition of marketing approval, the regulatory agency may require post-marketing surveillance to monitor adverse effects, or other additional studies as deemed appropriate. After approval for the initial indication, further clinical studies are usually necessary to gain approval for additional indications. The terms of any approval, including labeling content, may be more restrictive than expected and could affect product marketability.

        Holders of an approved NDA are required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain requirements concerning advertising and promotional labeling for their products. Moreover, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess cGMP compliance. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. We continue to rely upon third-party manufacturers to produce our products. We cannot be sure that those manufacturers will remain in compliance with applicable regulations, or that future FDA inspections will not identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

        For both currently marketed and future products, failure to comply with applicable regulatory requirements after obtaining regulatory approval can, among other things, result in suspension of regulatory approval, and possible civil and criminal sanctions. Renewals in Europe may require additional data, which may result in a license being withdrawn. In the U.S. and the E.U., regulators have the authority to revoke, suspend or withdraw approvals of previously approved products, to prevent companies and individuals from participating in the drug-approval process, to request recalls, to seize violative products, to obtain injunctions to close manufacturing plants not operating in conformity with regulatory requirements and to stop shipments of violative products. In addition, changes in regulation could harm our financial condition and results of operation.

Legal Proceedings

        We have initiated binding arbitration and related litigation with certain subsidiaries of Johnson & Johnson, or J&J, over ownership of intellectual property related to erythropoietin receptor, or EPO-R, agonists (compounds capable of binding to and activating the EPO-R). This intellectual property is the subject of a number of U.S. and international patents and patent applications assigned to Affymax and

J&J, including a U.S. patent currently assigned to J&J, several U.S. patents currently assigned to us and a European patent application currently assigned to J&J. See "Risk Factors—Risk Related to Our Business." In this section, we refer to the patents and patent applications subject to the arbitration collectively as the "intellectual property in dispute". We believe that we are the sole owner or co-owner of the intellectual property in dispute, including a European patent application currently naming J&J as sole owner that may issue in the near future and relates to specified ESA peptide compounds. J&J, on the other hand, alleges that they are the sole owner or co-owner of the intellectual property in dispute, including several U.S. patents on which we are currently named as sole owner that relate to specified peptide compounds.

        On June 9, 2004, we filed a civil complaint in the Munich Regional Court in the Federal Republic of Germany against J&J alleging that we are an owner or co-owner of J&J's European patent application relating to agonist peptide dimers (European Patent Application EP96/918,317). In October, 2005, J&J filed its response to our complaint, denying our claims of inventorship and ownership. In April 2006, we requested the court to dismiss the complaint so that the issues it raised could be resolved pursuant to the arbitration proceeding described below. The court has done so.

        On September 23, 2004, we filed a civil complaint in the U.S. District Court for the Northern District of Illinois, or the Illinois case, against J&J alleging claims for correction of inventorship and ownership of the above-referenced patents and patent applications assigned to J&J, for corresponding declaratory and injunctive relief, for breach of contract, and for unjust enrichment and constructive trust. The complaint alleges that the Affymax N.V. scientists are sole or co-inventors of the intellectual property in dispute, including the above-referenced J&J patents and patent applications, and that we are the sole or co-owner of them. The complaint also alleges that J&J breached the R&D Agreement by, among other things, engaging in a course of conduct designed to obtain patents for itself and to deny us patents on the Affymax scientists' inventions. The complaint further alleges that we have suffered damages as a result of J&J's breaches and that J&J has been unjustly enriched through its misconduct and should be subject to the imposition of a constructive trust.

        J&J denied all material claims in our complaint and, among other things, counterclaimed that its employees are the true inventors of the intellectual property in dispute and that it is therefore entitled to sole or co-ownership of the above-referenced patents and patent applications assigned solely or jointly to us (including U.S. Patent Nos. 5,986,047, 5,773,569, and 5,830,851, which are solely assigned to us, and European Patent No. EP 0 866 648, which is assigned jointly to us and J&J). J&J also brought related claims for breach of contract, breach of fiduciary duty, unjust enrichment and constructive trust. J&J alleges, among other things, that the Affymax Entities filed in their own name certain patent applications allegedly claiming inventions of J&J employees without notifying or consulting with J&J, that during patent prosecution the Affymax Entities improperly removed the names of J&J employees from certain patent applications on which those employees had been identified as inventors, and that these and other alleged breaches entitle J&J to damages and waive all rights we may have had to the intellectual property in dispute.

        J&J requested that the Illinois case be dismissed and the matter decided under the R&D Agreement's arbitration provisions. On February 28, 2006, the Illinois court entered an order that the appropriate forum for us and J&J to resolve the inventorship, ownership, breach of contract and related claims was binding arbitration under the American Arbitration Association, or AAA, rules in Illinois. The Illinois court held that the claims pending in the German court were also subject to arbitration and required us to dismiss the German complaint, which we have done. The Illinois court further stated that it will retain jurisdiction over the subject matter during the arbitration in Illinois.

        On April 12, 2006, we filed a demand for arbitration with the AAA claiming that we are the owner or co-owner of the intellectual property in dispute and alleging claims for correction of inventorship and ownership of the above-referenced patents and patent applications assigned to J&J, for corresponding declaratory and injunctive relief, for breach of contract, for unjust enrichment and constructive trust, and for breach of fiduciary duty. On May 8, 2006, J&J filed its answer and counterclaims, substantially restating their allegations made in the U.S. and German courts. The AAA has accepted the arbitration demand and assigned a case manager. The parties have selected a panel of arbitrators, and we anticipate that the proceedings will continue in the near future.

        For additional details regarding our dispute with J&J, please see "Business—J&J Intellectual Property Dispute."

Facilities

        We lease approximately 53,830 square feet of laboratory and office space in Palo Alto, California under a lease agreement that terminates in September 2007. We believe that our facilities adequately meet our present needs.

Employees

        As of August 15, 2006, we had 93 employees, including 32 who hold Ph.D. or M.D. degrees. We had 73 employees engaged in research and development, and our remaining employees are management or administrative staff. None of our employees is subject to a collective bargaining agreement. We believe that we have good relations with our employees.

MANAGEMENT

Directors, Executive Officers and Key Employees

        Our directors, executive officers and key employees and their respective ages and positions are as follows:

Name	Age	Position
Arlene M. Morris	54	President, Chief Executive Officer and Director
Paul B. Cleveland	49	Executive Vice President, Corporate Development and Chief Financial Officer
Robert B. Naso, Ph.D.	61	Executive Vice President, Research and Development
Jeffrey H. Knapp	41	Chief Commercialization Officer
Ali Mahdavi	54	Vice President, Finance and Administration
Kay Slocum	59	Senior Vice President Human Resources
Douglas L. Cole, Ph.D.	59	Vice President, Development
Christopher Dammann	37	Vice President, Business Development
Anne-Marie Duliege, M.D., M.S.	47	Vice President, Clinical, Medical and Regulatory Affairs
Tracy J. Dunn, Ph.D., J.D.	44	Vice President, Intellectual Property and Legal Affairs
Elizabeth A. Czerepak(1)(2)	50	Director
R. Lee Douglas(2)	55	Director
Nicholas Galakatos, Ph.D.(3)	48	Director
Hironori Hozoji(3)	44	Director
Kathleen LaPorte(2)	44	Director
John P. Walker(1)(3)	57	Director
Ted W. Love(1)	47	Director
(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of the corporate governance and nominating committee.

Executive Officers and Key Employees

        Arlene M. Morris has served as our President and Chief Executive Officer and as a member of our board of directors since 2003. From 2001 to 2003, Ms. Morris served as President and Chief Executive Officer at Clearview Projects, an advisory firm to biopharmaceutical and biotechnology companies on strategic transactions. From 1996 to 2001, Ms. Morris served as Senior Vice President of Business Development at Coulter Pharmaceutical, Inc., a pharmaceutical company. From 1993 to 1996, Ms. Morris served as Vice President of Business Development at Scios Inc., a biopharmaceutical company. From 1977 to 1993, Ms. Morris held positions of increasing responsibility at Johnson & Johnson, including Vice President of Business Development for McNeil Pharmaceutical. Ms. Morris serves as a member of the board of directors of MediciNova, Inc. and the Biotechnology Industry Organization. Ms. Morris holds a B.A. from Carlow College and has studied marketing at Western New England College.

        Paul B. Cleveland has served as our Executive Vice President, Corporate Development and Chief Financial Officer since January 2006. From April 2004 to December 2005, Mr. Cleveland served as a Managing Director at Integrated Finance, Ltd., an investment bank. From September 1996 to April 2003, Mr. Cleveland served as a Managing Director at J.P. Morgan Chase and Co. (and a predecessor firm, Hambrecht & Quist), an investment bank. From January 1993 to September 1996, Mr. Cleveland was a partner at Cooley Godward LLP, a law firm. From December 1988 to December 1992, he was a corporate attorney at Sidley Austin LLP, a law firm, and from September 1981 to November 1988, he was a corporate attorney at Davis Polk & Wardwell, a law firm. Mr. Cleveland holds a J.D. from Northwestern University School of Law and an A.B. from Washington University in St. Louis.

        Robert B. Naso, Ph.D. has served as our Executive Vice President, Research and Development since 2004. From 1995 to 2004, Dr. Naso served as a Senior Vice President of Research and Development at Nabi Biopharmaceuticals, a biopharmaceutical company. From 1992 to 1995, Dr. Naso served as Vice President of Research and then Vice President of Research and Development at Univax Biologics, Inc., a biopharmaceuticals company that was acquired by North American Biologicals Inc. to form Nabi Biopharmaceuticals in 1995. From 1983 to 1992, Dr. Naso held positions of increasing responsibility with Johnson & Johnson, including most recently as Director of Bioscience at the R.W. Johnson Pharmaceutical Research Institute. Dr. Naso was on the faculty of The University of Texas, MD Anderson Hospital and Tumor Institute from 1973 to 1983. Dr. Naso holds a Ph.D. from West Virginia University at Morgantown and a B.A. from the State University of New York at Buffalo.

        Jeffrey H. Knapp has served as our Chief Commercialization Officer since July 2006. From November 2005 to April 2006, Mr. Knapp served as Senior Vice President, Sales and Marketing at Abgenix, Inc., a biopharmaceutical company. From October 2004 to July 2005, Mr. Knapp served as Vice President, Sales and Marketing, North America at Pharmion Corporation, a pharmaceutical company. From November 2001 to October 2004, Mr. Knapp served as Vice President, U.S. sales and marketing at EMD Pharmaceuticals, a division of Merck KGaA, a pharmaceutical company. He has also held sales, marketing and business development positions at Eli Lilly and Company and Schering-Plough Corporation. Mr. Knapp holds a B.A. from Wittenberg University.

        Ali Mahdavi has served as our Vice President, Finance and Administration since 2002. From 1999 to 2002, Mr. Mahdavi served as Chief Financial Officer of PointBase, Inc., a data management company. From 1989 to 1998, Mr. Mahdavi served as Chief Financial Officer of Ashtec, Inc., a global positioning systems manufacturer. Mr. Mahdavi holds a B.A. from the University of Sunderland.

        Kay Slocum has served as our Senior Vice President, Human Resources since June 2006. From 2003 to 2006, Ms. Slocum served as a human resources consultant to us. From 2001 to 2003, Ms. Slocum served as Vice President, Human Resources of Deltagen, Inc., a biotechnology company. She also served as a vice president of human resources at Corixa Corporation (formerly Coulter Pharmaceutical), a biotechnology company. Earlier in her career, Ms. Slocum served as Manager of Corporate Employee Development for Varian Associates and Management Consultant for Coulter Corporation. Ms. Slocum holds a B.A. from Southern Illinois University and an M.S. from Loyola University of Chicago.

        Douglas L. Cole, Ph.D. has served as our Vice President, Development since 2004. From 1991 to 2004, Dr. Cole served as Vice President, Technical Development at Isis Pharmaceuticals, a pharmaceutical company. Since 1999, Dr. Cole has served on advisory boards to departments of chemistry and chemical engineering for the University of Illinois, Champaign-Urbana, University of California San Diego, University of California Riverside and California State University, San Marcos. Dr. Cole holds a Ph.D. from the University of Illinois and a B.S. from Fort Hays State University.

        Christopher Dammann has served as our Vice President, Business Development since January 2006. From December 2004 to January 2006, Mr. Dammann was an independent consultant, advising biotechnology clients on their partnering strategies. From August 2001 to August 2004, Mr. Dammann served as Executive Director of Corporate Partnering at Clearview Projects, a business development consulting firm. From July 2000 to August 2001, Mr. Dammann was Director of Corporate Development at ALZA Corporation, a pharmaceutical company. Mr. Dammann holds an M.B.A. from Indiana University and a B.S. from the University of South Dakota.

        Anne-Marie Duliege, M.D., M.S. has served as our Vice President, Clinical, Medical and Regulatory Affairs since 2004. Since 1998, Dr. Duliege has also practiced at the Lucille Packard Children's Hospital at Stanford University Medical Center. From 1992 to 2004, Dr. Duliege served in various positions at Chiron

Corporation, a biotechnology company, most recently as Senior Medical Director. Dr. Duliege holds an M.D. and M.S. from Paris Medical School and an M.S. from Harvard School of Public Health.

        Tracy J. Dunn, Ph.D., J.D. has served as our Vice President, Intellectual Property and Legal Affairs since 2002. From 1996 to 2002, Dr. Dunn served as Director of Intellectual Property at Aviron, a biotechnology company, and subsequently at Medimmune Vaccines, Inc., a biotechnology company. From 1991 to 1996, Dr. Dunn was a patent attorney at Townsend and Townsend and Crew in Palo Alto, California. Dr. Dunn holds B.S., Ph.D. and J.D. degrees from the University of Wisconsin, where he also completed a National Cancer Institute post-doctoral research fellowship.

Directors

        Elizabeth A. Czerepak has served as a member of our board of directors since 2004. Since 2001, Ms. Czerepak has served as Managing Partner of Bear Stearns Health Innoventures, a venture capital fund. From 1995 to 2000, Ms. Czerepak was Vice President for Business Development and a member of the Executive Board of BASF Pharam/Knoll Pharmaceutical Co., a pharmaceutical company. From 1987 to 1995, Ms. Czerepak was an employee of Hoffmann-LaRoche, a pharmaceutical company. Ms. Czerepak serves as a member of the board of directors of several privately held biotechnology companies. Ms. Czerepak holds an M.B.A. from Rutgers University and a B.A. from Marshall University.

        R. Lee Douglas has served as a member of our board of directors since 2004. Since 1998, Mr. Douglas has been an independent consultant to biotechnology companies. Since 2002, he also has been a visiting scholar in the Molecular & Cell Biology Department at the University of California, Berkeley. Mr. Douglas was a co-founder of COR Therapeutics, Inc. and served in a variety of capacities there from 1988 to 1998, including as its Chief Executive Officer from 1988 to 1990, Chief Financial Officer from 1990 to 1992 and Vice President of Corporate Development from 1990 to 1998. Mr. Douglas serves as a member of the board of directors of several privately held biotechnology companies. Mr. Douglas holds a BA from the University of North Carolina-Charlotte, a Masters in City & Regional Planning from Harvard Graduate School of Design and a M.B.A. from Harvard Business School.

        Nicholas Galakatos, Ph.D. has served as a member of our board of directors since 2001. Dr. Galakatos is a Managing Director at Clarus Ventures LLC, a venture capital firm he co-founded in 2005. Since 2000, Dr. Galakatos has been a General Partner of MPM BioVentures II-III funds. From 1997 to 2000, Dr. Galakatos served as Vice President of New Businesses at Millennium Pharmaceuticals, a pharmaceutical company. From 1993 to 1997, Dr. Galakatos was an associate at Venrock Associates, a venture capital firm. From 1988 to 1993, Dr. Galakatos served as Head of Molecular Biology Research and Venture Manager in Corporate Planning at Novartis, a pharmaceutical company. Dr. Galakatos currently serves as a member of the board of directors of Critical Therapeutics, Inc. and several privately held biopharmaceutical companies. Dr. Galakatos is a member of several Advisory Councils at Harvard Medical School, MIT, and the Partners Healthcare System. Dr. Galakatos holds a Ph.D. from the Massachusetts Institute of Technology, performed post-doctoral work at Harvard Medical School, and holds a B.A. from Reed College.

        Hironori Hozoji has served as a member of our board of directors since July 2005. Since 1985, Mr. Hozoji has been an employee at JAFCO Co., Ltd., a venture capital firm, and most recently served as Senior Manager, Life Sciences Investment Team, and Investment Officer at JAFCO Life Science Investment. Mr. Hozoji holds a B.A. from the School of Business Administration at Meiji University.

        Kathleen LaPorte has served as a member of our board of directors since 2001. Since 2005, Ms. LaPorte has served as Managing Director of New Leaf Venture Partners, a venture capital firm, of which she was a founding partner. From 1994 to 2005, Ms. LaPorte served as General Partner of Sprout Group, a venture capital firm, which she joined in 1993. From 1987 to 1993, Ms. LaPorte served as an employee at Asset Management Company, a venture capital firm, most recently as a Principal. Ms. LaPorte currently serves as a member of the board of directors of Adeza Biomedical Corporation, ISTA Pharmaceuticals, Inc. and

VNUS Medical Technologies and several privately held companies. Ms. LaPorte holds an M.B.A. from Stanford University Graduate School of Business, and a B.S. from Yale University.

        John P. Walker has served as a member of our Board of Directors since April 2006. Since 2001, Mr. Walker, acting as a consultant, has served as an Investment Advisor to MDS Capital Corp., a venture capital firm, Interim Chief Executive Officer of KAI Pharmaceuticals, a pharmaceutical company, Chairman and Interim Executive Officer at Guava Technologies, a biotechnology company, Chairman and Chief Executive Officer of Bayhill Therapeutics, a biotechnology company, and Chairman and Interim Chief Executive Officer of Centaur Pharmaceuticals, Inc., a pharmaceutical company. From 1993 to 2001, he was Chairman, Chief Executive Officer and a director of Axys Pharmaceuticals Inc. and its predecessor company, Arris Pharmaceutical Corporation, a pharmaceutical company. Mr. Walker currently serves as a member of the board of directors of Geron Corporation and Novacea, Inc., as Chairman of the board of directors of Renovis, Inc., and as a member of the board of directors of several privately held biotechnology companies. Mr. Walker is a graduate of the Advanced Executive Program at the Kellogg School of Management at Northwestern University and holds a B.A. from the State University of New York at Buffalo.

        Ted W. Love, M.D. has served as a member of our board of directors since June 2006. Since 2001, Dr. Love has served as the President, Chief Executive Officer and member of the board of directors of Nuvelo, Inc., a biopharmaceutical company, and as Chairman of Nuvelo's board of directors since 2005. From 1998 to 2001, Dr. Love served as Senior Vice President of Development at Theravance Inc. (formerly Advanced Medicine, Inc.), a biopharmaceutical company. From 1992 to 1998, Dr. Love served as a research physician and Vice President of Product Development at Genentech, Inc., a biotechnology company. Dr. Love also serves as a member of the board of directors of Santarus, Inc., a pharmaceutical company, and as a member of the board of directors of a privately held pharmaceutical company and the California Healthcare Institute. Dr. Love holds an M.D. from Yale Medical School and a B.A. from Haverford College.

Board Composition

        Our board of directors currently consists of eight members. Effective upon the completion of this offering, we will divide our board of directors into three classes, as follows:

  •
  Class I, which will consist of Mr. Hozoji, Ms. LaPorte and Ms. Czerepak, and whose term will expire at our annual meeting of stockholders to be held in 2007,

  •
  Class II, which will consist of Mr. Douglas, Dr. Galakatos and Mr. Walker and whose term will expire at our annual meeting of stockholders to be held in 2008, and

  •
  Class III, which will consist of Dr. Love and Ms. Morris and whose term will expire at our annual meeting of stockholders to be held in 2009.

        At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until their successors are duly elected and qualified at the third annual meeting following their election. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Board Committees

        Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee.

  Audit Committee

        Our audit committee consists of Ms. Czerepak, Dr. Love and Mr. Walker. The functions of this committee include, among other things:

  •
  evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services,

  •
  reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services,

  •
  reviewing our annual and quarterly financial statements and reports and discussing these statements and reports with our independent registered public accounting firm and management,

  •
  reviewing and approving all related party transactions,

  •
  reviewing with our independent registered public accounting firm and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls, and

  •
  establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

        Our board of directors has determined that Mr. Walker qualifies as an independent audit committee financial expert within the meaning of SEC regulations and the Nasdaq's Marketplace Rules. In making this determination, our board has considered the nature and scope of experience Mr. Walker has previously had with reporting companies. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

  Compensation Committee

        Our compensation committee consists of Ms. Czerepak, Mr. Douglas and Ms. LaPorte. The functions of this committee include, among other things:

  •
  determining the compensation and other terms of employment of our executive officers and senior management and reviewing and approving corporate performance goals and objectives relevant to such compensation,

  •
  evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs,

  •
  reviewing and approving appropriate insurance coverage for our officers and directors, and

  •
  reviewing and approving the terms of any employment agreements, severance arrangements, change-in-control protections and any other compensatory arrangements for our executive officers.

  Corporate Governance and Nominating Committee

        Our corporate governance and nominating committee consists of Dr. Galakatos, Mr. Hozoji and Mr. Walker. The functions of this committee include, among other things:

  •
  developing and maintaining a current list of the functional needs and qualifications of members of our board of directors,

  •
  evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate,

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  interviewing, evaluating, nominating and recommending individuals for membership on our board of directors,

  •
  evaluating nominations by stockholders of candidates for election to our board,

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  reviewing and reporting annually to our board of directors an assessment of our board's performance,

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  reviewing and recommending to our board of directors any amendments to our corporate governance documents, and

  •
  reviewing and recommending to our board of directors changes with respect to corporate governance issues, issues of broad social significance and our overall conduct as a responsible corporate citizen.

Compensation Committee Interlocks and Insider Participation

        No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serve, or have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. We have had a compensation committee for four years. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers.

Director Compensation

        The non-employee members of our board of directors are reimbursed for their reasonable expenses incurred in attending board or committee meetings. Members of our board of directors do not currently receive cash compensation for attending board meetings, except for Mr. Douglas who receives $2,000 for in-person attendance at each board meeting or $1,000 for each board meeting attended telephonically. In addition, Mr. Douglas receives $2,000 per day for board related work requested by our chief executive officer and $500 per telephone call specifically requested by our chief executive officer. In 2005, we paid Mr. Douglas an aggregate of $22,500 for board meeting attendance and board related services. In August 2004, Mr. Douglas was granted an option to purchase 65,000 shares of common stock at an exercise price of $.20 per share and in February 2006, Mr. Douglas was granted an option to purchase 30,000 shares of common stock at an exercise price of $1.09 per share. In addition, in July 2006, Dr. Love was granted an option to purchase 30,000 shares of common stock at an exercise price of $4.71 per share.

        In May 2006, our board of directors adopted a compensation program for non-employee directors. This compensation program will be effective immediately upon the closing of this offering. Pursuant to this program, each member of our board of directors who is not our employee will receive the following cash compensation for board services, as applicable:

  •
  $25,000 per year for service as a board member;

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  $10,000 per year for service as chairman of the audit committee;

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  $5,000 per year for service as chairman of the compensation committee;

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  $5,000 per year for service as chairman of the nominating and corporate governance committee;

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  $2,000 for each board meeting attended in person ($1,000 for meetings attended by video or telephone conference);

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  $2,000 for each audit committee meeting attended;

  •
  $1,000 for each compensation committee meeting attended; and

  •
  $1,000 for each nominating and corporate governance committee meeting attended.

        We will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

        Members of our board of directors who are not our employees will receive non-statutory stock options under our 2006 Equity Incentive Plan, which will become effective as of the effective date of this offering. Each non-employee director on our board of directors on the date the underwriting agreement for this offering is signed, except any such person who was elected or appointed to our board of directors within nine months prior to such date and received an option from us in connection with his or her initial election or appointment to our board of directors, will automatically be granted an option to purchase 30,000 shares of our common stock with an exercise price equal to the then fair market value of our common stock. Each non-employee director joining our board of directors after the closing of this offering will automatically be granted a non-statutory stock option to purchase 30,000 shares of common stock with an exercise price equal to the then fair market value of our common stock. On the date of each annual meeting of our stockholders beginning in 2007, each non-employee director will also automatically be granted a non-statutory stock option to purchase 10,000 shares of our common stock on that date with an exercise price equal to the then fair market value of our common stock. Initial grants will vest monthly over three years. Automatic annual grants will vest over 12 months. All stock options granted under our 2006 Equity Incentive Plan will have a term of ten years.

Executive Compensation

        The following table provides information regarding the compensation earned during the fiscal year ended December 31, 2005 by our chief executive officer and all our other executive officers who were employed by us as of December 31, 2005 and whose combined salary and bonus exceeded $100,000 during that fiscal year. We refer to our chief executive officer and these other executive officers as our "named executive officers" elsewhere in this prospectus.

Summary Compensation Table

	Annual Compensation
Name and Principal Position			Number of Securities Underlying Options	All Other Compensation
	Salary	Bonus(1)
Arlene M. Morris President and Chief Executive Officer	$410,340	$110,000	—	$3,367	(2)
Paul B. Cleveland(3) Executive Vice President, Corporate Development and Chief Financial Officer	—	—	—	—
Robert B. Naso, Ph.D. Executive Vice President, Research and Development	$335,833	$78,000	—	$43,860	(4)
Ali Mahdavi Vice President Finance and Administration and Chief Accounting Officer	$229,175	$45,000	—	—
(1)
The bonuses were for services rendered in 2005, but were paid in early 2006.

(2)
Represents a gift.

(3)
Mr. Cleveland joined us as Executive Vice President, Corporate Development and Chief Financial Officer in January 2006.

(4)
Represents housing subsidy and gross-up payroll taxes.

Stock Option Grants in the Last Fiscal Year

        There were no stock options granted to purchase any shares of our capital stock to our named executive officers in the fiscal year ended December 31, 2005.

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values

        The following table provides information regarding options exercised by each of our named executive officers during the fiscal year ended December 31, 2005, as well as the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2005 by each of our named executive officers. All options listed in the table permit early exercise of unvested shares, in which case all unvested shares are subject to repurchase by us.

			Number of Securities Underlying Unexercised Options at December 31, 2005
					Value of Unexercised In-the-Money Options at December 31, 2005(1)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Arlene M. Morris President and Chief Executive Officer	—	—	897,145	—		—
Paul B. Cleveland Executive Vice President, Corporate Development and Chief Financial Officer	—	—	—	—		—
Robert B. Naso, Ph.D. Executive Vice President, Research and Development	—	—	335,333	—		—
Ali Mahdavi Vice President Finance and Administration and Chief Accounting Officer	—	—	140,000	—		—
(1)
The value of an unexercised in-the-money option as of December 31, 2005 is equal to the excess of an assumed initial public offering price of $                        per share over the exercise price for the option, multiplied by the number of shares subject to the option, without taking into account any taxes that may be payable in connection with the transaction.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

        In June 2003, we entered into an employment agreement with Arlene M. Morris, our President and Chief Executive Officer. The agreement provides that Ms. Morris will receive an annual base salary of $385,000 and will be eligible to receive an annual performance bonus to be determined by the board of directors based on the attainment of certain objectives to be determined by the board of directors. In addition, she received a one-time payment of $100,000 following the commencement of her employment and a grant of options to purchase shares of our common stock equal to four percent of our fully diluted shares of common stock as of the date of the employment agreement. The agreement provides that Ms. Morris is employed "at-will," and the employment relationship may be terminated for any reason at any time. However, if Ms. Morris is involuntarily terminated for reasons other than misconduct or her voluntary resignation following a material reduction in her duties, a reduction in her compensation by more than 10%, or a relocation of our primary office location by more than 35 miles, she will receive severance pay equal to nine months' base salary and will be able to exercise any vested stock option shares that have been granted to her until the earlier of one year following the date of termination or the expiration of the term of any such option. We will also be required to reimburse Ms. Morris for up to nine months of COBRA premiums or until she receives health insurance coverage through a new employer. In the event of a change of control of our company and Ms. Morris' involuntary termination within 12 months of such change of control of our company, she will receive severance pay equal to 12 months' base salary and we will be required to reimburse Ms. Morris for up to 12 months of COBRA premiums or until she receives health insurance coverage through a new employer. Ms Morris will also be able to exercise any vested stock option shares that have been granted to her until the earlier of one year following the date of termination or the expiration of the term of any such option, and the vesting of all outstanding options will be accelerated so that all options are vested in full and we have no right to repurchase any earlier exercised shares.

        In November 2005, we entered into an employment agreement with Paul B. Cleveland, our Chief Financial Officer and Executive Vice President, Corporate Development. The agreement provides that Mr. Cleveland will receive an annual base salary of $300,000 and will be eligible to receive an annual performance bonus of up to 25% of his annual base salary. Mr. Cleveland was also granted an option to purchase 451,091 shares of our common stock. The agreement provides that Mr. Cleveland is employed "at-will," and the employment relationship may be terminated for any reason at any time. However, if Mr. Cleveland is terminated without good cause, he will receive severance pay of six months' base salary and will be able to exercise any vested stock option shares that have been granted to him until the earlier of one year following the date of termination or the expiration of the term of any such option. We will also be required to reimburse Mr. Cleveland for up to 12 months of COBRA premiums or until he receives health insurance coverage through a new employer. The agreement also provides that in the event of a change of control of our company and Mr. Cleveland's involuntary termination without cause within six months of the change of control of our company, all of the then-unvested portion of his stock options may become immediately fully vested.

        In March 2004, we entered into an employment agreement with Robert B. Naso, our Executive Vice President, Research and Development. The agreement provides that Dr. Naso will receive an annual base salary of $325,000 and will be eligible to receive an annual performance bonus of up to 25% of his annual base salary. In addition, Dr. Naso received relocation expenses and also receives mortgage assistance subsidies of $2,083.33 per month until April 26, 2008. Dr. Naso was also granted an option to purchase 303,333 shares of our common stock. The agreement provides that Dr. Naso is employed "at-will," and the employment relationship may be terminated for any reason at any time. However, if Dr. Naso is terminated without good cause, he will receive severance pay of six months' base salary and will be able to exercise any vested stock option shares that have been granted to him until the earlier of one year following the date of termination or the expiration of the term of any such option. We will also be required to reimburse Dr. Naso for up to 12 months of COBRA premiums or until he receives health insurance coverage through a new employer. The agreement also provides that in the event of a change of control of our company and Dr. Naso's involuntary termination without cause within six months of the change of control of our company, all of the then-unvested portion of his stock options may become immediately fully vested.

        In August 2005, we entered into an employment agreement with Ali Mahdavi, our Vice President, Finance and Administration and Chief Accounting Officer. The agreement provides that Mr. Mahdavi will receive an annual base salary of $229,175 and will be eligible to receive an annual performance bonus of up to 20% of his annual base salary. Mr. Mahdavi was also granted an option to purchase 140,000 shares of our common stock. The agreement provides that Mr. Mahdavi is employed "at-will," and the employment relationship may be terminated for any reason at any time. However, if Mr. Mahdavi is terminated without good cause, he will receive severance pay of six months' base salary and will be able to exercise any vested stock option shares that have been granted to him until the earlier of one year following the date of termination or the expiration of the term of any such option. We will also be required to reimburse

Mr. Mahdavi for up to 12 months of COBRA premiums or until he receives health insurance coverage through a new employer. The agreement also provides that in the event of a change of control of our company and Mr. Mahdavi's involuntary termination without cause within six months of the change of control of our company, all of the then-unvested portion of his stock options may become immediately fully vested.

        Each of our named executive officers has also entered into a standard form agreement with respect to confidential information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our confidential information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Employee Benefit Plans

  2001 Stock Option/Stock Issuance Plan

        Our board of directors adopted, and our stockholders approved, the 2001 Stock Option/Stock Issuance Plan, or 2001 plan, in September 2001. As of August 15, 2006, an aggregate of 6,349,123 shares of our common stock were reserved for issuance under the 2001 plan. The 2001 plan provides for the grant of incentive stock options, nonstatutory stock options and stock issuances. As of August 15, 2006, options to purchase 5,002,870 shares of our common stock at a weighted average exercise price per share of $1.35 were outstanding under the 2001 plan. As of August 15, 2006, 1,071,852 shares of stock had been issued under the 2001 plan. As of August 15, 2006, 274,401 shares of our common stock remained available for future issuance.

        Our board of directors has the authority to administer the 2001 plan and the options granted under it. Upon the signing of the underwriting agreement for this offering, the 2001 plan will terminate so that no further awards may be granted under the 2001 plan, and any unused shares remaining available for the future grant of options or stock issuances at such time will be cancelled. Although the 2001 plan will terminate, all outstanding options will continue to be governed by their existing terms.

        Stock Options.    The 2001 plan provides for the grant of incentive stock options under the federal tax laws and nonstatutory stock options. Incentive stock options may be granted only to employees. Nonstatutory stock options may be granted to employees, including officers, non-employee directors and consultants. The exercise price of incentive stock options may not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options may not be less than 85% of the fair market value of our common stock on the date of grant. Shares subject to options under the 2001 plan generally vest in a series of installments over an optionee's period of service.

        In general, the maximum term of options granted under the 2001 plan is ten years. Unless the terms of an optionee's stock option agreement provide otherwise, if an optionee's service relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise the vested portion of any option for three months after the date of such termination. If an optionee's service relationship with us, or any of our affiliates, terminates by reason of disability or death, the optionee or a personal representative may exercise the vested portion of any option for 12 months after the date of such termination. In no event, however, may an option be exercised beyond the expiration of its term.

        Significant Corporate Transactions.    In the event of a significant corporate transaction including a change of control, all outstanding options under the 2001 plan will immediately vest, unless those options are assumed by a successor entity or our repurchase rights with respect to unvested shares subject to those options are assigned to such entity. Upon consummation of the corporate transaction, all outstanding options will terminate to the extent not exercised or assumed by the successor entity.

  2006 Equity Incentive Plan

        Our board of directors adopted the 2006 Equity Incentive Plan, or 2006 incentive plan, in July 2006 and our stockholders approved the 2006 incentive plan in            2006. The 2006 incentive plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2006 incentive plan will terminate on             , 2016, unless sooner terminated by our board of directors.

        Stock Awards.    The 2006 incentive plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of equity compensation, which we refer to collectively as stock awards, which may be granted to employees, including officers, non-employee directors and consultants. However, as described below only non-employee directors are eligible to receive nonstatutory stock options under the non-discretionary grant program.

        Share Reserve.    Following this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to stock awards under the 2006 incentive plan is 11,349,123 shares. Such share reserve consists of (i) the 6,349,123 shares reserved for issuance under the 2001 plan, plus (ii) an additional 5,000,000 shares reserved for issuance under the 2006 incentive plan. Such aggregate number will be reduced by any unused shares of our common stock remaining available for the future grant of stock awards under the 2001 plan on the effective date of the 2006 incentive plan. The number of shares of our common stock reserved for issuance will automatically increase on January 1st of each year, from January 1, 2007 through January 1, 2016, by the lesser of (a) 4.5% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, or (b) 5,600,000 shares. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2006 incentive plan is equal to the total share reserve, as increased from time to time pursuant to annual increases and shares subject to options granted pursuant to the 2001 plan that have expired without being exercised in full.

        No person may be granted awards covering more than 2,500,000 shares of our common stock under the 2006 incentive plan during any calendar year pursuant to an appreciation-only stock award. An appreciation-only stock award is a stock award whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of our common stock on the date of grant. A stock option with an exercise price equal to the value of the stock on the date of grant is an example of an appreciation-only award. This limitation is designed to help assure that any deductions to which we would otherwise be entitled upon the exercise of an appreciation-only stock award or upon the subsequent sale of shares purchased under such an award, will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Internal Revenue Code.

        If a stock award granted under the 2006 incentive plan expires or otherwise terminates without being exercised in full, the shares of our common stock not acquired pursuant to the stock award again become available for subsequent issuance under the 2006 incentive plan. In addition, the following types of shares under the 2006 incentive plan may become available for the grant of new stock awards under the 2006 incentive plan: (a) shares that are forfeited to or repurchased by us prior to becoming fully vested; (b) shares withheld to satisfy income and employment withholding taxes; (c) shares used to pay the exercise price of an option in a net exercise arrangement; (d) shares tendered to us to pay the exercise price of an option; and (e) shares that are cancelled pursuant to an exchange or repricing program. Shares issued under the 2006 incentive plan may be previously unissued shares or reacquired shares bought on the open market. As of the date hereof, no shares of our common stock have been issued under the 2006 incentive plan.

        Administration.    Our board of directors has delegated its authority to administer the 2006 incentive plan (except the non-discretionary grant program discussed below) to our compensation committee.

Subject to the terms of the 2006 incentive plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration to be paid for restricted stock awards and the strike price of stock appreciation rights.

  The plan administrator has the authority to

  •
  reduce the exercise price of any outstanding option or the strike price of any outstanding stock appreciation right;

  •
  cancel any outstanding option or stock appreciation right and to grant in exchange one or more of the following:

  •
  new options or stock appreciation rights covering the same or a different number of shares of common stock,

  •
  new stock awards,

  •
  cash, and/or

  •
  other valuable consideration; or

  •
  engage in any action that is treated as a repricing under generally accepted accounting principles.

        Stock Options.    Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2006 incentive plan, provided that the exercise price of an incentive stock option and nonstatutory stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2006 incentive plan vest at the rate specified by the plan administrator.

        Generally, the plan administrator determines the term of stock options granted under the 2006 incentive plan, up to a maximum of ten years (except in the case of certain incentive stock options, as described below). Unless the terms of an optionee's stock option agreement provide otherwise, if an optionee's relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months following the cessation of service. If an optionee's service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise any vested options for a period of 12 months in the event of disability, and 18 months in the event of death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

        Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash or check, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionee, (d) a net exercise of the option and (e) other legal consideration approved by the plan administrator.

        Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee's death.

        Tax Limitations on Incentive Stock Options.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

        Restricted Stock Awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) cash or check, (b) past or future services rendered to us or our affiliates, or (c) any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

        Restricted Stock Unit Awards.    Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect to shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant's cessation of continuous service for any reason.

        Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator, up to a maximum of ten years. The plan administrator determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2006 incentive plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

        The plan administrator determines the term of stock appreciation rights granted under the 2006 incentive plan. If a participant's service relationship with us, or any of our affiliates, ceases, then the participant, or the participant's beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

        Performance Stock Awards.    The 2006 incentive plan permits the grant of performance stock awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Internal Revenue Code. To assure that the compensation attributable to one or more performance stock awards will so qualify, our compensation committee can structure one or more such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. The maximum benefit to be received by a participant in any calendar year attributable to performance stock awards may not exceed 2,500,000 shares of our common stock.

        Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

        Non-Discretionary Grant Program.    Pursuant to the non-discretionary grant program in effect under the 2006 incentive plan, our non-employee directors will automatically receive a series of nonstatutory stock options over their period of service on our board:

          IPO Awards.    Pursuant to the express terms of the non-discretionary grant program, each individual serving as a non-employee director on the date the underwriting agreement for this offering is signed, except any such person who was elected or appointed to our board of directors within nine months prior to such date and received an option from us in connection with his or her initial election or appointment to our board of directors, will automatically be granted an option to purchase 30,000 shares of our common stock. The shares subject to each such IPO award vest in a series of 36 successive equal monthly installments measured from the date of grant.

          Initial Awards.    Each individual who first becomes a non-employee director after this offering will automatically be granted an option to purchase 30,000 shares of our common stock. The shares subject to each such initial award vest in a series of 36 successive equal monthly installments measured from the date of grant.

          Annual Awards.    Each individual who is serving as a non-employee director on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2007, will automatically be granted an option to purchase 10,000 shares of our common stock on such date. The shares subject to each such annual award vest in a series of 12 successive equal monthly installments measured from the date of grant.

          Terms of All Options Under Non-Discretionary Grant Program.    The exercise price of each option granted under the non-discretionary grant program is 100% of the fair market value of our common stock on the date of grant. The maximum term of options granted under the non-discretionary grant program is ten years. If a non-employee director's service relationship with us, or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of ours or an affiliate, ceases for any reason other than disability, death, or following a change in control, the optionee may exercise any vested options for a period of three months following the cessation of service. If such an optionee's service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the option will accelerate in full and the optionee or a beneficiary may exercise the option for a period of 12 months in the event of disability, and 18 months in the event of death. If such an optionee's service terminates within 12 months following a specified change in control transaction, the option will accelerate in full and the optionee may exercise the option for a period of 12 months following the effective date of such a transaction. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

        Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2006 incentive plan, (b) the maximum number of shares by which the share reserve may increase automatically each year, (c) the maximum number of appreciation-only stock awards and performance stock awards that can be granted in a calendar year, (d) the number of shares for which options are subsequently to be made under the non-discretionary grant program to new and continuing non-employee directors and (e) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

        Significant Corporate Transactions.    In the event of certain significant corporate transactions, including a merger in which we are the surviving corporation or a change of control of us, all outstanding stock awards under the 2006 incentive plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then (a) with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction and (b) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction. Our board of directors may also provide that the holder of an outstanding stock award not assumed in the corporate transaction will surrender such stock award in exchange for a payment equal to the excess of (a) the value of the property that the optionee would have received upon exercise of the stock award, over (b) the exercise price otherwise payable in connection with the stock award.

        Changes in Control.    Our board of directors has the discretion to provide that a stock award under the 2006 incentive plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued, or substituted by a surviving or acquiring entity in the transaction, or (b) in the event a participant's service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. In general, stock awards held by participants under the 2006 incentive plan will not vest on such an accelerated basis unless specifically provided by the participant's applicable award agreement. However, the vesting and exercisability of all options granted under the non-discretionary grant program will accelerate in full immediately prior to the effectiveness of a change in control transaction.

  2006 Employee Stock Purchase Plan

        Our board of directors adopted our 2006 Employee Stock Purchase Plan, or 2006 purchase plan, in July 2006 and our stockholders approved the 2006 purchase plan in            2006. The 2006 purchase plan will become effective immediately upon the signing of the underwriting agreement for this offering.

        Share Reserve.    Following this offering, the 2006 purchase plan authorizes the issuance of 400,000 shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1st, from January 1, 2007 through January 1, 2016, by the lesser of (a) 0.5% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, or (b) 700,000 shares. The 2006 purchase plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no shares of our common stock have been purchased under the 2006 purchase plan.

        Administration.    Our board of directors has delegated its authority to administer the 2006 purchase plan to our compensation committee. The 2006 purchase plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2006 purchase plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances, including following a determination that the accounting consequence of operating the 2006 purchase plan is not in our best interest.

        Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our affiliates may participate in the 2006 purchase plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the 2006 purchase plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2006 purchase plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering, or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

        Reset Feature.    Our board of directors may specify that if the fair market value of a share of our common stock on any purchase date within a particular offering period is less than the fair market value on the start date of that offering period, then the employees in that offering period will automatically be transferred and enrolled in a new offering period which will begin on the next day following such a purchase date.

        Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the 2006 purchase plan, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year, or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the 2006 purchase plan at a rate in excess of $25,000 worth of our common stock valued based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2006 purchase plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

        Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2006 purchase plan, (b) the maximum number of shares by which the share reserve may increase automatically each year and (c) the number of shares and purchase price of all outstanding purchase rights.

        Significant Corporate Transactions.    In the event of certain significant corporate transactions involving a merger in which we are the surviving corporation or a change of control of us, any then-outstanding rights to purchase our stock under the 2006 purchase plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants' accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

  401(k) Plan

        We maintain a defined contribution employee retirement plan for our employees. The plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code. The plan provides that each participant may contribute up to 50% of his or her pre-tax compensation, up to a statutory limit, which is $15,000 for calendar year 2006. Participants that are 50 years or older can also make "catch-up" contributions, which in calendar year 2006 may be up to an additional $5,000 above the statutory limit. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan's trustee. The plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any discretionary or matching contributions to the plan on behalf of participating employees.

Limitation of Liability and Indemnification

        Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

  •
  breach of their duty of loyalty to the corporation or its stockholders,

  •
  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law,

  •
  unlawful payment of dividends or redemption of shares, or

  •
  transaction from which the directors derived an improper personal benefit.

        These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our amended and restated bylaws, which will become effective upon the completion of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors' and officers' liability insurance.

        We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

        At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

        The following includes a description of transactions from January 1, 2003 through August 15, 2006, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, executive officers, or holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than equity and other compensation, termination, change-in control and other arrangements, which are described under "Management."

        All share and per share amounts pertaining to common stock have been retroactively adjusted to give effect to a one-for-            reverse stock split of our common stock and preferred stock to be effected before the completion of this offering.

Common Stock and Common Stock Warrant Issuances

        Certain of our executive officers have obtained common stock pursuant to our 2001 plan.

        In July 2005, in connection with the issuance of shares of Series D preferred stock to investors, we issued and sold to investors warrants to purchase an aggregate of 1,532,405 shares of common stock at a purchase price of $0.0001 per warrant, for aggregate consideration of approximately $153. The warrants have an exercise price of $4.25 per share. These warrants will terminate if not exercised prior to the closing of this offering.

Preferred Stock Issuances

        In May 2003 and April 2004, we issued and sold to holders of more than 5% of our capital stock an aggregate of 10,575,137 shares of Series C preferred stock at a purchase price of $3.773 per share, for aggregate consideration of approximately $39,900,000. Upon the closing of this offering, these shares will convert into an aggregate of 10,575,137 shares of common stock.

        In July 2005, we issued and sold to holders of more than 5% of our capital stock an aggregate of 13,384,574 shares of Series D preferred stock at a purchase price of $3.773 per share, for aggregate consideration of approximately $50,500,000. Upon the closing of this offering, these shares will convert into an aggregate of 13,384,574 shares of common stock.

        In February 2006, we issued an aggregate of 2,120,329 shares of Series E preferred stock to Takeda at a purchase price of $4.7162 per share, for aggregate consideration of approximately $10,000,000. Upon the closing of this offering, these shares will convert into an aggregate of 2,120,329 shares of common stock.

        The participants in these common stock, common stock warrant and preferred stock issuances include the following directors, executive officers and holders of more than 5% of our capital stock. The following table presents the number of shares issued to these related parties in these issuances. For a description of current beneficial ownership, see "Principal Stockholders".

Purchaser	Common Stock	Common Warrants	Series C Preferred Stock	Series D Preferred Stock	Series E Preferred Stock
Directors and executive officers
Arlene M. Morris	58,838
Ali Mahdavi	70,000
Principal stockholders
Apax Excelsior VI, L.P. and affiliated entities(1)		674,258	3,486,880	4,240,657
Bear Stearns Health Innoventures Management LLC and affiliated entities(2)			2,650,411	1,987,808
JAFCO Life Science No. 1 Investment Enterprise Partnership and affiliated entities(3)				3,975,617
MPM BioVentures II-QP, LP and affiliated entities(4)		429,074	2,218,923	1,855,287
Sprout Capital IX, L.P. and affiliated entities(5)		429,073	2,218,923	1,325,205
Takeda Pharmaceutical Company Limited					2,120,329
(1)
Consists of warrants exercisable for 314,009 shares of common stock, 1,625,203 shares of Series C preferred stock and 824,493 shares of Series D preferred stock held by Apax Excelsior VI, L.P.; warrants exercisable for 306,482 shares of common stock, 1,584,946 shares of Series C preferred stock and 3,277,441 shares of Series D preferred stock held by Apax WW Nominees Limited A/C AE5; warrants exercisable for 25,670 shares of common stock, 132,755 shares of Series C preferred stock and 66,385 shares of Series D preferred stock held by Apax Excelsior VI-A C.V., L.P.; warrants exercisable for 17,101 shares of common stock, 88,440 shares of Series C preferred stock and 44,225 shares of Series D preferred stock held by Apax Excelsior VI-B C.V., L.P.; and warrants exercisable for 10,996 shares of common stock, 55,536 shares of Series C preferred stock and 28,113 shares of Series D preferred stock held by Patricof Private Investment Club III, L.P.

(2)
Consists of 383,570 shares of Series C preferred stock and 287,678 shares of Series D preferred stock held by Bear Stearns Health Innoventures, L.P.; 315,548 shares of Series C preferred stock and 236,661 shares of Series D preferred stock held by Bear Stearns Health Innoventures Offshore, L.P.; 178,274 shares of Series C preferred stock and 133,705 shares of Series D preferred stock held by BSHI Members, L.L.C.; 248,815 shares of Series C preferred stock and 186,610 shares of Series D preferred stock held by Bear Stearns Health Innoventures Employee Fund, L.P.; and 1,524,204 shares of Series C preferred stock and 1,143,154 shares of Series D preferred stock held by BX, L.P.

(3)
Consists of 2,650,410 shares of Series D preferred stock held by JAFCO Life Science No.1 Investment Enterprise Partnership; 397,560 shares of Series D preferred stock held by JAFCO V-1(A) Venture Capital Investment Limited Partnership; 662,600 shares of Series D preferred stock held by JAFCO V-1(B) Venture Capital Investment Limited Partnership; and 265,047 shares of Series D preferred stock held by JAFCO V-1 STAR Venture Capital Investment Limited Partnership.

(4)
Consists of warrants exercisable for 289,282 shares of common stock, 1,495,998 shares of Series C preferred stock and 893,453 shares of Series D preferred stock held by MPM BioVentures II-QP, LP; warrants exercisable for 101,862 shares of common stock, 526,772 shares of Series C preferred stock and 314,604 shares of Series D preferred stock held by MPM BioVentures GmbH & Co. Parallel Beteiligungs KG; warrants exercisable for 31,923 shares of common stock, 165,088 shares of Series C preferred stock and 98,595 shares of Series D preferred stock held by MPM BioVentures II, L.P.; warrants exercisable for 6,007 shares of common stock, 31,065 shares of Series C preferred stock and 18,553 shares of Series D preferred stock held by MPM Asset Management Investors 2001 LLC; and 530,082 shares of Series D preferred stock held by MPM BioVentures Strategic Fund, L.P.

(5)
Consists of warrants exercisable for 429,073 shares of common stock, 2,066,442 shares of Series C preferred stock and 1,325,205 shares of Series D preferred stock held by Sprout Capital IX, L.P.; 119,287 shares of Series C preferred stock held by Sprout IX Plan Investors, L.P.; 8,144 shares of Series C preferred stock held by Sprout Entrepreneurs Funds, L.P.; and 25,050 shares of Series C preferred stock held by DLJ Capital Corporation.

        In each of these preferred stock financings, we entered into or amended various stockholder agreements with the holders of our preferred stock relating to voting rights, information rights, rights of first refusal and registration rights, among other things. These stockholder agreements will terminate upon the completion of this offering, except for the registration rights granted under our amended and restated investor rights agreement, as more fully described below and in "Description of Capital Stock—Registration Rights."

        Some of our directors are associated with our principal stockholders as indicated in the table below:

Director	Principal Stockholder
Elizabeth A. Czerepak	Bear Stearns Heath Innoventures Management LLC and affiliated entities
Nicholas Galakatos	MPM BioVentures II-QP, LP and affiliated entities
Hironori Hozoji	JAFCO Life Science No.1 Investment Enterprise Partnership and affiliated entities
Kathleen LaPorte	Sprout Capital IX, L.P. and affiliated entities

Amended and Restated Investor Rights Agreement

        We have entered into an investor rights agreement with the purchasers of our outstanding preferred stock and certain holders of common stock and warrants to purchase our common stock, including entities with which certain of our directors are affiliated. As of August 15, 2006, the holders of 42,029,761 shares of our common stock, including the shares of common stock issuable upon the automatic conversion of our preferred stock and shares of common stock issued upon exercise of warrants, are entitled to rights with respect to the registration of their shares under the Securities Act. For a description of these registration rights, see "Description of Capital Stock—Registration Rights."

June 2006 Development and Commercialization Agreement with Takeda

        In June 2006, we entered into a Development and Commercialization Agreement with Takeda to develop and commercialize Hematide worldwide. Under our collaboration, the companies will co-develop and co-commercialize Hematide in the U.S. Takeda received an exclusive license to develop and commercialize Hematide outside of the U.S. This agreement contemplates that the February 2006 agreement that we have also entered into with Takeda will be harmonized to address the worldwide arrangement between the parties.

        We will share responsibility with Takeda for clinical development activities required for U.S. regulatory approval of Hematide. Specifically, we will have primary responsibility for Hematide's clinical development plan and clinical trials in the dialysis and pre-dialysis indications, while Takeda will have primary responsibility in the chemotherapy induced anemia and anemia of cancer indications. Beginning January 1, 2007, Takeda will bear the first $50 million of third-party expenses related to clinical development in pursuit of U.S. regulatory approval of Hematide. Thereafter, Takeda will bear 70% of the third-party U.S. clinical development expenses, while we will assume 30% of these expenses. Takeda will have primary responsibility and bear all costs for Hematide's clinical development in support of regulatory approval for all territories outside the United States.

        Under the June 2006 agreement, Takeda paid an upfront license fee of $105 million, and we are eligible to receive from Takeda up to an aggregate of $280 million upon the successful achievement of clinical development and regulatory milestones. Further, we may receive from Takeda up to an aggregate of $150 million upon the achievement of certain worldwide annual net sales milestones. We and Takeda will share equally in the net profits and losses of Hematide in the United States. Takeda will pay us a variable royalty based on annual net sales of Hematide outside the United States.

        We will own and have responsibility for United States regulatory filings in the dialysis, pre-dialysis, chemotherapy induced anemia and anemia of cancer indications, including holding the NDAs for those indications. Takeda will own and have responsibility for regulatory filings outside the United States. Takeda will also be responsible for creating a global safety database.

        We will also be responsible, through our contract manufacturers, for the manufacture and supply of all quantities of Hematide API to be used in the development and commercialization of Hematide worldwide. Takeda will be responsible for the fill and finish steps in the manufacture of Hematide worldwide.

        The parties have agreed to jointly develop the initial commercial marketing plan for Hematide in the United States pursuant to which we and Takeda will divide Hematide promotional responsibilities in the U.S. We will be primarily responsible for commercialization activities within the dialysis and pre-dialysis markets, and Takeda primarily responsible for oncology-related markets. We and Takeda will jointly decide on promotional responsibility for markets outside of these initial indications. Takeda will control price, terms of sale and booking of sales of Hematide.

        With respect to existing third-party license agreements relevant to Hematide, fees and milestones payments related to these existing third-party licenses will be shared between us and Takeda as development expenses, provided that an upfront fee in the amount of $17.6 million to a third-party licensor of certain technology related to Hematide will be our sole responsibility. For all territories outside the U.S., any royalty payments to a third party for a license will be borne solely by Takeda and other fees or payments will be borne by us and Takeda jointly.

        Either party may terminate the collaboration for material breach by the other party. In addition, Takeda will have the right to terminate the collaboration (a) for certain specified clinical development events or failures, or (b) for convenience effective after the second anniversary upon six months written notice to us. In the event of any termination of the agreement, Takeda will transfer and assign to us all rights to Hematide in the affected territories. In addition, if Takeda terminates the collaboration for convenience prior to the first commercial sale in the U.S. for reasons other than specified clinical development events or failures, then Takeda will pay us a termination fee.

February 2006 Development and Commercialization Agreement with Takeda

        In February 2006, we entered into a collaboration with Takeda to develop and commercialize Hematide in Japan. Under our agreement, Takeda obtained the exclusive right to develop and commercialize Hematide in Japan for the treatment of anemia in patients with chronic kidney disease and cancer, while we retained the rights to develop and commercialize Hematide in the rest of the world, either alone or with third-party partners. Takeda has granted to us a fully paid, royalty-free, sublicenseable, non-exclusive license under its own related technology to develop and commercialize Hematide in the rest of the world.

        Takeda also obtained a right of first negotiation to any backup products for Hematide developed by us or our third-party partners. Specifically, during the first ten years of the agreement, if we develop, or our third-party partners develop within an Affymax collaboration, a product that advances to Phase 2 clinical trials and competes with Hematide in the renal or oncology indications, we are obligated to offer to Takeda the right to develop and commercialize such product in Japan before offering the product opportunity in Japan to any other third party.

        Takeda is obligated to use diligent efforts to develop and commercialize Hematide in Japan. The agreement establishes a joint committee to oversee the development, regulatory approval and commercialization of Hematide. While the joint committee will operate by consensus of the parties, Takeda will generally have the final decision-making authority on matters pertaining to the development and commercialization of Hematide in Japan.

        Takeda is responsible for commercializing Hematide in Japan and will have the discretion to set the price of Hematide in Japan. Under the agreement, Takeda will provide us with progress reports on its commercialization activities and we will have the opportunity to review and comment on the significant marketing decisions including strategy and launch dates.

        We will provide Takeda with Hematide API and Takeda is responsible for the fill and finish of the product. Our pre-clinical and clinical supply of Hematide API to Takeda is governed under the terms of this agreement, while the supply for Takeda's requirements for commercial quantities of Hematide API will be governed by a separate manufacturing agreement that the parties will enter into prior to the earlier of the Phase 3 clinical trials or the stability studies for Takeda's finished product formulation of Hematide.

        In consideration of the license granted to Takeda under the agreement, Takeda has paid an upfront license fee of approximately $27 million, of which $17 million was made in the form of cash payment, and approximately $10 million was made in the form of an equity investment in our Series E preferred stock. We may receive from Takeda up to an aggregate of $75 million upon Takeda's successful achievement of clinical development and regulatory milestones, together with royalties based on a percentage of the sales of Hematide in Japan. The next milestone we would receive in our collaboration with Takeda would be a $10 million cash payment for the completion of the first Phase 1 trial of Hematide in Japan.

        Under the agreement, each party will solely own all inventions made by such party alone, and jointly own all inventions made by the parties jointly, including all intellectual property rights therein. Such solely-owned inventions and jointly-owned inventions will be subject to the cross-licenses between the parties for the development and commercialization of Hematide in each party's territory. We are obligated to maintain our third-party license agreements that may contain technology that is the subject of the license to Takeda under this agreement.

        Each party will be responsible for the worldwide filing, prosecution and maintenance (including defense against third-party opposition claims) of patents solely owned by such party and the filing, prosecution and maintenance of jointly-owned patents each in its own territory. The parties will share the responsibility for enforcing patents against third-party infringement, and the allocation of responsibilities and sharing of recoveries will depend on where the claims arise, and which patents are involved. We have the first right, but not the obligation, to defend against patent infringement claims or bring patent opposition claims relating to Hematide in Japan, and Takeda has the backup right to do so. Neither party can settle any patent infringement claim without the prior consent of the other party, if the settlement will negatively affect the other party's rights.

        Each party is obligated to indemnify the other party for third-party claims and losses resulting from the development and commercialization activities involving Hematide in its territory, a breach of its representations, warranties or obligations under the agreement, or its willful misconduct or negligent acts, except to the extent such losses are subject to the indemnification obligations of the other party.

        Absent early termination, the agreement will expire when all of Takeda's payment obligations expire. Either party may terminate the agreement early upon prior written notice if the other party commits an uncured material breach of the agreement. Takeda also has the option to terminate the agreement early, without cause, upon six months' prior written notice after the second anniversary of the effective date of the agreement. We may convert Takeda's license to be non-exclusive or terminate the agreement entirely if Takeda promotes certain products that compete with Hematide. If Takeda terminates without cause or if we terminate for Takeda's material breach, Takeda will transfer to us the right to develop and commercialize Hematide in Japan.

Other Transactions

        On October 24, 2005, we entered into an engagement letter with Bear Stearns & Co. Inc., or Bear Stearns, to act as our exclusive financial advisor in connection with a potential transaction with a third party. Our director, Ms. Czerepak, is a managing director of Bear Stearns & Co. Inc. Pursuant to the engagement letter, Bear Stearns was entitled to fees associated with the transaction, the reimbursement of reasonable and documented out of pocket expenses and indemnification rights. We terminated the engagement on February 16, 2006 and the engagement did not result in any transaction fees paid to Bear Stearns.

        We have entered into employment agreements with our executive officers. For a description of these employment agreements, see "Management—Employment Contracts, Termination of Employment and Change in Control Arrangements."

        We have granted stock options to our directors and executive officers. For a description of these options, see "Management—Director Compensation" and "—Executive Compensation."

        We have entered into indemnification agreements with our directors and executive officers. For a description of these agreements, see "Management—Limitation of Liability and Indemnification."

PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding beneficial ownership of our capital stock by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock,

  •
  each of our directors,

  •
  each of our named executive officers, and

  •
  all of our directors and executive officers as a group.

        This table lists applicable percentage ownership based on 41,465,941 shares of common stock outstanding as of August 15, 2006, including shares of preferred stock, on an as-converted basis, and also lists applicable percentage ownership based on             shares of common stock outstanding after the closing of the offering. The percentage ownership information assumes no exercise of the underwriters' over-allotment option.

        Each individual or entity shown in the table has furnished information with respect to beneficial ownership. We have determined beneficial ownership in accordance with the SEC's rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on October 14, 2006, which is 60 days after August 15, 2006. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. All of the options in this table are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until the options are fully vested. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

        Except as otherwise noted below, the address for each person or entity listed in the table is c/o Affymax, Inc., 4001 Miranda Avenue, Palo Alto, California 94304.

		Percentage of Shares Beneficially Owned
	Number of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering
5% Stockholders
Apax Excelsior VI, L.P. and affiliated entities(1)	12,147,444	28.83%
Bear Stearns Health Innoventures Management LLC and affiliated entities(2)	4,638,219	11.19%
Glaxo and affiliated entities(3)	3,393,180	8.18%
JAFCO Life Science No. 1 Investment Enterprise Partnership and affiliated entities(4)	3,975,617	9.59%
MPM BioVentures II-QP, LP and affiliated entities(5)	6,818,696	16.28%
Sprout Capital IX, L.P. and affiliated entities(6)	6,288,615	15.01%
Takeda Pharmaceutical Company Limited	2,120,329	5.11%
Named Executive Officers and Directors
Elizabeth A. Czerepak(7)	4,638,219	11.19%
R. Lee Douglas(8)	95,000	*
Nicholas Galakatos, Ph.D.(9)	6,768,696	16.16%
Hironori Hozoji(10)	3,975,617	9.59%
Kathleen LaPorte(11)	6,288,615	15.01%
John P. Walker	—	*
Ted Love(8)	30,000	*
Arlene M. Morris(12)	1,637,983	3.81%
Paul B. Cleveland(8)	451,091	1.08%
Robert B. Naso, Ph.D.(8)	591,333	1.41%
Ali Mahdavi(13)	170,000	*
All directors and executive officers as a group (11 persons)(14)	24,646,554	54.56%
*
Represents beneficial ownership of less than 1%.

(1)
Consists of 4,241,751 shares and 314,009 shares issuable upon exercise of warrants that are exercisable within 60 days after August 15, 2006 held by Apax Excelsior VI, L.P.; 6,517,683 shares and 306,482 shares issuable upon exercise of warrants that are exercisable within 60 days of August 15, 2006 held by Apax WW Nominees Limited A/C AE5; 341,556 shares and 25,670 shares issuable upon exercise of warrants that are exercisable within 60 days after August 15, 2006 held by Apax Excelsior VI-A C.V., L.P.; 227,541 shares and 17,101 shares issuable upon exercise of warrants that are exercisable within 60 days after August 15, 2006 held by Apax Excelsior VI-B C.V., L.P.; and 144,655 shares and 10,996 shares issuable upon exercise of warrants that are exercisable within 60 days after August 15, 2006 held by Patricof Private Investment Club III, L.P. (collectively, the "Apax Funds"). Apax Managers, Inc. is general partner of Apax Excelsior VI Partners, L.P., Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V. and Patricof Private Investment Club III, L.P. John Megrue and Allan Karp as Co-Chief Executive Officers and Chris Reilly, Oren Zeev, Greg Case, and Paul Vais as Vice Presidents hold shared voting or investment power over the shares held by each of the Apax Funds.

(2)
Consists of 671,248 shares held by Bear Stearns Health Innoventures, L.P.; 552,209 shares held by Bear Stearns Health Innoventures Offshore, L.P.; 311,979 shares held by BSHI Members, L.L.C.; 435,425 shares held by Bear Stearns Health Innoventures Employee Fund, L.P.; and 2,667,358 shares held by BX, L.P., (collectively, the "BSHI Funds"). Bear Stearns Health Innoventures Management, LLC ("BSHIM") is the General Partner of the BSHI Funds. The Managing Member of BSHIM is Bear Stearns Asset Management ("BSAM"), an affiliate of Bear, Stearns & Co. Inc., who is a member of the NASD. Elizabeth Czerepak, who is a director of the Registrant and Managing Partner of BSHI, is NASD registered (Series 7 and 63). Ms. Czerepak holds shared voting or investment power over the shares with other members or partners of BSHI. Ms. Czerepak disclaims beneficial ownership of the shares except to the extent of her proportionate pecuniary interest therein.

(3)
Consists of 2,212,944 shares of common stock held by Affymax Research Institute; 590,118 shares of common stock held by Affymax Technologies N.V.; 295,059 shares of common stock held by Glaxo Group Ltd.; and 295,059 shares of common stock held by SmithKline Beecham Corporation.

(4)
Consists of 2,650,410 shares held by JAFCO Life Science No.1 Investment Enterprise Partnership; 397,560 shares held by JAFCO V-1(A) Venture Capital Investment Limited Partnership; 662,600 shares held by JAFCO V-1(B) Venture Capital Investment Limited Partnership; and 265,047 shares held by JAFCO V-1 STAR Venture Capital Investment Limited Partnership, (collectively, the "JAFCO Funds"). Mr. Hozoji is also Senior Vice President of JAFCO America Ventures, Inc., which is a wholly owned subsidiary of JAFCO Co., Ltd. and is an investment officer at JAFCO Life Sciences Investment. JAFCO is Executive Partner or General Partner of each of the JAFCO Funds. Mr. Hozoji holds shared voting or investment power over the shares held by each of the JAFCO Funds. Mr. Hozoji disclaims beneficial ownership of the shares except to the extent of his proportionate interests therein.

(5)
Consists of 3,866,228 shares and 289,282 shares issuable upon exercise of warrants that are exercisable within 60 days after August 15, 2006 held by MPM BioVentures II-QP, LP; 1,361,380 shares and 101,862 shares issuable upon exercise of warrants that are exercisable within 60 days after August 15, 2006 held by MPM BioVentures GmbH & Co. Parallel Beteiligungs KG; 426,649 shares and 31,923 shares issuable upon exercise of warrants that are exercisable within 60 days after August 15, 2006 held by MPM BioVentures II, L.P.; 80,283 shares and 6,007 shares issuable upon exercise of warrants that are exercisable within 60 days after August 15, 2006 held by MPM Asset Management Investors 2001 LLC; 530,082 shares held by MPM BioVentures Strategic Fund, L.P.; 75,000 shared held by Nicholas Galakatos, Ph.D; 30,000 shares held by the Henner Revocable Trust; and 20,000 shares held by Dr. Kazumi Shiosaki. Dr. Galakatos and Dr. Dennis Henner, a trustee of the Henner Revocable Tust, are both managing members of MPM Asset Management II LLC and MPM Asset Management Investors 2001 LLC. Dr. Galakatos holds shared voting or investment power over the shares held by MPM Bioventures II, L.P., MPM Bioventures II-QP, L.P., MPM Bioventures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management Investors 2001 PLC and MPM Bioventures Strategic Fund, L.P. MPM Asset Management II LLC is the general partner of MPM Asset Management II, L.P., which is the general partner of MPM BioVentures II, L.P. and MPM BioVentures II-QP, L.P. and the Special Limited Partner of MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG. Dr. Galakatos is a Series A member of MPM BioVentures III LLC. MPM BioVentures III LLC is the general partner of MPM BioVentures III GP, L.P., which is the general partner of MPM BioVentures Strategic Fund, L.P. Dr. Galakatos and Dr. Henner disclaim beneficial ownership of all such shares except to the extent of each of their pecuniary interests therein. Dr. Shiosaki is an executive partner at MPM Asset Management LLC, which is the management company of MPM BioVentures II-QP, LP, MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG and MPM BioVentures II, L.P. Dr. Shiosaki has beneficial ownership over only those shares he holds individually.

(6)
Consists of 5,547,949 shares and 429,073 shares issuable upon exercise of warrants that are exercisable within 60 days after August 15, 2006 held by Sprout Capital IX, L.P.; 243,762 shares held by Sprout IX Plan Investors, L.P.; 16,642 shares held by Sprout Entrepreneurs Funds, L.P.; and 51,189 shares held by DJL Capital Corp. (collectively, the "Sprout Funds"). Ms. LaPorte is a managing director of New Leaf Venture Partners., L.L.C., which pursuant to a sub-management agreement with DLJ Capital Corporation provides investment management services on investments held by the Sprout Group, including Sprout Capital IX, L.P. DLJ Capital Corporation is the managing general partner of Sprout Capital IX, L.P. and the general partner of Sprout Entrepreneurs Fund, L.P. DLJ LBO Plans Management Corporation II is the general partner of Sprout IX Plan Investors, L.P. DLJ LBO Plans Management Corporation and DLJ Capital Corporation are both wholly owned subsidiaries of Credit Suisse (USA), Inc. Ms. LaPorte is also a member of the investment committee of the Sprout Group, a division of Credit Suisse First Boston Private Equity, Inc., which is a wholly owned subsidiary of Credit Suisse (USA), Inc. Ms. LaPorte holds shared voting or investment power over the shares held by each of the Sprout Funds. Ms. LaPorte disclaims beneficial ownership of all such shares except to the extent of her pecuniary interests therein.

(7)
Consists of 671,248 shares held by Bear Stearns Health Innoventures, L.P.; 552,209 shares held by Bear Stearns Health Innoventures Offshore, L.P.; 311,979 shares held by BSHI Members, L.L.C.; 435,425 shares held by Bear Stearns Health Innoventures Employee Fund, L.P.; and 2,667,358 shares held by BX, L.P. Bear Stearns Health Innoventures Management, LLC ("BSHIM") is the General Partner of the BSHI Funds. The Managing Member of BSHIM is Bear Stearns Asset Management ("BSAM"), an affiliate of Bear, Stearns & Co. Inc., who is a member of the NASD. Elizabeth Czerepak, who is a director of the Registrant and Managing Partner of BSHI, is NASD registered (Series 7 and 63). Ms. Czerepak holds shared voting or investment power over the shares with other members or partners of each of the BSHI Funds. Ms. Czerepak disclaims beneficial ownership of the shares except to the extent of her proportionate pecuniary interest therein.

(8)
Represents shares issuable upon exercise of stock options that are exercisable within 60 days after August 15, 2006.

(9)
Consists of 75,000 shares owned by Dr. Galakatos; 3,866,228 shares and 289,282 shares issuable upon exercise of warrants that are exercisable within 60 days after August 15, 2006 held by MPM BioVentures II-QP, LP; 1,361,380 shares and 101,862 shares issuable upon exercise of warrants that are exercisable within 60 days after August 15, 2006 held by MPM BioVentures GmbH & Co. Parallel Beteiligungs KG; 426,649 shares and 31,923 shares issuable upon exercise of warrants that are exercisable within 60 days after August 15, 2006 held by MPM BioVentures II, L.P.; 80,283 shares and 6,007 shares issuable upon exercise of warrants that are exercisable within 60 days after August 15, 2006 held by MPM Asset Management Investors 2001 LLC; and 530,082 shares held by MPM BioVentures Strategic Fund, L.P. Dr. Galakatos is a managing member of MPM Asset Management II LLC and MPM Asset Management Investors 2001 LLC. MPM Asset Management II LLC is the general partner of MPM Asset Management II, L.P., which is the general partner of MPM BioVentures II, L.P. and MPM BioVentures II-QP, L.P. and the Special Limited Partner of MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG. Dr. Galakatos is a

  Series A member of MPM BioVentures III LLC. MPM BioVentures III LLC is the general partner of MPM BioVentures III GP, L.P., which is the general partner of MPM BioVentures Strategic Fund, L.P. Dr. Galakatos holds shared voting and investment power over the shares held by MPM Bioventures II, L.P., MPM Bioventures II-QP, L.P., MPM Bioventures GmbH & Co. Parallel-Beteiligungs KG, MPM Asset Management Investors 2001 PLC and MPM Bioventures Strategic Fund, L.P. Dr. Galakatos disclaims beneficial ownership of all such shares except to the extent of his pecuniary interests therein.

(10)
Consists of 2,650,410 shares held by JAFCO Life Science No.1 Investment Enterprise Partnership; 397,560 shares held by JAFCO V-1(A) Venture Capital Investment Limited Partnership; 662,600 shares held by JAFCO V-1(B) Venture Capital Investment Limited Partnership; and 265,047 shares held by JAFCO V-1 STAR Venture Capital Investment Limited Partnership (collectively, the "JAFCO Funds"). Mr. Hozoji holds shared voting or investment power over the shares held by each of the JAFCO Funds. Mr. Hozoji disclaims beneficial ownership of the shares except to the extent of his pecuniary interests therein.

(11)
Consists of 5,547,949 shares and 429,073 shares issuable upon exercise of warrants that are exercisable within 60 days after August 15, 2006 held by Sprout Capital IX, L.P.; 243,762 shares held by Sprout IX Plan Investors, L.P.; 16,642 shares held by Sprout Entrepreneurs Funds, L.P.; and 51,189 shares held by DJL Capital Corporation. Ms. LaPorte is a managing director of New Leaf Venture Partners., L.L.C., which pursuant to a sub-management agreement with DLJ Capital Corporation provides investment management services on investments held by the Sprout Group, including Sprout Capital IX, L.P. DLJ Capital Corporation is the managing general partner of Sprout Capital IX, L.P. and the general partner of Sprout Entrepreneurs Fund, L.P. DLJ LBO Plans Management Corporation II is the general partner of Sprout IX Plan Investors, L.P. DLJ LBO Plans Management Corporation and DLJ Capital Corporation are both wholly owned subsidiaries of Credit Suisse (USA), Inc. Ms. LaPorte is also a member of the investment committee of the Sprout Group, a division of Credit Suisse First Boston Private Equity, Inc., which is a wholly owned subsidiary of Credit Suisse (USA), Inc. Ms. LaPorte disclaims beneficial ownership of all such shares except to the extent of her pecuniary interests therein.

(12)
Consists of 58,838 shares of common stock and 1,579,145 shares issuable upon exercise of outstanding stock options that are exercisable within 60 days after            , 2006.

(13)
Consists of 70,000 shares of common stock and 100,000 shares issuable upon exercise of outstanding stock options that are exercisable within 60 days after                                    , 2006.

(14)
Includes shares described in notes (7) through (13) above.

DESCRIPTION OF CAPITAL STOCK

        Upon completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

        The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Outstanding Shares.    Based on 41,465,941 shares of common stock outstanding as of August 15, 2006, the conversion of outstanding preferred stock as of August 15, 2006 into 35,974,405 shares of common stock upon the completion of this offering, the issuance of                        shares of common stock in this offering, and no exercise of options or warrants, there will be                        shares of common stock outstanding upon completion of this offering. As of August 15, 2006, assuming the conversion of all outstanding preferred stock into common stock upon the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation, we had approximately 172 record holders of our common stock.

        As of August 15, 2006, there were 5,002,870 shares of common stock subject to outstanding options, and up to 1,760,672 shares of common stock subject to outstanding warrants.

        Voting Rights.    Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

        Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

        Liquidation.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

        Rights and Preferences.    Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

        Fully Paid and Nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

        Upon the closing of this offering, all outstanding shares of our preferred stock will convert into shares of common stock. See Note 6 to the notes to our financial statements for a description of the currently outstanding preferred stock. Following the conversion, our restated certificate of incorporation will be restated to delete all references to such shares of preferred stock. Under the restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

        Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

        As of August 15, 2006, warrants to purchase a total of 1,752,721 shares of our common stock were outstanding with a weighted average exercise price of $3.86 per share. These warrants have a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrants and receive a net amount of shares of common stock based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. Warrants exercisable for 1,752,721 shares will terminate if not exercised prior to the closing of this offering.

        As of August 15, 2006, a warrant exercisable for a total of 7,951 shares of our Series C preferred stock was outstanding. This warrant was issued in connection with the execution of an equipment lease we entered into with Forsythe Biotechnology Group, Inc., or Forsythe. This warrant is immediately exercisable at an exercise price of $3.773 per share and will expire on the later of January 1, 2012 or five years after the effective date of this offering. Upon completion of this offering, this warrant will convert into warrants to purchase up to an aggregate of 7,951 shares of our common stock at an exercise price of $3.773 per share. This warrant for Series C preferred stock has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares of Series C preferred stock based on the fair market value of our Series C preferred stock at the time of exercise of the warrant after deduction of the aggregate exercise price. This warrant for Series C preferred stock also contains provisions for the adjustment of exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits or stock combinations, reclassifications, combinations or exchanges. In addition, if the original cost of the equipment which we leased from the holder of this warrant exceeds $1,000,000, the holder has the right to purchase an additional number of shares to be determined by dividing the product obtained by multiplying the amount by which the equipment cost exceeds $1,000,000 by three percent, by $3.773 per share.

Registration Rights

        Under our amended and restated investor rights agreement, following the completion of this offering, the holders of 42,029,761 shares of common stock, including warrants to purchase common stock, or their transferees, have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as described below.

        Demand Registration Rights.    At any time beginning six months after the completion of this offering, the holders of at least 30% of the shares having registration rights issued upon conversion of Series A preferred stock or holders of at least 30% of the shares issued upon conversion of Series B, C, D and E preferred stock, have the right to demand that we file registration statements for such holders, so long as the aggregate amount of securities to be sold under such registration statement is at least $10 million. We are only obligated to file up to two registration statements at the request of holders of shares issued upon conversion of Series A preferred stock and up to two registration statements at the request of holders of shares issued upon conversion of Series B, C, D and E preferred stock. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

        Form S-3 Registration Rights.    If we are eligible to file a registration statement on Form S-3, the holders of at least 30% of shares having registration rights will have the right to demand that we file up to four registration statements within any 12 month period for such holders on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $1,000,000, subject to specified exceptions, conditions and limitations.

        "Piggyback" Registration Rights.    If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 25% of the total number of shares included in the registration statement.

        Expenses of Registration.    We will pay all expenses relating to all demand registrations, Form S-3 registrations and piggyback registrations, other than underwriting discounts and commissions.

        Expiration of Registration Rights.    The registration rights described above will terminate upon the earlier of either five years following the completion of this offering or, as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder's registrable securities in a three month period pursuant to Rule 144 promulgated under the Securities Act.

Delaware Anti-Takeover Law and Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

        Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder,

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation,

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

        Amended and Restated Certificate of Incorporation and Bylaws.    Provisions of our amended and restated certificate of incorporation and bylaws, which will become effective upon the completion of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and bylaws:

  •
  permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control),

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors,

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum,

  •
  divide our board of directors into three classes,

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent,

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice,

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose), and

  •
  provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

        The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

Nasdaq Global Market Listing

        We are applying to have our common stock included for quotation on the Nasdaq Global Market under the symbol "AFFY."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                                    . The transfer agent and registrar's address is                         .

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

        Based on the number of shares of common stock outstanding as of August 15, 2006, upon completion of this offering,                                      shares of common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

  •
  no restricted shares will be eligible for immediate sale upon the completion of this offering,

  •
  restricted shares, less shares subject to a repurchase option in our favor tied to the holders' continued service to us, which will be eligible for sale upon lapse of the repurchase option, will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this prospectus; and

  •
  the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

        In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                         shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k) of the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.                                     shares of our common stock will qualify for resale under Rule 144(k) within 180 days of the date of this prospectus.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements

        We, along with our directors, executive officers and substantially all of our other stockholders, optionholders and warrantholders, have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. Morgan Stanley may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us is publicly announced; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event, except in no event shall the restrictions extend past 214 days after the date of this prospectus.

Registration Rights

        Upon completion of this offering, the holders of 42,029,761 shares of our common stock, including warrants exercisable for shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of this registration. Any sales of securities by these stockholders could adversely effect on the trading price of our common stock. See "Description of Capital Stock—Registration Rights."

Equity Incentive Plans

        We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our 2006 Equity Incentive Plan, our 2001 Stock Option/Stock Issuance Plan and our 2006 Employee Stock Purchase Plan except that 10,000 shares of common stock issued to an entity under our 2001 Stock Option/Stock Issuance Plan will not be registered on this registration statement. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the 180-day lock-up arrangement described above, if applicable.

MATERIAL U.S. TAX CONSEQUENCES FOR
NON-U.S. HOLDERS OF COMMON STOCK

        The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, you are a "non-U.S. holder" if you are a beneficial owner of our common stock and you are not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation created or organized in or under the laws of the United States, or of any political subdivision of the United States;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.

        If you are an individual, you may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens. If a partnership or other flow-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or owner of the entity will generally depend on the status of the partner or owner and the activities of the partnership or entity. Such holders and their partners or owners should consult their own tax advisors regarding U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

        This discussion does not purport to address all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including:

  •
  U.S. state or local or any non-U.S. tax consequences;

  •
  the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

  •
  special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities; and

  •
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or integrated investment.

        The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. The following summary assumes that you hold our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to you. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us to withhold tax at a lower treaty rate, you must provide us with a properly executed Form W-8BEN certifying your eligibility for the lower treaty rate. However:

  •
  in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to partners and the partnership will be required to provide certain information;

  •
  in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust, depending on whether the trust is a "foreign complex trust," "foreign simple trust" or "foreign grantor trust" as defined in the U.S. Treasury regulations; and

  •
  look-through rules apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

        A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

        If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

        If the dividend is effectively connected with your conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment that you maintain in the United States, the dividend will generally be exempt from the U.S. federal withholding tax, provided that you supply us with a properly executed Form W-8ECI. In this case, the dividend will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

Gain on Dispositions of Common Stock

        You generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States; in this case, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

  •
  you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock; in this case, subject to the discussion below, the gain will be taxed on a net income basis in the manner described in the first bullet paragraph above.

        Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

        Information returns will be filed with the U.S. Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock. Dividends paid to you may be subject to information reporting and U.S. backup withholding. You generally will be exempt from such backup withholding if you provide a properly executed Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

        The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your shares of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally (except as provided in the following sentence) will not apply to that payment. However, information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common stock through a non-U.S. office of a broker that:

  •
  is a U.S. person;

  •
  derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

  •
  is a "controlled foreign corporation" for U.S. tax purposes; or

  •
  is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish exemption.

        If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a properly executed Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

        You generally may obtain a refund of any amount withheld under the backup withholding rules that exceeds your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as a representative, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of common stock indicated in the table below:

Underwriter	Number of Shares
Morgan Stanley & Co. Incorporated
Cowen and Company, LLC
Thomas Weisel Partners LLC
RBC Capital Markets

Total

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, and part to certain dealers at a price that represents a concession not in excess of $                                    a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                        additional shares of common stock at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' over-allotment option is exercised in full, the total price to the public would be $                        , the total underwriters' discounts and commissions would be $                                    and the total proceeds to us would be $                                    .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

        We, all of our directors and officers and holders of substantially all our outstanding stock and securities exercisable for or convertible into shares of common stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us is publicly announced; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event, except in no event shall the restrictions extend past 214 days after the date of this prospectus.

        The restrictions described in the immediately preceding two paragraphs do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus;

  •
  the grant of options or the issuance of shares of common stock by us to employees, officers, directors, advisors or consultants pursuant to equity incentive plans;

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

  •
  the transfer of shares of common stock or any security convertible into shares of common stock as a bona fide gift, as a distribution to general or limited partners, stockholders, members or affiliates of our stockholders, or by will or intestate succession to a member of the immediate family of each of our directors, officers, or stockholders or to a trust for the benefit of such immediate family member.

With respect to the last bullet, it shall be a condition to the transfer or distribution that the transferee execute a copy of the lock-up agreement, no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on Form 5), and no such transfer or distribution may include a disposition for value.

        In order to facilitate this offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for and purchase shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We have applied to have our common stock approved for quotation on the Nasdaq Global Market under the symbol "AFFY."

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; sales, earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

        The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley Godward LLP, Palo Alto, California. The underwriters are being represented by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

        The financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to Affymax and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

        You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at http://www.affymax.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

AFFYMAX, INC.
(A development stage company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Affymax, Inc.
(a development stage company)

        In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Affymax, Inc. at December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
San Jose, California July 28, 2006

AFFYMAX, INC.
(A development stage company)

BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,		June 30,	Pro Forma Balance Sheet at June 30,
	2004	2005	2006	2006
			(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$1,657	$14,399	$9,339	$9,339
Short-term investments	23,063	43,494	58,420	58,420
Related party receivable	—	—	105,071	105,071
Prepaid expenses and other current assets	620	722	1,848	1,648

Total current assets	25,340	58,615	174,678	174,478
Property and equipment, net	1,053	1,110	1,552	1,552
Other assets	1,335	1,235	1,235	1,235

Total assets	$27,728	$60,960	$177,465	$177,265

Liabilities, Mandatorily Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
Current liabilities
Accounts payable	$806	$3,336	$22,011	$22,011
Accrued liabilities	1,340	1,818	2,127	2,127
Capitalized lease obligations, current	—	223	286	286

Total current liabilities	2,146	5,377	24,424	24,424
Deferred revenue	—	—	122,000	122,000
Other long term liabilities	348	180	106	106
Capitalized lease obligations, net of current	—	310	288	288

Total liabilities	2,494	5,867	146,818	146,818

Commitments and contingencies (Note 5)
Mandatorily redeemable convertible preferred stock: $0.0001 par value; 18,300,000, 34,609,592 and 34,609,592 shares authorized at December 31, 2004, December 31, 2005 and June 30, 2006 (unaudited), respectively, and 17,901,641, 33,804,105 and 31,477,601 shares issued and outstanding at December 31, 2004, December 31, 2005, and June 30, 2006 (unaudited), respectively, and no shares pro forma (unaudited) (Liquidation preference: $203,000 at December 31, 2005 and $179,900 at June 30, 2006 (unaudited))	112,396	168,784	146,138	—
Series E Redeemable Convertible Preferred Stock: $0.0001 par value; 2,120,329 shares authorized and issued at June 30, 2006 (unaudited), and no shares pro forma (unaudited) (Liquidation preference: $10,000 at June 30, 2006)	—	—	9,982	—

	112,396	168,784	156,120	—

Stockholders' equity (deficit)
Common stock: $0.0001 par value; 28,000,000, 50,500,000 and 50,750,000 shares authorized at December 31, 2004, December 31, 2005 and June 30, 2006 (unaudited), respectively, and 1,278,171, 1,331,171 and 5,323,409 shares issued and outstanding at December 31, 2004, December 31, 2005, and June 30, 2006 (unaudited), respectively, and 41,297,814 shares issued and outstanding pro forma (unaudited)	—	—	1	4
Additional paid-in capital	723	7,200	35,445	191,562
Deferred stock-based compensation	—	(409)	(351)	(351)
Deficit accumulated during the development stage	(87,885)	(120,461)	(160,524)	(160,724)
Other comprehensive loss	—	(21)	(44)	(44)

Total stockholders' equity (deficit)	(87,162)	(113,691)	(125,473)	30,447

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders' equity (deficit)	$27,728	$60,960	$177,465	$177,265

The accompanying notes are an integral part of these financial statements.

AFFYMAX, INC.
(A development stage company)

STATEMENTS OF OPERATIONS

(in thousands, except per share data)

				Six Months Ended June 30,
	Year Ended December 31,
						Cumulative Period From July 20, 2001 (Date of Inception) to June 30, 2006
	2003	2004	2005	2005	2006
				(unaudited)		(unaudited)
Revenues	$225	$151	$74	$53	$149	$702

Operating expenses
Research and development	13,660	17,338	24,051	11,036	32,551	110,374
General and administrative	4,953	4,931	10,032	3,894	9,170	37,141
Amortization of intangible assets	6,107	—	—	—	—	14,471
Impairment of assets	4,224	—	—	—	—	4,224

Total operating expenses	28,944	22,269	34,083	14,930	41,721	166,210

Loss from operations	(28,719)	(22,118)	(34,009)	(14,877)	(41,572)	(165,508)
Interest income	357	439	1,413	246	1,567	4,942
Interest expense	(7)	—	(29)	(14)	(59)	(145)
Other income (expense), net	172	281	49	14	1	187

Net loss	(28,197)	(21,398)	(32,576)	(14,631)	(40,063)	(160,524)
Accretion of mandatorily redeemable convertible preferred stock	(164)	(105)	(597)	(69)	(454)	(1,538)

Net loss attributable to common stockholders	$(28,361)	$(21,503)	$(33,173)	$(14,700)	$(40,517)	$(162,062)

Net loss per common share
Basic and diluted	$(25.77)	$(17.59)	$(25.41)	$(11.34)	$(13.18)

Weighted-average number of common shares used in per share calculations:
Basic and diluted	1,101	1,222	1,306	1,296	3,074

Pro forma net loss per common share (unaudited) (Note 12):
Basic and diluted			$(1.08)		$(1.04)

Weighted-average number of shares used in pro forma per share calculations (unaudited) (Note 12):
Basic and diluted			30,106		38,580

The accompanying notes are an integral part of these financial statements.

AFFYMAX, INC.
(A development stage company)

STATEMENTS OF STOCKHOLDERS' DEFICIT

Cumulative Period from July 20, 2001 (Date of Inception) to June 30, 2006

(in thousands, except share and per share data)

	Common Stock				Deficit Accumulated During the Development Stage
			Additional Paid-In Capital	Deferred Stock-Based Compensation		Other Comprehensive (Loss) Income	Total Stockholders' Deficit
	Shares	Amount
Issuance of common stock in August 2001 at $1.00 per share for cash	1,000,000	$—	$1,000	$—	$—	$—	$1,000
Issuance of common stock upon exercise of stock options at $1.00 per share for cash	13,380	—	13	—	—	—	13
Value of common stock issued in September 2001 through November 2001 in exchange for services rendered	16,855	—	76	—	—	—	76
Accretion on mandatorily redeemable convertible preferred stock	—	—	(64)	—	—	—	(64)
Components of other comprehensive loss:
Net loss	—	—	—	—	(10,244)	—	(10,244)
Change in unrealized gain (loss) on marketable securities	—	—	—	—	—	47	47

Total comprehensive loss	—	—	—	—	—	—	(10,197)

Balance at December 31, 2001	1,030,235	—	1,025	—	(10,244)	47	(9,172)
Issuance of common stock upon exercise of stock options at $1.00 per share for cash	490,425	—	490	—	—	—	490
Value of common stock issued to employees in February 2002 in exchange for services rendered	9,324	—	9	—	—	—	9
Value of common stock issued to nonemployees in exchange for services rendered	36,160	—	42	—	—	—	42
Repurchase of common stock in December 2002	(450,000)	—	(450)	—	—	—	(450)
Accretion on mandatorily redeemable convertible preferred stock	—	—	(154)	—	—	—	(154)
Components of other comprehensive loss:
Net loss	—	—	—	—	(28,046)	—	(28,046)
Change in unrealized gain (loss) on marketable securities	—	—	—	—	—	—	—

Total comprehensive loss	—	—	—	—	—	—	(28,046)

Balance at December 31, 2002	1,116,144	—	962	—	(38,290)	47	(37,281)

Balance at December 31, 2002	1,116,144	—	962	—	(38,290)	47	(37,281)
Issuance of common stock upon exercise of stock options at $1.00 per share for cash	8,674	—	9	—	—	—	9
Issuance of common stock upon exercise of stock options at $0.20 per share for cash	4,607	—	—	—	—	—	—
Value of common stock issued to nonemployees in exchange for services rendered	8,750	—	3	—	—	—	3
Accretion on mandatorily redeemable convertible preferred stock	—	—	(164)	—	—	—	(164)
Components of other comprehensive loss:
Net loss	—	—	—	—	(28,197)	—	(28,197)
Change in unrealized gain (loss) on marketable securities	—	—	—	—	—	(47)	(47)

Total comprehensive loss	—	—	—	—	—	—	(28,244)

Balance at December 31, 2003	1,138,175	—	810	—	(66,487)	—	(65,677)
Issuance of common stock upon exercise of stock options at $0.20 per share for cash	90,533	—	18	—	—	—	18
Repurchase of common stock	(13,125)	—	(13)	—	—	—	(13)
Accretion on mandatorily redeemable convertible preferred stock	—	—	(105)	—	—	—	(105)
Value of common stock issued to nonemployees in exchange for services rendered	62,588	—	13	—	—	—	13
Components of other comprehensive loss:
Net loss	—	—	—	—	(21,398)	—	(21,398)
Change in unrealized gain (loss) on marketable securities	—	—	—	—	—	—	—

Total comprehensive loss	—	—	—	—	—	—	(21,398)

Balance at December 31, 2004	1,278,171	—	723	—	(87,885)	—	(87,162)

Balance at December 31, 2004	1,278,171	—	723	—	(87,885)	—	(87,162)
Issuance of common stock upon exercise of stock options at $0.20 per share for cash	53,000	—	11	—	—	—	11
Accretion on mandatorily redeemable convertible preferred stock	—	—	(597)	—	—	—	(597)
Deferred stock-based compensation	—	—	4,710	(4,710)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	4,001	—	—	4,001
Reversal of deferred stock-based compensation due to cancellation	—	—	(300)	300	—	—	—
Issuance of stock options to nonemployees for services	—	—	300	—	—	—	300
Issuance of warrants to purchase common stock	—	—	2,353	—	—	—	2,353
Components of other comprehensive loss:
Net loss	—	—	—	—	(32,576)	—	(32,576)
Change in unrealized gain (loss) on marketable securities	—	—	—	—	—	(21)	(21)

Total comprehensive loss	—	—	—	—	—	—	(32,597)

Balance at December 31, 2005	1,331,171	—	7,200	(409)	(120,461)	(21)	(113,691)

Balance at December 31, 2005	1,331,171	—	7,200	(409)	(120,461)	(21)	(113,691)
Issuance of common stock upon exercise of stock options at $0.20 to $1.09 per share for cash (unaudited)	572,554	—	119	—	—	—	119
Conversion of Series A preferred stock (unaudited)	3,393,180	1	22,999	—	—	—	23,000
Conversion of Series C preferred stock (unaudited)	26,504	—	100	—	—	—	100
Accretion on mandatorily redeemable convertible preferred stock (unaudited)	—	—	(454)	—	—	—	(454)
Deferred stock-based compensation (unaudited)	—	—	4,378	(4,378)	—	—	—
Amortization of deferred stock-based compensation (unaudited)	—	—	—	4,418	—	—	4,418
Employee stock-based compensation under SFAS No. 123(R) (unaudited)	—	—	668	—	—	—	668
Reversal of deferred stock-based compensation due to cancellations (unaudited)	—	—	(18)	18	—	—	—
Issuance of stock options to nonemployees for services (unaudited)	—	—	453	—	—	—	453
Components of other comprehensive loss:
Net loss (unaudited)	—	—	—	—	(40,063)	—	(40,063)
Change in unrealized gain (loss) on marketable securities securities (unaudited)	—	—	—	—	—	(23)	(23)

Total comprehensive loss (unaudited)	—	—	—	—	—	—	(40,086)

Balance at June 30, 2006 (unaudited)	5,323,409	$1	$35,445	$(351)	$(160,524)	$(44)	$(125,473)

The accompanying notes are an integral part of these financial statements.

AFFYMAX, INC.
(A development stage company)

STATEMENTS OF CASH FLOWS

(in thousands)

						Cumulative Period From July 20, 2001 (Date of Inception) to June 30, 2006
	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)		(unaudited)
Cash flows from operating activities
Net loss	$(28,197)	$(21,398)	$(32,576)	$(14,631)	$(40,063)	$(160,524)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	7,462	860	729	382	317	20,642
Stock-based compensation expense	3	13	4,301	2,368	5,539	9,984
Loss on termination of capital lease	—	—	—	—	—	156
(Gain) loss on disposal of fixed assets	(129)	(201)	(57)	(8)	—	186
Impairment of assets	4,224	—	—	—	—	4,224
Realized gains on investments	(47)	—	—	—	—	(47)
Lease deposit write off	—	—	—	—	—	23
Changes in operating assets and liabilities
Related party receivable	—	—	—	—	(105,071)	(105,071)
Prepaid expenses and other current assets	297	(148)	(102)	29	(1,062)	(1,512)
Other assets	—	100	100	—	—	200
Accounts payable	(84)	253	2,530	96	18,675	21,405
Accrued liabilities	(204)	702	478	(203)	258	1,531
Deferred revenue				—	122,000	122,000
Other long term liabilities	176	(130)	(168)	(73)	(74)	106

Net cash provided by (used in) operating activities	(16,499)	(19,949)	(24,765)	(12,040)	519	(86,697)

Cash flows from investing activities
Purchases of property and equipment	(367)	(134)	(127)	(17)	(588)	(2,396)
Purchases of marketable securities	(47,040)	(41,118)	(188,039)	(12,351)	(54,245)	(406,228)
Maturities of marketable securities	42,681	41,101	167,587	27,729	39,296	347,811
Proceeds from sale of property and equipment	214	215	77	8	—	506
Acquisition of net assets, net of cash acquired	—	—	—	—	—	(1,086)

Net cash provided by (used in) investing activities	(4,512)	64	(20,502)	15,369	(15,537)	(61,393)

Cash flows from financing activities
Repurchases of common stock	—	(13)	—	—	—	(463)
Proceeds from issuance of common stock upon exercise of stock options, including early exercise of stock options	9	18	11	4	170	712
Proceeds from issuance of common stock	—	—	—	—	—	1,000
Proceeds from issuance of preferred stock, net of issuance costs	19,905	19,929	58,144	—	9,982	157,035
Offering costs	—	—	—	—	(64)	(64)
Principal payments under capital lease obligations	(114)	—	(146)	(53)	(130)	(791)

Net cash provided by (used in) financing activities	19,800	19,934	58,009	(49)	9,958	157,429

Net increase (decrease) in cash and cash equivalents	(1,211)	49	12,742	3,280	(5,060)	9,339
Cash and cash equivalents at beginning of period	2,819	1,608	1,657	1,657	14,399	—

Cash and cash equivalents at end of period	$1,608	$1,657	$14,399	$4,937	$9,339	$9,339

Supplemental disclosures for cash flow information
Interest paid	$—	$—	$26	$11	$15	$98
Noncash investing and financing activities
Accretion on mandatorily redeemable convertible preferred stock	164	105	597	69	454	1,538
Change in unrealized gain (loss) on marketable securities	(47)	—	(21)	—	(23)	(44)
Deferred stock-based compensation, net of cancellations	—	—	4,410	2,617	4,360	8,770
Issuance of warrants to purchase common stock	—	—	2,353	—	—	2,353
Additions to property and equipment under capital lease obligations	—	—	679	529	171	1,424
Conversion of Series A preferred stock	—	—	—	—	23,000	23,000
Conversion of Series C preferred stock	—	—	—	—	100	100

The accompanying notes are an integral part of these financial statements.

AFFYMAX, INC.
(A development stage company)

NOTES TO FINANCIAL STATEMENTS

1.    The Company

        Affymax, Inc. (the "Company"), a Delaware corporation, was incorporated on July 20, 2001. The Company is a biopharmaceutical company developing novel peptide-based drug candidates to improve the treatment of serious and often life-threatening conditions. The Company's lead product candidate, Hematide, is designed to treat anemia associated with chronic kidney disease and cancer. Hematide is a synthetic peptide-based erythropoiesis stimulating agent, or ESA, designed to stimulate production of red blood cells. Hematide is currently in Phase 2 clinical trials in patients suffering from end-stage renal disease who are on dialysis, as well as in earlier stage chronic kidney disease patients, or predialysis patients.

        In July 2001, the Company entered into an Asset Purchase Agreement (the "Agreement") with Affymax Research Institute, its parent company, GlaxoSmithKline plc and certain other subsidiaries of GlaxoSmithKline plc (collectively, "GSK"). Pursuant to the Agreement, the Company acquired from GSK certain assets, technology and intellectual property, while assuming certain liabilities. In exchange for the assets and liabilities, the Company issued shares of Series A Mandatorily Redeemable Convertible Preferred Stock which were converted into 3,393,180 shares of common stock in April 2006 (Note 6).

        The Company is in the development stage and since inception has devoted substantially all of its efforts to research and development, raising capital and recruiting personnel.

2.    Summary of Significant Accounting Policies

Unaudited Interim Financial Data

        The accompanying balance sheet as of June 30, 2006, the statements of operations and of cash flows for the six months ended June 30, 2005 and 2006 and the cumulative period from July 20, 2001 (date of inception) to June 30, 2006 and the statement of stockholders' deficit for the six months ended June 30, 2006 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company's financial position as of June 30, 2006 and the results of its operations and cash flows for the six months ended June 30, 2005 and 2006 and for the cumulative period from July 20, 2001 (date of inception) to June 30, 2006. The financial data and other information disclosed in these notes to the financial statements related to the six month periods are unaudited. The results for the six months ending June 30, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006 or for any other interim period or for any future year.

Pro Forma Balance Sheet (Unaudited)

        If the initial public offering contemplated by this prospectus is completed, all of the convertible preferred stock outstanding will automatically convert into 35,974,405 shares of common stock based on the shares of convertible preferred stock outstanding at June 30, 2006 (Note 6) and two notes receivable from employees of $100,000 each will be forgiven (Note 9). The unaudited pro forma balance sheet adjusts stockholders' equity by $156.1 million for the assumed conversion of the convertible preferred stock outstanding and adjusts other current assets and the deficit accumulated during the development stage by $200,000 for the assumed forgiveness of the notes receivable from employees.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

        Cash and cash equivalents are stated at cost, which approximates market value. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Risk and Uncertainties

        Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and marketable securities. The Company deposits excess cash in accounts with three major financial institutions in the United States. Deposits in these banks may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company believes that its guidelines for investment of its excess cash maintains safety and liquidity through its policies on diversification and investment maturity.

        The Company has experienced significant operating losses since inception. At June 30, 2006, the Company had a deficit accumulated during the development stage of approximately $160.5 million. The Company has generated no revenue from product sales to date. The Company has funded its operations to date principally from the sale of securities and collaboration agreements. The Company expects to incur substantial additional operating losses for the next several years and may need to obtain additional financing in order to complete the clinical development of Hematide and other product candidates, launch and commercialize and product candidates for which it receives regulatory approval, continue research and development programs and license or acquire additional product candidates. There can be no assurance that such financing will be available or will be at terms acceptable to the Company.

        The Company is currently developing its first product offering and has no products that have received regulatory approval. Any products developed by the Company will require approval from the U.S. Food and Drug Administration ("FDA") or foreign regulatory agencies prior to commercial sales. There can be no assurance that the Company's products will receive the necessary approvals. If the Company is denied such approvals or such approvals are delayed, it could have a material adverse effect on the Company. To achieve profitable operations, the Company must successfully develop, test, manufacture and market products. There can be no assurance that any such products can be developed successfully or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed. These factors could have a material adverse effect on the Company's future financial results.

Fair Value of Financial Instruments

        For financial instruments consisting of cash and cash equivalents, investments, accounts payable and accrued liabilities included in the Company's financial statements, the carrying amounts are reasonable estimates of fair value due to their short maturities. Estimated fair values for short-term investments, which are separately disclosed elsewhere, are based on quoted market prices for the same or similar instruments. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of lease obligations approximates fair value.

Marketable Securities

        Marketable securities are classified as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, and are carried at their market value at the balance sheet date. Realized gains and losses on sales of all such securities are reported in earnings and computed using the specific identification method. Unrealized gains and losses are reported as a separate component of stockholders' deficit until realized.

        Marketable securities include auction rate securities that are structured as short-term, highly liquid investments that can be readily converted into cash every 30 to 90 days. However, since the stated or contractual maturities of these securities is greater than 90 days, these securities were classified as short-term investments.

Mandatorily Redeemable Convertible Preferred Stock

        The carrying value of Series A, Series B, Series C and Series D Mandatorily Redeemable Convertible Preferred Stock is increased by periodic accretion, using the effective interest method, so that the carrying amount will equal the redemption value at the redemption date.

Research and Development

        All research and development costs are expensed as incurred.

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are calculated using the straight-line method over the estimated useful lives of the assets, generally three to five years. Assets under capital lease and leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the related lease. Maintenance and repairs are charged to operations as incurred.

Revenue Recognition

        The Company recognizes revenue in accordance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements ("SAB 104"). When evaluating multiple element arrangements, the Company considers whether the components of the arrangement represent separate units of accounting as defined in Emerging Issues Task Force ("EITF") Issue No. 00-21, Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). Application of this standard requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether it is separable from the other aspects of the contractual relationship. The Company has entered into two collaboration agreements with Takeda Pharmaceutical Company Limited ("Takeda"). Revenues from these collaboration agreements include nonrefundable license fees, manufacture and supply of active pharmaceutical ingredients, milestones, reimbursement of third party U.S. clinical development expenses and royalties.

        The Company will recognize revenue from non-refundable, upfront fees and other non-substantive milestone payments ratably over the term of its performance under the agreements, which is estimated to be twenty years from the effective date.

        The Company will recognize revenue from the manufacture and supply of the active pharmaceutical ingredient for Hematitde upon delivery, if all other SAB 104 criteria for revenue recognition are met. Revenue recognized will be limited to the Company's cost of manufacturing and any profit margin will be deferred and recognized ratably over the term of its performance as discussed above.

        The Company will recognize revenue from reimbursement of third-party U.S. clinical development expenses when earned.

        The Company will recognize royalties for sales of Hematide outside the U.S. and profit sharing related to sales in the U.S. when earned and all SAB 104 critera are met.

Impairment of Long-Lived Assets

        The Company evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's fair value or discounted estimates of future cash flows. During 2003, the Company deemed certain fixed assets to be impaired due to a change in corporate strategy and recorded a charge of $406,000 for the year ended December 31, 2003.

Intangible Assets

        Intangible assets resulting from the acquisition of assets and liabilities from GSK were being amortized on a straight-line basis over their estimated useful lives of three years. Amortization expense for the years ended December 31, 2003, 2004, 2005 and for the cumulative period from July 20, 2001 (date of inception) through June 30, 2006 (unaudited) was $6.1 million, $0, $0 and $14.5 million, respectively. During 2003, the Company deemed the intangible assets, which primarily consisted of intellectual property and workforce, to be impaired due to a change in corporate strategy and recorded a charge of $3.8 million for the year ended December 31, 2003.

Comprehensive Income (Loss)

        Comprehensive income (loss) generally represents all changes in stockholders' equity except those resulting from investments or contributions by stockholders. The Company's unrealized gains (losses) on available-for-sale securities represent the components of comprehensive loss that are excluded from the net loss.

Segment Information

        The Company operates in one business segment, which encompasses all the geographical regions. Management uses one measurement of profitability and does not segregate its business for internal reporting.

Income Taxes

        The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Net Loss per Common Share

        Basic and diluted net loss per common share is computed using the weighted-average number of shares of common stock outstanding during the period. Stock options, common stock subject to repurchase, warrants, mandatorily redeemable convertible preferred stock and redeemable convertible preferred stock were not included in the diluted net loss per common share calculation for all periods presented because the inclusion of such shares would have had an antidilutive effect.

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands, except per share data)
Numerator:
Net loss attributable to common stockholders	$(28,361)	$(21,503)	$(33,173)	$(14,700)	$(40,517)

Denominator:
Weighted-average number of common shares outstanding used in computing basic and diluted net loss per common share	1,101	1,222	1,306	1,296	3,074

Basic and diluted net loss per common share	$(25.77)	$(17.59)	$(25.41)	$(11.34)	$(13.18)

        The following mandatorily redeemable convertible preferred stock, redeemable convertible preferred stock, stock options, common stock subject to repurchase and warrants were excluded from the computation of diluted net loss per common share for the periods presented because including them would have an antidilutive effect (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
Mandatorily redeemable convertible preferred stock	14,626	21,219	37,122	21,219	33,854
(as if converted)
Redeemable convertible preferred stock	—	—	—	—	2,120
(as if converted)
Options to purchase common stock	1,497	2,710	2,801	2,799	4,138
Common stock subject to repurchase	18	1	7	—	160
Warrants to purchase common stock	—	—	1,753	—	1,753
Warrants to purchase mandatorily redeemable convertible preferred stock	—	—	8	8	8

Stock-Based Compensation

        Prior to January 1, 2006 the Company accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations, including the Financial Accounting Standards Board ("FASB") Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the Company's common stock and the exercise price of the stock option.

        Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, using the prospective transition method, which requires the measurement and recognition of compensation expense for all share-based payment awards granted, modified and settled to the Company's employees and directors after January 1, 2006. The Company's financial statements as of and for the six months ended June 30, 2006 reflect the impact of SFAS No. 123(R). In accordance with the prospective transition method, the Company's financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

        The Company had a choice of two attribution methods for allocating compensation costs under SFAS No. 123(R): the "straight-line method," which allocates expense on a straight-line basis over the requisite service period of the last separately vesting portion of an award, or the "graded vesting attribution method," which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company chose the former method and amortized the fair value of each option on a straight-line basis over the requisite period of the last separately vesting portion of each award.

        The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services ("EITF 96-18"). The equity instruments, consisting of stock options, are valued using the Black-Scholes valuation model. The measurement of stock-based compensation is subject to periodic adjustments as the underlying equity instruments vest.

Reclassifications

        Certain amounts in prior years' financial statements have been reclassified to conform to the current year presentation. These reclassifications did not change previously reported net loss, total assets or stockholders' deficit.

Recent Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), Shared-Based Payment ("SFAS No. 123(R)"), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). This statement supersedes APB Opinion No. 25, and amends FASB Statement No. 95, Statements of Cash Flows. SFAS No. 123(R) requires all share-based payments, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company has adopted SFAS No. 123(R) using the prospective transition method beginning on January 1, 2006. Under the prospective transition method, the Company will continue to account for stock options outstanding as of December 31, 2005 using the accounting principles originally applied to those stock options. For stock options and awards granted to employees and directors subsequent to December 31, 2005, the Company will calculate compensation expense based on the grant date fair value estimated in accordance with SFAS No. 123(R). The Company accounted for share-based payments awarded to employees through December 31, 2005 using APB Opinion No. 25's intrinsic value method. The adoption of SFAS No. 123(R)'s fair value method resulted in noncash charges of approximately $668,000 (unaudited) for stock-based awards granted to employees during the six months ended June 30, 2006.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of the changes to the new accounting principle. The statement is effective for fiscal years beginning after December 15, 2005. The Company has evaluated the impact of the adoption of SFAS No. 154 and does not believe the impact will be significant to the Company's overall results of operations or financial position.

        In June 2005, the FASB issued as final FASB Staff Position ("FSP") FAS No. 150-5, Issuers Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable. The FSP clarifies that freestanding warrants and similar instruments on shares that are redeemable should be accounted for as liabilities under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, regardless of the timing of the redemption feature or price, even though the underlying shares may be classified as equity. The FSP is effective for the first reporting period beginning after June 30, 2005. Adoption of FSP FAS No. 150-5 did not have a material impact on the Company's financial position and results of operations.

        In September 2005, the Emerging Issues Task Force (the "Task Force") issued EITF Statement 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination ("EITF 05-6"). The Task Force reached a consensus that leasehold improvements acquired in a business combination or that are placed in service significantly after, and not contemplated at or near the beginning of, the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewal periods that are deemed to be reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 applies to leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of the provisions of EITF 05-6 did not have a material impact on the Company's financial position and results of operations.

        In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN No. 48"), which clarifies the accounting for uncertainty in tax positions. FIN No. 48 requires that the Company recognize the impact of a tax position in the financial statements, if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 are effective as of the beginning of the Company's 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting this new standard.

3.    Balance Sheet Components

Property and Equipment, Net

Property and equipment consist of the following (in thousands):

	December 31,
	2004	2005
Leasehold improvements	$165	$303
Equipment	4,454	4,864
Software	460	449

	5,079	5,616
Less: Accumulated depreciation and amortization	(4,026)	(4,506)

	$1,053	$1,110

        Depreciation and amortization expense for the years ended December 31, 2003, 2004 and 2005 was $1.4 million, $860,000 and $729,000, respectively. Depreciation and amortization expense for the six months ended June 30, 2005 (unaudited), 2006 (unaudited) and cumulatively for the period from July 20, 2001 (date of inception) through June 30, 2006 (unaudited) was $382,000, $317,000 and $6.2 million, respectively.

        The Company leases certain assets under capital leases having terms up to 3 years. Assets held by the Company at December 31, 2004 and 2005 under such lease arrangements are included in property and equipment on the balance sheets as follows (in thousands):

	December 31,
	2004	2005
Equipment	$245	$924

	245	924
Less: Accumulated depreciation and amortization	(245)	(401)

	$—	$523

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
	2004	2005
Payroll and related expenses	$820	$1,199
Legal expenses	141	264
Deferred rent	305	171
Sales and use tax	10	103
Other	64	81

	$1,340	$1,818

4.    Short-Term Investments

        The following is a summary of the Company's available-for-sale marketable securities as of December 31, 2004 and 2005 (in thousands):

	Cost	Unrealized Losses	Fair Value
December 31, 2004:
Government securities	$4,894	$—	$4,894
Corporate securities	18,169	—	18,169

Total at December 31, 2004	$23,063	$—	$23,063

December 31, 2005:
Government securities	$39,760	$(16)	$39,744
Corporate securities	3,755	(5)	3,750

Total at December 31, 2005	$43,515	$(21)	$43,494

        At December 31, 2005, the securities bear interest at rates between 2.1% and 6.5% per annum and mature between January and September 2006. Since inception there have been no material realized gains and losses.

5.    Commitments and Contingencies

        The Company leases certain equipment under capital lease arrangements expiring at various dates through November 2008 at interest rates of 2.2% to 7.2%. The capital leases are collateralized by certain assets of the Company.

        The Company rents its office facilities and certain equipment under noncancelable operating leases, which expire at various dates through May 2009. Under the terms of the leases, the Company is responsible for certain taxes, insurance and maintenance expenses. Rent expense for the years ended December 31, 2003, 2004, 2005 and, cumulatively, for the period from July 20, 2001 (date of inception) through June 30, 2006 (unaudited) was $3.0 million, $3.0 million, $3.0 million and $15.0 million, respectively. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

Indemnification

        In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company's exposure under these agreements is unknown because it involves future claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

        Future minimum payments under noncancelable lease obligations as of December 31, 2005 are as follows (in thousands):

	Capital Leases	Operating Leases
2006	$246	$3,166
2007	246	2,421
2008	75	6
2009	—	2

Total minimum lease payments	567	$5,595

Less: Interest	(34)

Present value of minimum lease payments	533

Less: Amount due within one year	(223)

Amount due after one year	$310

Legal Proceedings

        The Company has initiated binding arbitration and related litigation with Johnson & Johnson, Ortho-McNeil Pharmaceutical, Inc., Ortho Pharmaceutical Corporation, The R.W. Johnson Pharmaceutical Research Institute and Johnson & Johnson Pharmaceutical Research and Development, L.L.C., or, collectively, J&J, over ownership of intellectual property related to erythropoietin receptor, or EPO-R, agonists (compounds capable of binding to and activating the EPO-R). This intellectual property is the subject of a number of U.S. and international patents and patent applications assigned to the Company and J&J, including a U.S. patent currently assigned to J&J, several U.S. patents currently assigned to the Company and a European patent application currently assigned to J&J. In this section, the Company refers to the patents and patent applications subject to the arbitration collectively as the "intellectual property in dispute". The Company believes that it is the sole owner or co-owner of the intellectual property in dispute, including a European patent application currently naming J&J as sole owner that may issue in the near future and relates to specified ESA peptide compounds. J&J, on the other hand, alleges that they are the sole owner or co-owner of the intellectual property in dispute, including several U.S. patents on which the Company is currently named as sole owner that relate to specified peptide compounds.

        In June 2004, the Company filed a civil complaint in the Munich Regional Court in the Federal Republic of Germany against J&J alleging that it is an owner or co-owner of J&J's European patent application relating to agonist peptide dimers. In October 2005, J&J filed its response to the Company's complaint, denying its claims of inventorship and ownership. In April 2006, the Company requested the court to dismiss the complaint so that the issues it raised could be resolved pursuant to the arbitration proceeding described below. The court has done so.

        In September 2004, the Company filed a civil complaint in the U.S. District Court for the Northern District of Illinois, or the Illinois case, against J&J alleging claims for correction of inventorship and ownership of the above-referenced patents and patent applications assigned to J&J, for corresponding declaratory and injunctive relief, for breach of contract, and for unjust enrichment and constructive trust. The complaint alleges that the Affymax N.V. scientists are sole or co-inventors of the intellectual property in dispute, including the above-referenced J&J patents and patent applications, and that we are the sole or co-owner of them. The complaint also alleges that J&J breached the three-year Research and Development Agreement between Affymax N.V. and a division of Ortho Pharmaceutical Corporation, a subsidiary of J&J, or the R&D Agreement, by, among other things, engaging in a course of conduct designed to obtain patents for itself and to deny the Company patents on the Affymax scientists' inventions. The complaint further alleges that the Company has suffered damages as a result of J&J's breaches and that J&J has been unjustly enriched through its misconduct and should be subject to the imposition of a constructive trust.

        J&J denied all material claims in the Company's complaint and, among other things, counterclaimed that its employees are the true inventors of the intellectual property in dispute and that it is therefore entitled to sole or co-ownership of the above-referenced patents and patent applications assigned solely or jointly to the Company. J&J also brought related claims for breach of contract, breach of fiduciary duty, unjust enrichment and constructive trust. J&J alleges, among other things, that Affymax N.V., Affymax Technologies, N.V. and Affymax Research Institute, or the Affymax Entities, filed in their own name certain patent applications allegedly claiming inventions of J&J employees without notifying or consulting with J&J, that during patent prosecution the Affymax Entities improperly removed the names of J&J employees from certain patent applications on which those employees had been identified as inventors, and that these and other alleged breaches entitle J&J to damages and waive all rights we may have had to the intellectual property in dispute.

        J&J requested that the Illinois case be dismissed and the matter decided under the R&D Agreement's arbitration provisions. In February 2006, the Illinois court entered an order that the appropriate forum for us and J&J to resolve the inventorship, ownership, breach of contract and related claims was binding arbitration under the American Arbitration Association, or AAA, rules in Illinois. The Illinois court held that the claims pending in the German court were also subject to arbitration and required us to dismiss the German complaint, which the Company has done. The Illinois court further stated that it will retain jurisdiction over the subject matter during the arbitration in Illinois.

        In April 2006, the Company filed a demand for arbitration with the AAA claiming that it is the owner or co-owner of the intellectual property in dispute and alleging claims for correction of inventorship and ownership of the above-referenced patents and patent applications assigned to J&J, for corresponding declaratory and injunctive relief, for breach of contract, for unjust enrichment and constructive trust, and for breach of fiduciary duty. In May 2006, J&J filed its answer and counterclaims, substantially restating their allegations made in the U.S. and German courts. The AAA has accepted the arbitration demand and assigned a case manager. The parties have selected a panel of arbitrators, and the Company anticipates that the proceedings will continue in the near future. The outcome of the matter is uncertain and regardless of outcome, the matter may have an adverse impact on the Company because of legal costs, diversion of management resources and other factors.

        From time to time, the Company is involved in legal proceedings arising in the ordinary course of business. The Company believes there is no other litigation pending that could have, individually or in the aggregate, a material adverse effect on the financial position, results of operations or cash flows.

6.    Preferred Stock

        The Company's Certificate of Incorporation, as amended in February 2006, designates and authorizes 34,609,592 shares of Series A, Series B, Series C and Series D Mandatorily Redeemable Convertible Preferred Stock and 2,120,329 shares of Series E Redeemable Convertible Preferred Stock of which 33,597,930 shares are issued and outstanding as of June 30, 2006 (unaudited). Series A, Series B, Series C and Series D Mandatorily Redeemable Convertible Preferred Stock and Series E Redeemable Convertible Preferred Stock hereinafter are collectively referred to as preferred stock.

        As of December 31, 2004, the preferred stock comprises (in thousands, except share and per share data):

Series	Original Issue Price Per Share	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Liquidation Value Per Share	Liquidation Amount
A	$10.00	2,300,000	2,300,000	$23,000	$10.00	$23,000
B	10.00	5,000,000	5,000,000	49,526	10.00	50,000
C	3.773	11,000,000	10,601,641	39,870	3.773	40,000

		18,300,000	17,901,641	$112,396		$113,000

        As of December 31, 2005, the preferred stock comprises (in thousands, except share and per share data):

Series	Original Issue Price Per Share	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Liquidation Value Per Share	Liquidation Amount
A	$10.00	2,300,000	2,300,000	$23,000	$10.00	$23,000
B	10.00	5,000,000	5,000,000	49,711	10.00	50,000
C	3.773	10,609,592	10,601,641	39,897	3.773	40,000
D	3.773	16,700,000	15,902,464	56,176	5.6595	90,000

		34,609,592	33,804,105	$168,784		$203,000

        As of June 30, 2006 (unaudited), the preferred stock comprises (in thousands, except share and per share data):

Series	Original Issue Price Per Share	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Liquidation Value Per Share	Liquidation Amount
B	$10.00	5,000,000	5,000,000	$49,743	$10.00	$50,000
C	3.773	10,609,592	10,575,137	39,809	3.773	39,900
D	3.773	16,700,000	15,902,464	56,586	5.6595	90,000
E	4.7162	2,120,329	2,120,329	9,982	4.7162	10,000

		34,429,921	33,597,930	$156,120		$189,900

        The holders of preferred stock have various rights and preferences as follows:

Voting

        Other than as set forth in the Certificate of Incorporation or as required by applicable law, the holders of Series A Mandatorily Redeemable Convertible Preferred Stock and Series E Redeemable Convertible Preferred Stock are not entitled to vote. The holders of the Series B, Series C and Series D Mandatorily Redeemable Convertible Preferred Stock have the right to one vote for each share of common stock into which such shares can be converted at the voting date, and with respect to such vote, such holder has full voting rights and powers equal to the voting rights and powers of the holders of common stock. Other than as set forth in the Certificate of Incorporation or as required by applicable law, the holders of the mandatorily redeemable convertible preferred stock vote together with the common stock and not as a separate class or classes.

Dividends

        Holders of the preferred stock are entitled to receive on a pari passu basis, prior and in preference to any declaration or payment of any dividend on the common stock, noncumulative dividends, out of any assets legally available at the per annum rate of 8% of the original issue price per share (as adjusted for certain equity related events), when and if declared by the Board of Directors. No dividends on preferred stock have been declared since inception through June 30, 2006.

Redemption

        At any time after July 11, 2010, (i) the holders of at least a majority of the then outstanding Series A Mandatorily Redeemable Convertible Preferred Stock may request that all shares of Series A Mandatorily Redeemable Convertible Preferred Stock be redeemed or (ii) the holders of at least a majority of the then outstanding Series B, Series C and Series D Mandatorily Redeemable Convertible Preferred Stock may request that all shares of Series B, Series C and Series D Mandatorily Redeemable Convertible Preferred Stock be redeemed, on a pari passu basis, in two equal annual installments. The redemption price will be equal to the original stock issue price of the Series A, Series B, Series C or Series D Mandatorily Redeemable Convertible Preferred Stock (as adjusted for certain equity related events) plus all declared but unpaid dividends on such shares. As of December 31, 2005, the Company has accreted $637,000 related to offering costs on the Series B Mandatorily Redeemable Convertible Preferred Stock, $63,000 related to offering costs on the Series C Mandatorily Redeemable Convertible Preferred Stock and $384,000 related to offering costs and issuance of common stock warrants on the Series D Mandatorily Redeemable Convertible Preferred Stock.

Liquidation

        In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of the Series D Mandatorily Redeemable Convertible Preferred Stock, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A, Series B and Series C Mandatorily Redeemable Convertible Preferred Stock and Series E Redeemable Convertible Preferred Stock, shall be entitled to receive an amount per share equal to the sum of $3.773 (as adjusted for certain equity related events) per share for each outstanding share of Series D Mandatorily Redeemable Convertible Preferred Stock, plus 50% of the original issue price for each outstanding share of Series D Mandatorily Redeemable Convertible Preferred Stock and all declared but unpaid dividends on such shares of Series D Mandatorily Redeemable Convertible Preferred Stock. If the assets and funds thus distributed among the holders of the Series D Mandatorily Redeemable Convertible Preferred Stock are insufficient to permit the payment of the full preferential amounts, then the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Series D Mandatorily Redeemable Convertible Preferred Stock in proportion to their full preferential amounts. After payment of the full amounts from above, the holders of the Series A, Series B and Series C Mandatorily Redeemable Convertible Preferred Stock and Series E Redeemable Convertible Preferred Stock, shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets of this Company to the holders of the Company's common stock, an amount per share equal to $10.00 (as adjusted for certain equity related events) for each outstanding share of Series A and Series B Mandatorily Redeemable Convertible Preferred Stock, an amount per share equal to $3.773 (as adjusted for certain equity related events) for each outstanding share of Series C Mandatorily Redeemable Convertible Preferred Stock and an amount per share equal to $4.7162 (as adjusted for certain equity related events) for each outstanding share of Series E Redeemable Convertible Preferred Stock, and an amount equal to all declared but unpaid dividends on such shares of Series A, Series B and Series C Mandatorily Redeemable Convertible Preferred Stock and Series E Redeemable Convertible Preferred

Stock. If the assets and funds thus distributed among the holders of the Series A, Series B and Series C Mandatorily Redeemable Convertible Preferred Stock and Series E Redeemable Convertible Preferred Stock are insufficient to permit the payment of the full preferential amounts, then the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Series A, Series B and Series C Mandatorily Redeemable Convertible Preferred Stock and Series E Redeemable Convertible Preferred Stock in proportion to their full preferential amounts. The remaining assets, if any, shall be distributed among the holders of the common stock pro rata based on the number of shares of common stock held by each holder.

        Liquidation of the Company occurs upon the sale or exclusive license of all or substantially all of the Company's assets, the transfer or issuance of more than 50% of the voting control of the Company in one or more transactions, or the acquisition or merger of the Company that results in the transfer of more than 50% of the voting control of the Company, unless the holders of at least 70% of Series B, Series C and Series D Mandatorily Redeemable Convertible Preferred Stock vote otherwise and at least 25% shares (as adjusted for certain equity related events) of such stock are outstanding.

Conversion

        Each share of preferred stock is convertible, at the option of the holder, at any time after the date of issuance of such share for such preferred stock according to a conversion ratio, subject to adjustment for dilution. Each share of preferred stock shall be convertible into the number of shares of common stock determined by dividing the applicable original issue price by the conversion price. At June 30, 2006, each share of Series B Mandatorily Redeemable Convertible Preferred Stock is convertible into approximately 1.4753 shares of common stock and each share of Series C and Series D Mandatorily Redeemable Convertible Preferred Stock and Series E Redeemable Convertible Preferred Stock is convertible into one share of common stock.

        Each share of preferred stock automatically converts into the number of shares of common stock into which such shares are convertible upon the earlier of any of the following events: (i) affirmative election of the holders of a majority of the Series B, Series C and Series D Mandatorily Redeemable Convertible Preferred Stock then outstanding voting as a single class and at least 66 2/3% of the holders of the Series D Mandatorily Redeemable Convertible Preferred Stock then outstanding, voting as a separate class, or (ii) the closing of a firm commitment underwritten public offering with managing underwriters acceptable to the holders of a majority of the Series B, Series C and Series D Mandatorily Redeemable Convertible Preferred Stock based on an effective registration statement under the Securities Act of 1933 for the issuance of common stock having a price per share greater than the issue price of the Series D Mandatorily Redeemable Convertible Preferred Stock, gross offering proceeds to the Company of at least $40 million and a pre-offering market capitalization of at least $200 million. In the event that the Company proposes to undertake a qualified financing, the corporation shall give each holder of Series A, B, C and D Mandatorily Redeemable Convertible Preferred Stock a written notice of its intention to undertake such qualified financing, and offering each holder its right to purchase its pro rata share of the shares to be issued in such qualified financing.

        At December 31, 2004, 2005 and June 30, 2006, the Company had reserved 21,219,350, 37,129,765 and 35,982,356, respectively, shares of common stock for the conversion of the preferred stock.

        In April 2006, the holders of Series A Mandatorily Redeemable Convertible Preferred Stock voluntarily elected to convert their shares of preferred stock at a conversion ratio of approximately 1.4753 shares of common stock for each share of preferred stock, for an aggregate number of 3,393,180 shares of the Company's common stock.

7.    Common Stock

        The Company's Certificate of Incorporation, as amended on July 8, 2005, authorizes the Company to issue 50,500,000 shares of $0.0001 par value common stock. A portion of the shares sold are subject to a right of repurchase at the original issuance price by the Company, which lapses over the vesting period of the original stock option. At December 31, 2004 and 2005, the Company had a total of 638 and 7,022 shares subject to repurchase by the Company, respectively.

        The Company's Certificate of Incorporation, as amended on February 15, 2006 in connection with the issuance of Series E Redeemable Convertible Preferred Stock, authorizes the Company to issue 50,750,000 shares of $0.0001 par value common stock. A portion of the shares sold are subject to a right of repurchase at the original issuance price by the Company, which lapses over the vesting period of the original stock option. At June 30, 2006, the Company had a total of 160,078 shares subject to repurchase by the Company.

8.    Stock-Based Compensation

Stock Option and Stock Issuance Plan

        In September 2001, the Company adopted the 2001 Stock Option/Stock Issuance Plan (the "Plan"). The Plan provides for both the granting of stock options and issuing shares of stock to employees and consultants of the Company. Stock options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees. Nonqualified stock options ("NSO") may be granted to Company employees, directors and consultants. Stock issued under the Plan may be issued to employees, directors and consultants. Stock options under the Plan may be granted for periods of up to ten years and at prices no less than the fair market value for ISO's and 85% of the fair market value for NSO's, as determined by the Board of Directors. The exercise price of an ISO or NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. To date, stock options granted generally become exercisable over four years. As of December 31, 2005, the Company has reserved 5,226,623 shares of common stock for issuance under the Plan. The Company issues new shares of common stock upon exercise of stock options.

Stock-Based Compensation Before Adoption of SFAS No. 123(R)

        Prior to January 1, 2006 the Company accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations, including the Financial Accounting Standards Board ("FASB") Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the Company's common stock and the exercise price of the stock option.

        Had compensation cost for the Company's employee stock-based compensation arrangements been determined based upon the fair value of each stock option on the date of grant consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net loss attributable to common stockholders and pro forma net loss per common share under SFAS No. 123 would have been as follows (in thousands, except per share data):

				Cumulative Period From July 20, 2001 (Date of Inception) to December 31, 2005
	Year Ended December 31,
	2003	2004	2005
				(unaudited)
Net loss attributable to common stockholders, as reported	$(28,361)	$(21,503)	$(33,173)	$(121,545)
Add: Employee stock-based compensation based on intrinsic value method included in reported net loss	—	—	4,001	4,001
Deduct: Employee stock-based compensation determined under fair value based method	(125)	(98)	(115)	(527)

Pro forma net loss attributable to common stockholders	$(28,486)	$(21,601)	$(29,287)	$(118,071)

Net loss per common share, basic and diluted:
As reported	$(25.77)	$(17.59)	$(25.41)

Pro forma	$(25.88)	$(17.67)	$(22.43)

        The above pro forma effects on net loss may not be representative of the effects on net loss for future years as stock option grants typically vest over several years and additional stock options are generally granted each year.

        The Company estimated the fair value of the stock options using the minimum value method in accordance with the provisions of SFAS No. 123. The fair value of the stock options was estimated at the grant date with the following assumptions:

				Cumulative Period From July 20, 2001 (Date of Inception) to December 31, 2005
	Year Ended December 31,
	2003	2004	2005
				(unaudited)
Expected term (in years)	4	4	6	4.12
Dividend yield	0%	0%	0%	0%
Risk-free interest rate	2.29%-3.02%	2.83%-3.72%	3.92%-4.34%	2.29%-4.55%

        The weighted-average grant date fair value per share of employee stock options granted during the years ended December 31, 2003, 2004, 2005 and, cumulatively, for the period from July 10, 2001 (date of inception) through December 31, 2005 was $0.02, $0.03, $2.20 and $0.19, respectively.

        Pro forma disclosures for the six months ended June 30, 2006 are not presented because stock-based employee compensation was accounted for under SFAS No. 123(R)'s fair-value method during this period.

Stock-Based Compensation After Adoption of SFAS No. 123(R) (Unaudited)

        Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, using the prospective transition method, which requires the measurement and recognition of compensation expense for all share-based payment awards granted, modified and settled to the Company's employees and directors after January 1, 2006. The Company's financial statements as of and for the six months ended June 30, 2006 reflect the impact of SFAS No. 123(R). In accordance with the prospective transition method, the Company's financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). Stock-based compensation expense recognized during the six months ended June 30, 2006 includes:

  •
  compensation expense for stock-based awards granted to employees subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R) of $668,000;

  •
  amortization of deferred stock-based compensation based on the intrinsic value method for stock options granted to employees during the year ended December 31, 2005 of $22,000;

  •
  stock-based compensation expense in connection with the repricing of employee stock options in September 2003 of $4.4 million; and

  •
  compensation expense for stock-based awards granted to non-employees prior and subsequent to January 1, 2006 that were earned during the six months ended June 30, 2006 of $453,000.

        The effect of the change of recording stock-based compensation expense from the original provisions of SFAS No. 123 to the provisions of SFAS No. 123(R) for the six months ended June 30, 2006 is as follows:

Impact from SFAS No. 123(R) Provisions for Six Months Ended June 30, 2006
(unaudited)
(in thousands of dollars, except per share data)
Operating expenses
Research and development	$135
General and administrative	533

Total stock-based compensation expense	$668

Effect on basic and diluted net loss per common share	$0.22

        No income tax benefit has been recognized relating to stock-based compensation expense and no tax benefits have been realized from exercised stock options. The implementation of SFAS No. 123(R) did not have an impact on cash flows from financing activities during the six months ended June 30, 2006.

        During the six months ended June 30, 2006, the Company granted 2,027,891 stock options to employees with a weighted-average grant date fair value of $3.34 per share. As of June 30, 2006, there was unrecognized compensation costs of $5.2 million related to these stock options. The cost is expected to be recognized over a weighted-average amortization period of 3.51 years.

        The Company estimated the fair value of employee stock options using the Black-Scholes valuation model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of employee stock options was estimated using the following weighted-average assumptions for the six months ended June 30, 2006:

Six Months Ended June 30, 2006
(unaudited)
Expected volatility	88%
Risk-free interest rate	4.60%
Dividend yield	0.00%
Expected term (in years)	5.77

        The expected term of stock options represents the average period the stock options are expected to remain outstanding and is based on the expected terms for industry peers as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. The expected stock price volatility for the Company's stock options for the six months ended June 30, 2006 was determined by examining the historical volatilities for industry peers and using an average of the historical volatilities of the Company's industry peers as the Company did not have any trading history for the Company's common stock. The Company will continue to analyze the historical stock price volatility and expected term assumption as more historical data for the Company's common stock becomes available. The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company's stock options. The expected dividend assumption is based on the Company's history and expectation of dividend payouts.

        In addition, SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience. Prior to the adoption of SFAS No. 123(R), the Company accounted for forfeitures as they occurred.

  Stock Option Activity

        The following tables summarize information about stock options granted and stock issued from July 20, 2001 (date of inception) through June 30, 2006 and stock options outstanding and exercisable and options vested at June 30, 2006:

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted-Average Exercise Price
Shares authorized	1,700,000	—	—
Options granted	(942,150)	942,150	$1.00
Options exercised	—	(13,380)	1.00
Options forfeited	115,471	(115,471)	1.00
Options cancelled	13,500	(13,500)	1.00
Stock issuance	(16,855)	—

Balances at December 31, 2001	869,966	799,799	1.00
Additional shares authorized	625,000	—	—
Options granted	(1,471,000)	1,471,000	1.00
Options exercised	—	(490,425)	1.00
Options forfeited	163,589	(163,589)	1.00
Options cancelled	32,547	(32,547)	1.00
Stock issuance	(45,484)	—	—
Stock repurchased	450,000	—	—

Balances at December 31, 2002	624,618	1,584,238	1.00
Options granted	(980,845)	980,845	0.26
Options exercised	—	(13,281)	0.72
Options forfeited	747,615	(747,615)	1.00
Options cancelled	307,677	(307,677)	1.00
Stock issuance	(8,750)	—	—

Balances at December 31, 2003	690,315	1,496,510	0.52
Additional shares authorized	1,374,000	—	—
Options granted	(1,323,583)	1,323,583	0.20
Options exercised	—	(90,533)	0.20
Options forfeited	16,437	(16,437)	0.20
Options cancelled	3,334	(3,334)	0.20
Stock issuance	(62,588)	—	—
Stock repurchased	13,125	—	—

Balances at December 31, 2004	711,040	2,709,789	0.20

Additional shares authorized	1,527,623	—	—
Options granted	(283,900)	283,900	0.20
Options exercised	—	(53,000)	0.20
Options forfeited	140,000	(140,000)	0.20

Balances at December 31, 2005	2,094,763	2,800,689	0.20
Additional shares authorized (unaudited)	1,122,500	—	—
Options granted (unaudited)	(2,082,891)	2,082,891	1.09
Options exercised (unaudited)	—	(572,554)	0.21
Options forfeited (unaudited)	12,629	(12,629)	0.27

Balances at June 30, 2006 (unaudited)	1,147,001	4,298,397	$0.63

        Total options outstanding, including unvested early exercised options, at June 30, 2006 (unaudited) are as follows:

Options Outstanding
Options outstanding at June 30, 2006	4,298,397
Unvested early exercised options	(160,078)

Total options outstanding, including unvested early exercised options at June 30, 2006	4,138,319

        The options outstanding and vested by exercise price at December 31, 2004 are as follows:

Options Outstanding and Exercisable			Options Vested
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (in Years)	Number Vested	Weighted-Average Exercise Price
$0.20	2,709,789	8.75	743,124	$0.20

        The options outstanding and vested by exercise price at December 31, 2005 are as follows:

Options Outstanding and Exercisable			Options Vested
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life (in Years)	Number Vested	Weighted-Average Exercise Price
$0.20	2,800,689	7.83	1,457,932	$0.20

        The options outstanding and vested by exercise price at June 30, 2006 (unaudited) are as follows:

Options Outstanding and Exercisable				Options Vested
Exercise Price	Number Outstanding and Exercisable	Weighted-Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value	Number Vested	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
$0.20	2,221,919	7.57		1,231,687	$0.20	7.27
1.09	2,076,478	9.61		148,107	1.09	9.62

	4,298,397		$5,771,000	1,379,794	$0.30		$415,000

        The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company's common stock for stock options that were in-the-money at June 30, 2006. The total intrinsic value of stock options exercised during the six months ended June 30, 2006 was $4.6 million determined at the date of each stock option exercise.

  Deferred Stock-Based Compensation

        In July 2003, the Company determined the fair value of common stock to be $0.20 per share. During September 2003, the Company approved the repricing of existing employee stock options from $1.00 to $0.20 per share, which was deemed to be the fair market value. As a result of the repricing, stock options are subject to variable accounting. Accordingly, subsequent increases in the value of the common stock will result in additional compensation expense. At December 31, 2005, the fair value of the common stock was $3.50 per share and approximately 1,272,000 repriced stock options remain outstanding. During the year ended December 31, 2005, the Company has recorded deferred stock-based compensation related to these stock options of $4.2 million and recorded amortization of such deferred stock-based compensation of $4.0 million.

        During the year ended December 31, 2005 the Company issued stock options to certain employees under the Plan with exercise prices below the fair value of the Company' common stock at the date of grant. The Company estimated the fair value of its common stock based upon several factors, including progress and milestones attained in its business. In accordance with the requirements of APB No. 25, the Company has recorded deferred stock-based compensation for the difference between the exercise price of the stock option and the fair value of the Company's stock at the date of grant. This deferred stock-based compensation is amortized to expense on a straight-line basis over the period during which the options vest, generally four years. During the year ended December 31, 2005, the Company has recorded deferred stock-based compensation related to these stock options of $195,000, net of cancellations, and recorded amortization of such deferred stock-based compensation of $28,000.

        The Company granted stock options to employees with exercise prices below the fair value on the date of grant as follows (unaudited):

Grant Date	Number of Options Granted	Exercise Price Per Share	Fair Value Per Share	Intrinsic Value Per Share
January 19, 2005	65,100	$0.20	$0.97	$0.77
April 20, 2005	39,000	$0.20	$1.64	$1.44
July 26, 2005	140,000	$0.20	$2.35	$2.15
October 12, 2005	32,800	$0.20	$2.92	$2.72
February 7, 2006	642,891	$1.09	$3.78	$2.69
February 10, 2006	1,385,000	$1.09	$3.80	$2.71

  Warrants

        In connection with an equipment lease agreement, the Company issued a warrant in January 2005 to purchase 7,951 shares of Series C Mandatorily Redeemable Convertible Preferred Stock at a price of $3.773 per share to the lessor. The warrant expires in January 2012 or five years from the effective date of the Company's initial public offering, whichever is longer. The fair value of the warrant of $3,000 was recorded as interest expense. The warrant remains outstanding at December 31, 2005. In accordance with FSP FAS No. 150-5, the fair value of the warrants is included in long-term liabilities on the balance sheet.

        In connection with the sale of Series D Mandatorily Redeemable Convertible Preferred Stock, the Company issued warrants in July 2005 to purchase 1,532,405 shares of common stock at a price of $4.25 per share to certain investors. The warrants expire upon the earlier of July 2010, on the effective date of the Company's initial public offering, a sale of all or substantially all of the assets or a change of control. The allocated fair value of the warrants of $1.9 million was recorded as a reduction to the carrying value of the Series D Mandatorily Redeemable Convertible Preferred Stock. The fair value of the warrants was determined using the Black-Scholes valuation model with the following assumptions: volatility of 87%, risk-free interest rate of 3.79%, dividend yield of 0%, exercise price of $4.25, and an expected term of 5 years. The warrants remain outstanding at December 31, 2005.

        In connection with the sale of Series D Mandatorily Redeemable Convertible Preferred Stock, the Company issued a warrant in July 2005 to purchase 220,316 shares of common stock at a price of $1.14 per share to an investment bank. The warrant expires upon the earlier of 2012, on the effective date of the Company's initial public offering, a sale of all or substantially all of the assets or a change of control. The allocated fair value of the warrant of $412,000 was recorded as a reduction to the carrying value of the Series D Mandatorily Redeemable Convertible Preferred Stock. The fair value of the warrant was determined using the Black-Scholes valuation model with the following assumptions: volatility of 94%, risk-free interest rate of 4.02%, dividend yield of 0%, exercise price of $1.14, and an expected term of 7 years. The warrant remains outstanding at December 31, 2005.

  Nonemployee Stock-Based Compensation

        Stock-based compensation expense related to stock options granted and common stock issued to nonemployees is recognized as the stock options are earned. The Company believes that the estimated fair value of the stock options is more readily measurable than the fair value of the services received. The fair value of stock options granted to nonemployees is calculated at each grant date and remeasured at each reporting date. The stock-based compensation expense related to a grant will fluctuate as the fair value of the Company's common stock fluctuates over the period from the grant date to the vesting date. The Company has recorded stock-based compensation expense of $3,000, $13,000, $300,000 and $887,000 for the years ended December 31, 2003, 2004, 2005 and for the cumulative period from July 20, 2001 (date of inception) through June 30, 2006 (unaudited).

9.    Related Party Transactions

  Employee Loans

        The Company assumed two notes receivable from employees in the amount of $100,000 each. Each note is collateralized by the deed to the respective home. Interest accrues at the rate of 5.5% and 8.0% per annum for the two notes. Accrued interest is forgiven on each note's anniversary date, if the employee is still in good standing with the Company. The two notes become due in June 2007, or will be forgiven on the date, if ever, the Company becomes subject to the reporting requirements of the Security Exchange Commission in connection with the Company's initial public offering of its common stock.

10.    Development and Commercialization Agreements with Takeda

        In February 2006, the Company entered into a collaboration to develop and commercialize Hematide in Japan with Takeda. Pursuant to this agreement, Takeda paid the Company approximately $27 million, consisting of $17 million in upfront licensing fees and approximately $10 million for the purchase of 2,120,329 shares of the Company's Series E Redeemable Convertible Preferred Stock at a price of $4.7162 per share. In addition, the Company is eligible to receive clinical and regulatory milestone payments of up to an aggregate of $75 million upon Takeda's successful achievement of clinical development and regulatory milestones in Japan. Takeda is responsible for all development and commercialization costs in Japan and will purchase the active pharmaceutical ingredient ("API") for Hematide from the Company. Assuming Hematide is approved and launched in Japan, the Company will receive a royalty from Takeda on Hematide sales in Japan.

        In June 2006, the Company extended its collaboration with Takeda to develop and commercialize Hematide worldwide. Under the collaboration, the companies will co-develop and co-commercialize Hematide in the U.S. Takeda received an exclusive license to develop and commercialize Hematide outside of the U.S. Beginning January 1, 2007, Takeda will bear the first $50 million of third-party expenses related to clinical development in pursuit of U.S. regulatory approval of Hematide. Thereafter, Takeda will bear 70% of the third-party U.S. clinical development expenses, while the Company will assume 30% of these expenses. Under the June 2006 agreement, Takeda paid the Company an upfront license fee of $105 million, and the Company is eligible to receive from Takeda up to an aggregate of $280 million upon the successful achievement of clinical development and regulatory milestones. Further, the Company may receive from Takeda up to an aggregate of $150 million upon the achievement of certain worldwide annual net sales milestones. The Company and Takeda will share equally in the net profits and losses of Hematide in the United States. Takeda will pay the Company a variable royalty based on annual net sales of Hematide outside the United States.

        Revenues from these collaboration agreements include nonrefundable license fees, manufacture and supply of active pharmaceutical ingredients, milestones, reimbursement of third party U.S. clinical development expenses and royalties.

        The Company will recognize revenue from non-refundable, upfront fees and other non-substantive milestone payments ratably over the term of its performance under the agreements, which is estimated to be twenty years from the effective date.

        The Company will recognize revenue from the manufacture and supply of the active pharmaceutical ingredient for Hematitde upon delivery, if all other SAB 104 criteria for revenue recognition are met. Revenue recognized will be limited to the Company's cost of manufacturing and any profit margin will be deferred and recognized ratably over the term of its performance as discussed above.

        The Company will recognize revenue from reimbursement of third-party U.S. clinical development expenses when earned.

        The Company will recognize royalties for sales of Hematide outside the U.S. and profit sharing related to sales in the U.S. when earned and all SAB 104 criteria are met.

        The Company has recognized $127,000 of revenue related to the manufacture and supply of Hematide API to Takeda during the 6 months ended June 30, 2006.

11.    Income Taxes

        Deferred tax assets consist of the following (in thousands):

	December 31,
	2004	2005
Net operating loss carryforwards	$8,521	$9,898
Federal and State credit carryforwards	2,537	4,025
Depreciation and amortization	17,228	24,592
Capitalized start up costs	8,542	11,242
Accrued liabilities and allowances	446	222

Gross deferred tax assets	37,274	49,979
Deferred tax liability	—	—

Net deferred tax asset	37,274	49,979
Less: Valuation allowance	(37,274)	(49,979)

Net deferred tax assets	$—	$—

        Based on the available objective evidence, management believes it is more likely than not that the deferred tax assets are not realizable. Accordingly, the Company has provided a full valuation allowance against its deferred tax assets at December 31, 2005 and 2004. The change in the valuation allowance was approximately $11.9 million, $9.3 million and $12.7 million for the years ended December 31, 2003, 2004 and 2005, respectively.

        As of December 31, 2005, the Company has net operating loss carryforwards of approximately $24.9 million for federal and $24.3 million for state tax purposes. If not utilized, these carryforwards will begin to expire beginning in 2021 for federal purposes and 2013 for state purposes.

        The Company has federal and state research credit carryforwards of approximately $2.3 million and $2.5 million, respectively. If not utilized, the federal carryforward will expire in various amounts beginning in 2021. The California credit can be carried forward indefinitely.

        The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be restricted.

        As of December 31, 2005, the Company has $48.5 million of capitalized research and development costs, in excess of book basis, under Internal Revenue Code §59(e). These costs will be amortized over a ten year period beginning with the month of the expenditure.

        As of December 31, 2005, the Company has $28.2 million of capitalized start-up costs, in excess of book basis, under Internal Revenue Code §195. Such costs capitalized on or before October 22, 2004, will be amortized over a period of 60 months beginning with the month the Company has an active trade or business. Start-up costs capitalized after October 22, 2004, will be amortized over a 180 month period beginning with the month the Company has an active trade or business.

        As of December 31, 2005, the Company has $12.8 million of capitalized intangible assets, in excess of book basis, under Internal Revenue Code §197. These costs will be amortized over a fifteen year period beginning with the month the intangible asset was acquired.

12.    Pro Forma Common Shares Outstanding and Pro Forma Net Loss Per Common Share (unaudited)

        The calculation of pro forma basic and diluted net loss per common share assumes the conversion of all outstanding shares of preferred stock into shares of common stock using the as-if-converted method, as if such conversion had occurred as of the beginning of the period or the original issuance date, if later.

	Year Ended December 31, 2005	Six Months Ended June 30, 2006
	(in thousands, except per share data)
Numerator:
Net loss	$(32,576)	$(40,063)

Denominator:
Weighted-average number of common shares outstanding used in computing basic and diluted net loss per common share	1,306	3,074
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock	28,800	35,506

Denominator for pro forma basic and diluted net loss per common share	30,106	38,580

Pro forma basic and diluted net loss per common share	$(1.08)	$(1.04)

13.    Subsequent Events

        In July 2006, the Company paid Nektar Therapeutics AL Corporation a $17.6 million milestone payment in connection with a license agreement related to Hematide. The payment was triggered by the collaboration agreement signed with Takeda in February and June 2006. The $17.6 million payment was recorded as research and development expenses during the six months ended June 30, 2006 as technological feasibility for Hematide has not been established and there is no alternative future use.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq Global Market filing fee.

Amount to be Paid
SEC registration fee	$12,305
NASD filing fee	12,000
Nasdaq Global Market initial listing fee	100,000
Blue sky qualification fees and expenses	10,000
Printing and engraving expenses	300,000
Legal fees and expenses	1,000,000
Accounting fees and expenses	600,000
Transfer agent and registrar fees and expenses	10,400
Miscellaneous expenses	155,295

Total	$2,200,000

Item 14. Indemnification of Directors and Officers.

        We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the completion of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

  •
  transaction from which the director derives an improper personal benefit,

  •
  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law,

  •
  unlawful payment of dividends or redemption of shares, or

  •
  breach of a director's duty of loyalty to the corporation or its stockholders.

        Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

        Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys' fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of Affymax or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

        At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

        We have entered into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

        Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.1
Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering	3.3
Form of Amended and Restated Bylaws to be effective upon completion of this offering	3.5
Amended and Restated Investor Rights Agreement, dated February 16, 2006, by and between the Registrant and certain of its stockholders	4.4
Form of Indemnification Agreement for Directors and Executive Officers	10.1

Item 15. Recent Sales of Unregistered Securities.

        The following list sets forth information regarding all securities sold by us since July 2001. All share amounts have been retroactively adjusted to give effect to a one-for-        reverse stock split of the registrant's common stock and preferred stock to be effected before the completion of this offering.

  (1)
  On August 13, 2001, we issued and sold an aggregate of 2,300,000 shares of Series A preferred stock to a total of four institutional and accredited investors for aggregate consideration of certain assets valued at $23,000,000. On April 6, 2006 and April 7, 2006, all of the holders of our Series A preferred stock exercised their right to convert such shares to shares of our common stock.

  (2)
  On August 13, 2001, we issued and sold an aggregate of 5,000,000 shares of Series B preferred stock to a total of thirteen institutional and accredited investors for aggregate consideration of $50,000,000. Upon completion of this offering, the shares will convert into 7,376,475 shares of common stock.

  (3)
  On August 13, 2001 we issued and sold an aggregate of 1,000,000 shares of our common stock to a total of ten institutional and accredited investors for aggregate consideration of $1,000,000.

  (4)
  In May 2003 and April 2004, we issued and sold to investors an aggregate of 10,601,641 shares of Series C preferred stock for an aggregate consideration of $40,000,000.

  (5)
  On January 1, 2005, in connection with the entry into a Master Lease Line Commitment Agreement dated January 1, 2005, as supplemented January 1, 2005, we issued and sold a warrant to purchase an aggregate of 7,951 shares of our Series C preferred stock to an institutional and accredited investor. The warrant is currently exercisable in whole or in part and shall terminate on the later of the seventh anniversary after the issue date or five years after the closing of this offering.

  (6)
  On July 11, 2005, we issued and sold an aggregate of 15,902,464 shares of Series D preferred stock to a total of twenty-five institutional and accredited investors for consideration of approximately $60,000,000.

  (7)
  On July 11, 2005, in connection with our Series D preferred stock financing, we issued and sold warrants to purchase an aggregate of 1,752,721 shares of our common stock to a total of eleven institutional and accredited investors. The warrants have a weighted average exercise price of $3.86 per share. These warrants will be deemed automatically net exercised upon the closing of this offering based upon an assumed initial public offering price of $                         per share price.

  (8)
  On February 16, 2006, we issued and sold an aggregate of 2,120,329 shares of Series E preferred stock to Takeda for consideration of approximately $10,000,000.

  (9)
  Since our inception through August 15, 2006, we have granted options under our 2001 Stock Option/Stock Issuance Plan, or 2001 Plan, to purchase 7,956,969 shares of common stock and we have granted stock awards under our 2001 Plan in an aggregate amount of 133,677 shares to employees, directors and consultants, having exercise prices ranging from $0.20 to $4.71 per share. Of the options granted, options to purchase 951,300 shares of common stock have been exercised for aggregate consideration of $270,472.05, at exercise prices ranging from $0.20 to $4.71 per share.

        The offers, sales and issuances of the securities described in Items 15(1) through 15(8) were exempt from registration under the Securities Act under Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

        The offers, sales and issuances of the securities described in Item 15(9) were exempt from registration under the Securities Act under Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701, except that one option for an aggregate of 10,000 shares was issued to a non-natural person and was exempt from registration under the Securities Act under Section 4(2) of the Securities Act. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our 2001 Stock Option/Stock Issuance Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a)
Exhibits.

Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement
3.1†	Amended and Restated Certificate of Incorporation, filed February 16, 2006 currently in effect
3.2**	Form of Certificate of Amendment of Amended and Restated Certificate of Incorporation
3.3**	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering
3.4†	Bylaws currently in effect
3.5**	Form of Amended and Restated Bylaws to be effective upon completion of this offering
4.1	Reference is made to exhibits 3.1 through 3.5
4.2**	Specimen Common Stock Certificate
4.3†	Warrant to purchase shares of Series C Preferred Stock
4.4**	Amended and Restated Investor Rights Agreement, dated , 2006, by and between the Registrant and certain of its stockholders
5.1**	Opinion of Cooley Godward LLP
10.1+†	Form of Indemnification Agreement for Directors and Executive Officers
10.2+†	2001 Stock Option/Stock Issuance Plan
10.3+†	Form of Notice of Grant of Stock Option, Form of Stock Option Agreement and Form of Stock Purchase Agreement under 2001 Stock Option/Stock Issuance Plan
10.4+†	Form of Stock Issuance Agreement under 2001 Stock Option/Stock Issuance Agreement
10.5+†	2006 Equity Incentive Plan

10.6+†	Form of Option Grant Notice and Form of Option Agreement under 2006 Equity Incentive Plan
10.7+†	2006 Employee Stock Purchase Plan
10.8+†	Form of Offering Document under 2006 Employee Stock Purchase Plan
10.9+†	Employment Agreement, dated June 10, 2003, by and between the Registrant and Arlene M. Morris
10.10+†	Executive Employment Agreement, dated November 17, 2005, by and between the Registrant and Paul B. Cleveland
10.11+†	Executive Employment Agreement, dated March 4, 2004, by and between the Registrant and Robert B. Naso
10.12+†	Executive Employment Agreement, dated August 9, 2005, by and between the Registrant and Ali Mahdavi
10.13+†	Summary of Non-Employee Director Compensation Program
10.14†	Research and Development/Office Lease, dated May 30, 1990, by and between Miranda Associates and Affymax Research Institute
10.15†	First Amendment to Lease, dated November 16, 1999, by and between Spieker Properties, L.P., successor in interest to Miranda Associates, and Affymax Research Institute
10.16†	Second Amendment to Lease, dated December 20, 1999, by and between Spieker Properties, L.P. and Affymax Research Institute
10.17†	Third Amendment, dated December 31, 2001, by and between EOP-Foothill Research Center, L.L.C., successor by merger to Spieker Properties L.P., and the Registrant
10.18*†	EPO Receptor License Agreement, dated September 5, 1996, by and between the Registrant and Genetics Institute, Inc.
10.19*†	License Agreement (Therapeutic Products), dated June 28, 1996, by and between the Registrant, Dyax Corp. and Protein Engineering Corporation
10.20*†	License Agreement, dated July 25, 2001, by and between the Registrant and Dyax Corp.
10.21*†	License Agreement, dated July 27, 2001, by and between the Registrant, Glaxo Group Limited, SmithKline Beecham Corporation, Affymax N.V., Affymax Research Institute and Affymax Technologies N.V.
10.22*†	License Agreement, dated August 13, 2001, by and between the Registrant and XOMA Ireland Limited
10.23*†	License, Manufacturing, and Supply Agreement, dated April 8, 2004, by and between the Registrant and Nektar Therapeutics AL, Corporation (previously filed as Exhibit No. 10.26)
10.24*†	Letter Agreement, dated September 20, 2004, by and between the Registrant and EntreMed, Inc. (previously filed as Exhibit No. 10.27)
10.25†	Extension of Letter Agreement for TFPI Product Candidates, dated August 23, 2005, by and between the Registrant and EntreMed, Inc. (previously filed as Exhibit No. 10.28)
10.26†	Second Extension of Letter Agreement for TFPI Product Candidates, dated December 19, 2005, by and between the Registrant and EntreMed, Inc. (previously filed as Exhibit No. 10.29)
10.27†	Third Extension of Letter Agreement for TFPI Product Candidates, dated February 28, 2006, by and between the Registrant and EntreMed, Inc. (previously filed as Exhibit No. 10.30)
10.28†	Fourth Extension of Letter Agreement for TFPI Product Candidates, dated May 24, 2006, by and between the Registrant and EntreMed, Inc. (previously filed as Exhibit No. 10.31)
10.29*†	Collaboration and License Agreement, dated February 13, 2006, by and between the Registrant and Takeda Pharmaceutical Company Limited (previously filed as Exhibit No. 10.32)

10.30*†	Collaboration and License Agreement, dated June 27, 2006, by and between the Registrant and Takeda Pharmaceutical Company Limited (previously filed as Exhibit No. 10.33)
10.31†	Research and Development Agreement, dated April 2, 1992, by and between the Registrant and The R.W. Johnson Pharmaceutical Research Institute (previously filed as Exhibit No. 10.34)
23.1	Consent of independent registered public accounting firm
23.2**	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1
24.1	Power of Attorney.
†
Previously filed.

**
To be filed by amendment.

+
Indicates management contract or compensatory plan.

*
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(b)
Financial Statement Schedules.

        No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 1st day of September, 2006.

AFFYMAX, INC.
By:	/s/ PAUL B. CLEVELAND Paul B. Cleveland Executive Vice President, Corporate Development and Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arlene M. Morris and Paul B. Cleveland, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ARLENE M. MORRIS* Arlene M. Morris	President, Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	September 1, 2006
/s/ PAUL B. CLEVELAND Paul B. Cleveland	Executive Vice President, Corporate Development and Chief Financial Officer (Principal Financial Officer)	September 1, 2006
/s/ ALI MAHDAVI Ali Mahdavi	Vice President, Finance and Administration (Principal Accounting Officer)	September 1, 2006
/s/ JOHN P. WALKER* John P. Walker	Member of the Board of Directors	September 1, 2006

/s/ NICHOLAS G. GALAKATOS, PH.D.* Nicholas G. Galakatos, Ph.D.	Member of the Board of Directors	September 1, 2006
/s/ KATHLEEN LAPORTE* Kathleen LaPorte	Member of the Board of Directors	September 1, 2006
/s/ ELIZABETH CZEREPAK* Elizabeth Czerepak	Member of the Board of Directors	September 1, 2006
/s/ HIRONORI HOZOJI* Hironori Hozoji	Member of the Board of Directors	September 1, 2006
/s/ R. LEE DOUGLAS* R. Lee Douglas	Member of the Board of Directors	September 1, 2006
/s/ TED W. LOVE* Ted W. Love	Member of the Board of Directors	September 1, 2006
*By:	/s/ PAUL B. CLEVELAND Paul B. Cleveland Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	**	Form of Underwriting Agreement
3.1†		Amended and Restated Certificate of Incorporation, filed February 16, 2006 currently in effect
3.2	**	Form of Certificate of Amendment of Amended and Restated Certificate of Incorporation
3.3	**	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering
3.4	†	Bylaws currently in effect
3.5	**	Form of Amended and Restated Bylaws to be effective upon completion of this offering
4.1		Reference is made to exhibits 3.1 through 3.5
4.2	**	Specimen Common Stock Certificate
4.3	†	Warrant to purchase shares of Series C Preferred Stock
4.4	**	Amended and Restated Investor Rights Agreement, dated , 2006, by and between the Registrant and certain of its stockholders
5.1	**	Opinion of Cooley Godward LLP
10.1	+†	Form of Indemnification Agreement for Directors and Executive Officers
10.2	+†	2001 Stock Option/Stock Issuance Plan
10.3	+†	Form of Notice of Grant of Stock Option, Form of Stock Option Agreement and Form of Stock Purchase Agreement under 2001 Stock Option/Stock Issuance Plan
10.4	+†	Form of Stock Issuance Agreement under 2001 Stock Option/Stock Issuance Agreement
10.5	+†	2006 Equity Incentive Plan
10.6	+†	Form of Option Grant Notice and Form of Option Agreement under 2006 Equity Incentive Plan
10.7	+†	2006 Employee Stock Purchase Plan
10.8	+†	Form of Offering Document under 2006 Employee Stock Purchase Plan
10.9	+†	Employment Agreement, dated June 10, 2003, by and between the Registrant and Arlene M. Morris
10.10	+†	Executive Employment Agreement, dated November 17, 2005, by and between the Registrant and Paul B. Cleveland
10.11	+†	Executive Employment Agreement, dated March 4, 2004, by and between the Registrant and Robert B. Naso
10.12	+†	Executive Employment Agreement, dated August 9, 2005, by and between the Registrant and Ali Mahdavi
10.13	+†	Summary of Non-Employee Director Compensation Program
10.14	†	Research and Development/Office Lease, dated May 30, 1990, by and between Miranda Associates and Affymax Research Institute
10.15	†	First Amendment to Lease, dated November 16, 1999, by and between Spieker Properties, L.P., successor in interest to Miranda Associates, and Affymax Research Institute
10.16	†	Second Amendment to Lease, dated December 20, 1999, by and between Spieker Properties, L.P. and Affymax Research Institute
10.17	†	Third Amendment, dated December 31, 2001, by and between EOP-Foothill Research Center, L.L.C., successor by merger to Spieker Properties L.P., and the Registrant
10.18	*†	EPO Receptor License Agreement, dated September 5, 1996, by and between the Registrant and Genetics Institute, Inc.
10.19	*†	License Agreement (Therapeutic Products), dated June 28, 1996, by and between the Registrant, Dyax Corp. and Protein Engineering Corporation
10.20	*†	License Agreement, dated July 25, 2001, by and between the Registrant and Dyax Corp.
10.21	*†	License Agreement, dated July 27, 2001, by and between the Registrant, Glaxo Group Limited, SmithKline Beecham Corporation, Affymax N.V., Affymax Research Institute and Affymax Technologies N.V.

10.22	*†	License Agreement, dated August 13, 2001, by and between the Registrant and XOMA Ireland Limited
10.23	*†	License, Manufacturing, and Supply Agreement, dated April 8, 2004, by and between the Registrant and Nektar Therapeutics AL, Corporation (previously filed as Exhibit No. 10.26)
10.24	*†	Letter Agreement, dated September 20, 2004, by and between the Registrant and EntreMed, Inc. (previously filed as Exhibit No. 10.27)
10.25	†	Extension of Letter Agreement for TFPI Product Candidates, dated August 23, 2005, by and between the Registrant and EntreMed, Inc. (previously filed as Exhibit No. 10.28)
10.26	†	Second Extension of Letter Agreement for TFPI Product Candidates, dated December 19, 2005, by and between the Registrant and EntreMed, Inc. (previously filed as Exhibit No. 10.29)
10.27	†	Third Extension of Letter Agreement for TFPI Product Candidates, dated February 28, 2006, by and between the Registrant and EntreMed, Inc. (previously filed as Exhibit No. 10.30)
10.28	†	Fourth Extension of Letter Agreement for TFPI Product Candidates, dated May 24, 2006, by and between the Registrant and EntreMed, Inc. (previously filed as Exhibit No. 10.31)
10.29	*†	Collaboration and License Agreement, dated February 13, 2006, by and between the Registrant and Takeda Pharmaceutical Company Limited (previously filed as Exhibit No. 10.32)
10.30	*†	Collaboration and License Agreement, dated June 27, 2006, by and between the Registrant and Takeda Pharmaceutical Company Limited (previously filed as Exhibit No. 10.33)
10.31	†	Research and Development Agreement, dated April 2, 1992, by and between the Registrant and The R.W. Johnson Pharmaceutical Research Institute (previously filed as Exhibit No. 10.34)
23.1		Consent of independent registered public accounting firm
23.2	**	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1
24.1		Power of Attorney.
†
Previously filed.

**
To be filed by amendment.

+
Indicates management contract or compensatory plan.

*
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.